                                                      Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-13464
PROSPECTUS

                     14,500,000 American Depositary Shares

                        Satyam Computer Services Limited

                     Representing 29,000,000 Equity Shares

                                ---------------

      We are offering 14,500,000 American Depositary Shares, or ADSs, outside India, including in the United States. Each ADS represents two equity shares.

      Our equity shares are traded in India on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange. On May 15, 2001, the last reported sale price of our equity shares was Rs.228.20 on the Stock Exchange, Mumbai, assuming an exchange rate of Rs.47.00 per dollar. On a per ADS basis, this price was equivalent to $9.71 per ADS. Currently, no public market exists for our ADSs or equity shares in the United States. Our ADSs will be traded on the New York Stock Exchange under the symbol "SAY."

      Investing in our ADSs involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                                ---------------

                                                          Per ADS    Total
                                                          -------    -----
      Public offering price..............................  $9.71  $140,795,000
      Underwriting discount..............................   $.48    $6,960,000
      Proceeds, before expenses, to Satyam Computer
       Services Limited..................................  $9.23  $133,835,000

      The underwriters may also purchase up to an additional 2,175,000 ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The ADSs will be ready for delivery on or about May 18, 2001.

                                ---------------

Merrill Lynch & Co.
   Deutsche Banc Alex. Brown
            Banc of America Securities LLC
                  Salomon Smith Barney
                                           Credit Lyonnais Securities (USA) Inc.

                                ---------------

                  The date of this prospectus is May 15, 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Information About This Offering
Summary..................................................................    1
Risk Factors.............................................................    7
Forward-Looking Statements...............................................   21
Use of Proceeds..........................................................   22
Price Range of Our Equity Shares.........................................   24
Dividend Policy..........................................................   25
Capitalization...........................................................   26
Exchange Rates...........................................................   27
Dilution.................................................................   28

Information About Our Business
Selected Consolidated Financial Data.....................................   29
Unaudited Pro Forma Financial Data.......................................   31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   35
Business.................................................................   61
Management...............................................................   81
Principal Shareholders...................................................   89
Related Party Transactions...............................................   90

Other Information
Description of Equity Shares.............................................   91
Description of American Depositary Shares................................   97
Shares Eligible for Future Sale..........................................  106
Restrictions on Foreign Ownership of Indian Securities...................  107
Government of India Approvals............................................  110
Taxation.................................................................  111
Underwriting.............................................................  116
Legal Matters............................................................  122
Experts..................................................................  122
Change in Accountants....................................................  122
Reports to Our Security Holders..........................................  123
Selected Financial Information Under Indian GAAP.........................  124
Significant Differences Between Indian GAAP and U.S. GAAP................  128

Financial Information
Index to Our U.S. GAAP Consolidated Financial Statements.................  F-1
Index to IndiaWorld Communications Private Limited U.S. GAAP Financial
 Statements.............................................................. F-50

                                ---------------

      You should rely only on the information contained in this document. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate as of the date on the front cover of this document only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Our financial statements are prepared in accordance with generally accepted accounting principles in effect in the United States, or U.S. GAAP, and are presented in U.S. dollars for the fiscal years ended March 31, 1999 and 2000 and the nine months ended December 31, 1999 and 2000. Also presented in this document is financial statement information prepared in accordance with, or derived from, generally accepted accounting principles in effect in India, or Indian GAAP, and presented in U.S. dollars for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 and the nine months ended December 31, 1999 and 2000. In this document, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. In this document, references to a fiscal year are to our fiscal year ended March 31 of that year.

                                    SUMMARY

      This summary highlights information found in greater detail elsewhere in this document. In addition to this summary, we urge you to read the entire document carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding to buy our ADSs. Unless otherwise indicated, all references to "we," "our" or "our company" refer to Satyam Computer Services Limited, including its consolidated subsidiaries.

                        Satyam Computer Services Limited

      We are the fourth largest provider of information technology services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2000. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address information technology needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. We began providing information technology services to businesses in 1988 and as of December 31, 2000 we had 7,560 technical associates servicing over 300 customers. We also have two main subsidiaries, Satyam Infoway Limited, or Infoway, which provides Internet services in India, and VisionCompass, Inc., or VCI, which has developed and markets our software product, VisionCompass. We generate our revenues through three business segments: information technology services, Internet services and software products. Our information technology services revenues (excluding inter-segment revenues) represented 90.8% of our total revenues in fiscal 2000 and 87.6% of our total revenues in the nine months ended December 31, 2000. Our Internet services revenues (excluding inter-segment revenues) represented 9.2% of our total revenues in fiscal 2000 and 12.4% of our total revenues in the nine months ended December 31, 2000. Excluding inter-segment revenues, VCI has not generated any revenues to date.

      Over the past 10 years, there has been a significant increase in the use of professional information technology firms to provide computing services worldwide. According to International Data Corporation, the size of the worldwide information technology services industry was approximately $385.0 billion in 2000. At the same time, a large technology services sector has emerged in India focused on meeting the needs of non-Indian companies. This sector is experiencing rapid growth as it benefits from a large base of highly skilled, English-speaking and relatively lower cost computer engineers. India's National Association of Software and Service Companies, or NASSCOM, estimates that export revenue generated from Indian software and services companies will grow from approximately $4.0 billion in fiscal 2000 to $14.0 billion by fiscal 2003. As the fourth largest provider of information technology services in India, we believe that we are well positioned to benefit from this growth.

      We believe the following aspects of our business help our customers address the challenges posed by today's business and information technology environments:

    . Comprehensive range of information technology services. As part of our information technology services business, we provide our customers the ability to meet all of their information technology needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. We also help them understand their information technology needs and work with them to develop an appropriate strategy to address these needs.

    . Global delivery model. We provide our information technology services through our offshore centers located in India, our seven offsite centers located in the United States, the United

       Kingdom, Singapore and Japan, and onsite teams operating on our customers' premises. By using this global network, our customers benefit from both our local points of contact close to or within their offices and the scale and lower cost of our centers in India.

    . Focus on eBusiness. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as electronic commerce, or eCommerce, websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet.

    . In-depth industry knowledge. We have developed significant industry expertise in insurance, financial services, manufacturing, telecommunications, transportation and engineering. This allows us to design and develop applications and services tailored to address the information technology needs of customers within a particular industry.

    . Adherence to high quality standards. Our processes and methodologies have been assessed at level five, the highest level attainable under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, an industry recognized rating system for systems engineering developed by Carnegie Mellon University. According to NASSCOM, currently 20 Indian companies have received a level five assessment under the SEI-CMM standards.

    . Highly skilled, cost effective professionals. We employ a large pool of highly skilled, English-speaking engineers and professionals. We believe the average annual wages we have historically paid to our professionals in India are significantly less than those of their U.S. counterparts.

     Our goal is to be a leading worldwide provider of information technology services. To achieve this, we have developed a growth strategy based on continuing to enhance our service offerings with high value-added services, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities.

     We have formed several joint ventures to attract additional customers, to acquire expertise in high-end software products and emerging technologies and to add qualified personnel. In addition, we have several alliances with technology providers, which provide us with access to software products or technologies and allow us to enhance the level of service offerings we can provide to our customers.

     In fiscal 2000 and the nine months ended December 31, 2000, over 81.4% and 80.7%, respectively, of our information technology services revenues (excluding inter-segment revenues) were generated from clients in the United States. Our five largest customers in fiscal 2000, on the basis of revenue, were General Electric Company and its affiliates, State Farm Mutual Automotive Insurance Company, Megasoft Inc., Caterpillar Inc. and NCR Corporation. These customers together accounted for 42.4% and 39.0% of our information technology, or IT, services revenues (excluding inter-segment revenues) in fiscal 2000 and the nine months ended December 31, 2000, respectively. Of these five customers, General Electric Company and State Farm Mutual Automotive Insurance Company together represented 28.8% and 27.4% of our information technology services revenues (excluding inter-segment revenues) in fiscal 2000 and the nine months ended December 31, 2000, respectively.

     Based on the number of customers as of December 31, 2000, we believe that our subsidiary, Infoway, is the largest integrated Internet and electronic commerce services company in India. As of December 31, 2000, we held a 52.5% interest in Infoway. As part of our Internet services business, our subsidiary, Infoway, provides corporate network and technology services and consumer Internet access services. Our corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business eCommerce, website development and hosting services while our consumer

Internet access services include dial-up Internet access, e-mail and web page hosting services. We also operate an on-line portal, sify.com (formerly satyamonline.com), and 33 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles. During December 2000, our 33 websites generated approximately 130 million page views. As of December 31, 2000, we had over 400,000 consumer Internet access subscribers and more than 650 corporate customers for our private network services. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY."

      Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VisionCompass allows users to set, track and measure performance indicators for processes and people at various levels within an organization. After an initial version of VisionCompass was released in March 2000, VCI focused on the development of a web-based version of VisionCompass and enhancement of the product through the addition of new features. The new version, VisionCompass 2.35, was released in December 2000 and can be used across corporate Intranets and Extranets and the public Internet. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. In April 2001, we decided to restructure VCI by reducing product development and general administrative expenses.

Important Considerations

      You should consider the information set forth in "Risk Factors" as well as the other information contained in this document in evaluating us and our business before purchasing the ADSs offered in this document, including the following:

    . Our subsidiaries are operating at a loss and, as of December 31, 2000, had incurred a cumulative net loss of $77.8 million.

    . During fiscal 2000 and the nine months ended December 31, 2000, we lost approximately $6.9 million and $29.4 million, respectively, on a combined basis with our subsidiaries.

    . Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and will beneficially own in the aggregate approximately 11.5% of our outstanding equity shares following the completion of this offering. As a result, these persons, acting together while they are board members, will likely be able to exercise significant influence over most matters requiring board approval.

Our Organization

      We were incorporated under the laws of the Republic of India in 1987. Our principal executive offices are located at Bahadurpally Village, Qutubullapur Mandal, R.R. Dist., Hyderabad 500 855, India, and our telephone number is (91) 40-309-7505.

                                  The Offering

American Depositary Shares      14,500,000 ADSs
offered by us.................

The ADSs......................  Each American Depositary Share represents two equity shares, par value Rs.2 per share. The
                                ADSs will be evidenced by American Depositary Receipts, or ADRs.

Equity shares outstanding
after the offering............
                                299,005,430 equity shares.

Use of proceeds...............  We estimate that the net proceeds from this offering without exercise of the over-allotment option will be approximately $131.3 million. We estimate we will use these net proceeds as follows:

                                .  approximately $26 million to repay debt;

                                .  approximately $45 million to fund the
                                   expansion of our existing facilities and to develop new facilities and telecommunications infrastructure in
                                   Hyderabad, Bangalore, Bhubaneswar, Chennai,
                                   Pune and other locations within India and in other countries; and

                                . the balance to invest in joint ventures and other strategic investments and acquisitions and for working capital and general corporate purposes.

Risk factors..................  See "Risk Factors" and other information included in this document for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Reserved shares...............  Up to 10.0% of the ADSs offered in this offering are subject to priority allocation to our directors, officers and employees and their relatives, the directors, officers and employees of our subsidiaries, Infoway and VCI, and other persons, such as customers, through a directed share program.

Proposed NYSE symbol..........  "SAY"

      The number of equity shares outstanding after this offering excludes 24,184,570 equity shares reserved for issuance under our stock option plans, of which options to purchase 11,913,100 equity shares at an average per share option price of Rs.112.07 ($2.40) have been issued. The number of our equity shares outstanding also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 4,350,000 equity shares in the form of 2,175,000 ADSs.

                      Summary Consolidated Financial Data

      You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes, "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The summary consolidated financial data is derived from our consolidated financial statements for the fiscal years ended March 31, 1999 and 2000, which have been audited by PriceWaterhouse, independent accountants, and from our unaudited consolidated financial statements for the nine months ended December 31, 1999 and 2000. These financial statements and the related notes have been prepared in accordance with U.S. GAAP and are included elsewhere in this document. The results for the nine months ended December 31, 2000 do not necessarily indicate the results that may be expected for the full year. Also presented elsewhere in this document is financial statement information prepared in accordance with Indian GAAP and presented in U.S. dollars for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 and the nine months ended December 31, 1999 and 2000.

                                           Year ended      Nine Months ended
                                           March 31,         December 31,
                                        -----------------  ------------------
                                         1999      2000      1999      2000
                                        -------  --------  --------  --------
                                         (in thousands, except per equity
                                                 share/ADS data)
Statement of Operations Data:
Revenues:
  Information technology services...... $95,573  $149,257  $105,715  $184,815
  Internet services....................   2,222    15,198     8,822    26,045
  Software products....................     --        --        --        --
                                        -------  --------  --------  --------
    Total revenues.....................  97,795   164,455   114,537   210,860
Cost of revenues(/1/)..................  49,559    90,449    65,706   149,508
                                        -------  --------  --------  --------
Gross profit...........................  48,236    74,006    48,831    61,352
Operating expenses:
  Selling, general and administrative
   expenses(/2/).......................  31,898    69,592    41,560    87,848
  Amortization of goodwill.............     130     5,043     1,853    17,303
                                        -------  --------  --------  --------
    Total operating expenses...........  32,028    74,635    43,413   105,151
                                        -------  --------  --------  --------
Operating income (loss)................  16,208      (629)    5,418   (43,799)
Interest income........................      43     2,625       850     5,533
Interest expense.......................  (6,905)  (11,290)   (8,104)   (7,725)
Other income...........................     990     1,471       281     5,596
Other expenses.........................     (28)     (418)     (137)     (326)
                                        -------  --------  --------  --------
Income (loss) before income taxes,
 minority interest and equity in
 earnings (losses) of associated
 companies, net........................  10,308    (8,241)   (1,692)  (40,721)
Provision for income taxes.............  (1,105)   (1,619)   (1,316)   (1,876)
Minority interest......................    (171)    2,785       996    16,980
Equity in earnings (losses) of
 associated companies, net of taxes....     (18)      135        61    (3,762)
                                        -------  --------  --------  --------
Net income (loss)......................  $9,014   $(6,940)  $(1,951) $(29,379)
                                        =======  ========  ========  ========
Earnings (loss) per equity share:
  Basic................................   $0.03    $(0.03)   $(0.01)   $(0.11)
  Diluted..............................    0.03     (0.03)    (0.01)    (0.11)
Earnings (loss) per ADS:
  Basic................................    0.07     (0.05)    (0.01)    (0.22)
  Diluted..............................    0.07     (0.05)    (0.01)    (0.22)

--------
(1) Inclusive of deferred stock compensation expenses of $3,137 in fiscal 1999, $13,356 in fiscal 2000, $9,250 in the nine months ended December 31, 1999 and $25,980 in the nine months ended December 31, 2000.
(2) Inclusive of deferred stock compensation expenses of $180 in fiscal 1999, $3,575 in fiscal 2000, $2,228 in the nine months ended December 31, 1999 and $14,520 in the nine months ended December 31, 2000.

                                                               Nine Months
                                            Year ended            ended
                                             March 31,         December 31,
                                         ------------------  -----------------
                                           1999      2000     1999      2000
                                         --------  --------  -------  --------
                                          (in thousands, except per equity
                                           share/ADS and associate data)
Weighted average equity shares used in
 computing earnings per equity share:
  Basic................................   260,190   264,720  263,177   269,921
  Diluted..............................   260,260   264,720  263,177   269,921
Weighted average ADSs used in computing
 earnings per ADS:
  Basic................................   130,095   132,360  131,589   134,961
  Diluted..............................   130,130   132,360  131,589   134,961
Cash dividend per equity share.........     $0.01     $0.01      --     $0.008
Cash dividend per ADS..................      0.03      0.03      --      0.016

Other Data:
Net cash provided by (used in):
  Operating activities.................   $14,245   $14,115   $9,696    $2,733
  Investing activities.................   (36,089)  (83,619) (70,898) (113,950)
  Financing activities.................    35,849   251,664  104,999    21,893
Capital expenditures...................    39,071    42,909   26,588    53,563
Number of information technology
 services technical associates.........     3,513     4,473    4,127     7,560

                                                     As at March 31,    As at
                                                    ----------------- December
                                                      1999     2000   31, 2000
                                                    -------- -------- ---------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents..........................  $13,215 $192,304   $91,375
Total assets.......................................  116,319  412,559   477,915
Total long-term debt (excluding current portion)...   47,967   50,050    28,039
Total shareholders' equity.........................   35,892  168,474   191,764

                                 RISK FACTORS

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this document, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

     We have experienced significant growth in recent periods. Our total revenues increased 68.2% in fiscal 2000 as compared to fiscal 1999. As of December 31, 2000, we had 9,521 employees, whom we refer to as associates, worldwide as compared to 5,292 associates as of December 31, 1999. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

    . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

    . providing adequate training and supervision to maintain our high quality standards; and

    .  preserving our culture and values and our entrepreneurial environment.

     Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

Our subsidiaries may continue to experience losses and negative cash flows.

     As of December 31, 2000, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of December 31, 2000, the cumulative net losses incurred by Infoway were $52.7 million and by VCI were $21.5 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

     Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $51.7 million in fiscal 2001, $12.9 million in fiscal 2002 and $4.9 million in fiscal 2003 based on the price of our equity shares on December 31, 2000 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $60.0 thousand in fiscal 2001, $24.0 thousand in fiscal 2002 and $24.0 thousand in fiscal 2003 in connection with granted warrants and options. Infoway expects to recognize amortization of deferred stock compensation expense in respect of its Infoway Associates Stock Option Plan, or IASOP, in the approximate amounts of $2.2 million in fiscal 2001, $2.0 million in fiscal 2002 and $1.0 million in fiscal 2003 based on the price of Infoway's ADSs on December 31, 2000 and in connection with both granted and ungranted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has caused, and may continue to cause, us to report negative operating income and negative net income for purposes of U.S. GAAP. For example, during the nine months ended December 31, 2000 under our ASOP and ASOP B Plans, we recognized deferred stock compensation of $42.7 million, of which $38.9 million was amortized and charged to earnings.

Our revenues are highly dependent upon a small number of customers.

      We derive a significant portion of our revenues from a limited number of corporate customers. In fiscal 2000 and in the nine months ended December 31, 2000, our largest customer, General Electric Company and its affiliates, accounted for 15.7% and 17.6%, respectively, of our information technology, or IT, services revenues (excluding inter-segment revenues) and 14.2% and 15.5%, respectively, of our total revenues. During the same two periods, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 13.1% and 9.8%, respectively, of our IT services revenues (excluding inter-segment revenues) and 11.9% and 8.6%, respectively, of our total revenues. During fiscal 1999 and 2000 and the nine months ended December 31, 2000, our five largest customers accounted for 40.2%, 42.4% and 39.0%, respectively, of our IT services revenues (excluding inter-segment revenues) and 39.2%, 38.4% and 34.1%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

      In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

      To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

      Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In fiscal 1999, 2000 and the nine months ended December 31, 2000, we experienced associate attrition at a rate of 15.4%, 12.9% and 16.8%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U. S. immigration restrictions could limit our ability to expand our U.S. operations.

      Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. As of December 31, 2000, substantially all of our personnel in the United States were working pursuant to extended H-1B visas (570 persons) or temporary L-1 visas (574 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. For example, this limit was reached in April 1999 for the fiscal year ending September 30, 1999 and in March 2000 for the fiscal year ending September 30, 2000. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

      As a core element of our business strategy, we continue to offer a significant portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During fiscal 1999 and 2000 and the nine months ended December 31, 2000, we derived 22.8%, 26.1% and 20.3%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

      Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.

      The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

    . Indian IT services companies, such as Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services;

    . U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc; and

    . Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

      We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

We may be unable to recoup our investment costs to develop our software products.

      We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $19.5 million representing equity and other advances as of December 31, 2000. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

      Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and will beneficially own in the aggregate approximately 11.5% of our outstanding equity shares following the completion of this offering. As a result, these persons, acting together while they are board members, will likely still have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our lenders are entitled to appoint directors to our board of directors.

      Our Articles of Association provide lenders the right to appoint their own nominees to our board of directors as long as their loans are outstanding. A lender may only exercise this right to the extent permitted under its loan agreement with us. We do not currently have any lender nominated directors on our board; however, one of our existing loan agreements with Industrial Development Bank of India does provide this lender with the right to nominate one director.

We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

      We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

      Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

      Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Our Internet Services Business

      Because we owned, as of December 31, 2000, 52.5% of the equity shares of Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India based on number of customers as of December 31, 2000, we face risks related to Infoway's business.

The market price of our equity shares is strongly affected by Infoway's volatile stock price.

      As of December 31, 2000, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999, the trading price of Infoway's ADSs has ranged from a low of $2.50 to a high of $113.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $121.8 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 49.0% under present Indian law. This limitation means that, unless Indian law changes, more than 49.0% of Infoway's equity shares will never be available to trade in the United States market.

Technical obstacles may hurt the acceptance of the Internet in India and detract from Infoway's market.

      Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Prices for bandwidth capacity are set by the government of India and the Telecom Regulatory Authority of India, or TRAI, and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for consumer Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices. Further, limitations in network architecture in India limit Internet connection to speeds less than those available in the United States on conventional dial-up telephone lines, and significantly less than the connection speed on cable modems. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India.

Limited access to computers and the Internet limits Infoway's pool of potential customers.

      The market penetration rates of personal computers and on-line access in India are far lower than the market penetration rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market had approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market had approximately 135.0 million Internet users compared to a total population in the U.S. of 275.0 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently not popular in India. We cannot assure you that the number or penetration rate of personal computers in India will increase or that alternate means of accessing the Internet will develop and become widely available in India. This may limit the amount of revenues that Infoway's consumer Internet access services division may generate.

The high cost of accessing the Internet in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

      Infoway's growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use Infoway's services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute Infoway's business plan.

Infoway's success depends on the acceptance and growth of electronic commerce in India, which is uncertain.

      Many of Infoway's existing and proposed products and services are designed to facilitate electronic commerce in India, although there is virtually no electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain and, to a large extent, beyond Infoway's control. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into on-line and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

    .  inconsistent quality of service;

    .  need to deal with multiple and frequently incompatible vendors;

    . lack of legal infrastructure relating to electronic commerce in India;

    .  lack of security of commercial data such as credit card numbers; and

    . low number of Indian companies accepting credit card numbers over the Internet.

      If usage of the Internet in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

Infoway's principal competitor is government-controlled and enjoys significant competitive advantages over Infoway.

      Videsh Sanchar Nigam Limited, or VSNL, is an Indian government-controlled provider of international telecommunications services which is also the largest Internet service provider in India. We estimate that, as of December 31, 2000, VSNL had approximately 540,000 subscribers while Infoway had over 400,000 subscribers. VSNL enjoys significant competitive advantages over Infoway, including the following:

    . Longer service history. VSNL has been an Internet service provider since August 1995 whereas Infoway has only been an Internet service provider since November 1998.

    . Access to network infrastructure. Because VSNL is controlled by the government of India, it has direct access to network infrastructure which is owned by the Indian government.

    . Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

      If Infoway is unable to distinguish its Internet service provider services from those of VSNL, these competitive advantages may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions or reduced margins for Infoway's operations.

Infoway may be required to lower the rates it charges for its products and services in response to competition in the Internet services market which would significantly decrease our and Infoway's revenues.

      A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and Infoway expects additional companies to emerge in the near future. As of December 31, 2000, approximately 437 companies had obtained Internet service provider licenses in India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over Infoway, including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including Dishnet, Zee Telefilms and VSNL, also offer unlimited Internet access for a fixed price. In addition, some of Infoway's competitors offer free Internet service. These factors have resulted in significant reductions in the actual selling prices for consumer Internet access services over the past several years. Infoway expects the market for consumer Internet access to continue to be highly price competitive. If new entrants offer less costly or free Internet access to the Indian market, we may be forced to lower our prices to attract and retain subscribers, which would significantly decrease our and Infoway's revenues.

      Infoway's corporate and technology services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD.

      Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Microsoft Network, Yahoo!, Excite@Home and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted to the Indian market. For example, Yahoo launched an Indian service in June 2000.

      Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. We cannot assure you that Infoway will be able to successfully compete against current and future competitors.

Government action or regulatory change could adversely affect our and Infoway's operating results.

      Infoway's business is subject to government regulation under Indian law. These regulations include the following:

    . Infoway's Internet service provider license has a remaining term of 14 years and Infoway has no assurance that the license will be renewed. If Infoway is unable to renew its Internet service provider license in 2013 for any reason, Infoway will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenues.

    . The government of India and TRAI maintain the right to regulate the prices which Internet service providers like Infoway charge their subscribers, although specific price regulations have not yet been established. The success of Infoway's business model depends on its ability to price its services at levels Infoway believes are appropriate. If the government of India or the TRAI sets a minimum price for Internet services, Infoway may not be able to attract and retain subscribers. Likewise, if the government of India or the TRAI sets a maximum price, Infoway may not be able to generate sufficient revenues to fund its operations.

    . The government of India maintains the right to take over Infoway's entire operations or revoke, terminate or suspend its license for national security and similar reasons without compensation to Infoway. If the government of India were to take any of these actions, Infoway would be prevented from conducting all or part of its business.

    . Foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 49.0% under present Indian law. This limit may prevent Infoway from acquiring non-Indian companies using Infoway stock as consideration.

Infoway may be liable to third parties for information retrieved from the Internet.

      Because users of Infoway's Internet access services and visitors to Infoway's websites may distribute its content to others, third parties may sue Infoway for defamation, negligence, copyright or trademark infringement, personal injury or other matters. Infoway could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against on-line services in the United States and Europe. Others could also sue Infoway for the content and services that are accessible from its websites through links to other websites or through content and materials that may be posted by its users in chat rooms or bulletin boards. Infoway does not carry insurance to protect it against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, Infoway's business is based on establishing the sify.com network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage Infoway's reputation, disrupt its ongoing business, distract its management and employees, reduce our and Infoway's revenues and increase our and Infoway's expenses.

Infoway's business may not be compatible with delivery methods of Internet access services developed in the future.

      The delivery of information over the Internet is rapidly changing. Currently Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, Infoway will have to develop new technology or modify its existing technology to accommodate these developments. Infoway's pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. Infoway may be unable to adapt its Internet service business to alternate delivery means and new technologies may not be available to Infoway at all. Infoway's inability to provide services utilizing the latest technologies could result in loss of market share and a reduction in its revenues.

Risks Related to Investments in Indian Companies

      We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

      During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Recent government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to operate our business.

      In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions after its discussions with the government of India. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not disrupt our business or increase our costs or adversely affect the market for our ADSs in the United States.

Regional conflicts in South Asia could adversely affect the Indian economy and our company.

      South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the

Himalayan region of Kargil and other border areas. Further, in October 1999, the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs, and the market for our services.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

      Our equity shares are traded on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or the BSE, the National Stock Exchange and the Hyderabad Stock Exchange and they may trade on these stock exchanges at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares.

      Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

      Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

      Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

Currency exchange rate fluctuations may affect the value of our ADSs.

      The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1997 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 21.6%. In fiscal 1999 and 2000 and the nine months ended December 31, 2000, our U.S. dollar-denominated revenues represented 92.8%, 85.4% and 82.0%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In fiscal 1999 and 2000 and the nine months ended December 31, 2000, our foreign currency translation losses were approximately $1.8 million, $2.4 million and $11.7 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the BSE, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

      We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

    . a tax deduction for all profits derived from exporting computer software and services; and

    . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

      As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2000. All facilities registered in the program before March 31, 2000, which include all of our existing facilities in India and registrations for 11 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

      We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

    . effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

    . enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

      We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

The financial turmoil in other countries could cause our business or the price of our ADSs to suffer.

      Financial turmoil in several Asian countries, Russia and elsewhere in the world in 1998 and 1999 has adversely affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in prices for securities of companies located in developing economies, such as our company.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

      The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($10.57) in December 1999 to a low of Rs.73.10 ($1.72) in January 1999. In 2000, our share price on the BSE reached a peak of Rs.1,445.99 ($33.13) and a low of Rs.291.50 ($6.23). On May 15, 2001, the closing price of our shares on the BSE was Rs.228.20 ($4.86). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split.

      The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs. The laws of India may not adequately protect our intellectual property rights.

      The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

      We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

      Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

      Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

      There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

Our management will have broad discretion in using the proceeds from this offering and therefore investors will be relying on the judgment of our management to invest those funds effectively.

      Our management will have broad discretion with respect to the expenditure of the net proceeds from this offering. We intend to use the net proceeds:

    .  to repay some of our debt;

    . to fund the expansion of our existing facilities and to develop new facilities in India and in other countries;

    . to invest in joint ventures and other strategic investments and acquisitions; and

    .  for working capital and general corporate purposes.

      We have not yet finalized the amount of net proceeds to be used specifically for each of these purposes. We are not permitted to use the proceeds to purchase real estate or to purchase securities on stock exchanges as specified by the Ministry of Finance. Investors will be relying on the judgment of our management regarding the application of these proceeds.

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

      Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. If U.S. holders of ADSs represent more than 10.0% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

      At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

This offering may not result in an active or liquid trading market for our ADSs, particularly because India imposes legal restrictions on equity share conversion.

      We cannot predict the extent to which this offering will result in the development of an active, liquid public trading market for our ADSs offered by this document. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

      Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

New investors will experience immediate and substantial dilution.

      The purchase price of the ADSs offered by this document will be substantially higher than the tangible book value of our outstanding equity shares. The ADSs you purchase in this offering will have a post-closing net tangible book value of $7.56 per ADS less than the public offering price paid of $9.71 per ADS. You will therefore experience immediate and significant dilution in tangible net book value of your investment. Any future issuances of equity by us will further dilute the positions of investors in our ADSs and could harm the market price of our ADSs.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

      The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. We will have an aggregate of 14,500,000 ADSs and 299,005,430 equity shares outstanding after this offering (assuming the underwriters' over-allotment option is not exercised). All ADSs to be sold in this offering are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation
S. We and Messrs. B. Ramalinga Raju, B. Rama Raju and C. Srinivasa Raju who will together hold 11.5% of our outstanding equity shares following the completion of this offering have agreed not to offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any equity shares without the prior written consent of Merrill Lynch for 180 days from the date of this document, subject to specified exceptions.

                           FORWARD-LOOKING STATEMENTS

      We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

      In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described above in "Risk Factors."

                                USE OF PROCEEDS

      The net proceeds from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, are estimated to be approximately $131.3 million, or $151.4 million if the underwriters' overallotment option is exercised in full, at a public offering price of $9.71 per ADS. We currently estimate that we will use the net proceeds from this offering as follows:

    .  approximately $26 million to repay some of our debt;

    . approximately $45 million to fund the expansion of our existing facilities and telecommunications infrastructure in Hyderabad, Bangalore, Bhubaneswar, Chennai, Pune and other locations within India and to develop new facilities outside India;

    . the balance of the net proceeds from this offering to invest in joint ventures and other strategic investments and acquisitions and for working capital and general corporate purposes.

      We intend to use the net proceeds of this offering to repay in the aggregate approximately $26 million of our debt to the Industrial Development Bank of India, or IDBI, Exim Bank and Vijaya Bank which as of March 31, 2001 consisted of:

                                               Amount      Date of
                                            Outstanding    the Loan   Maturity  Interest Rate   Computation
        Lender               Purpose       (in thousands) Agreement     Date     (per annum)       Method
----------------------  ------------------ -------------- ---------  ---------- ------------- ----------------
Foreign Currency Loans

IDBI                    Equipment                $103     12/06/1995 09/20/2002     10.26%       LIBOR + 3.50%
                        purchase

IDBI                    Expansion and           1,695     11/17/1997 04/01/2004      9.26        LIBOR + 2.50%
                        equipment purchase

EXIM Bank               Expansion and             447     11/08/1996 07/23/2001      9.51        LIBOR + 2.75%
                        equipment purchase

EXIM Bank               Expansion and           1,502     01/06/1998 08/17/2003      8.51        LIBOR + 1.75%
                        equipment purchase

Rupee Loans

IDBI                    Expansion and           9,653     07/29/1998 04/01/2005     15.50     MLR(/1/) + 1.50%
                        equipment purchase

IDBI                    Expansion and           3,218     11/17/1997 04/01/2004     15.50     MLR(/1/) + 2.00%
                        equipment purchase

IDBI                    Expansion and           1,544     05/15/1998 04/01/2004     15.50      MLR(/1/)+ 2.00%
                        equipment purchase

Working Capital

Vijaya Bank             Working capital         5,968     12/29/2000 12/28/2001     12.50             PLR(/2/)

Global Trust Bank Ltd.  Working capital         1,426     12/22/2000 12/22/2001     15.50             PLR(/2/)
                                              -------

Total....................................     $25,556
                                              =======

--------
(1) MLR refers to the "Minimum Lending Rate" established from time to time by the RBI.
(2) PLR refers to the "Prime Lending Rate" established from time to time by the RBI.

      We currently intend to use approximately $45 million of the net proceeds from this offering to fund the expansion of our existing Indian facilities and telecommunications infrastructure in Hyderabad, Bangalore, Bhubaneswar, Chennai, Pune and other locations in India and to develop new facilities outside India. We believe these funds will be sufficient to fund our current expansion plans through 2002. However, we have not yet made contractual commitments for the majority of our budgeted capital expenditures, and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans.

      We intend to use the remaining net proceeds from the sale of the ADSs to invest in joint ventures and other strategic investments and acquisitions and for general corporate purposes, including working capital. In the ordinary course of business, we regularly engage in discussions and negotiations relating to potential investments, joint ventures, technology alliances, strategic partnerships and acquisitions. We have no current agreements relating to any such material transaction.

      Other than debt repayment, we have not yet finalized the amount of net proceeds expected to be used specifically for the purposes specified above. We cannot provide a definitive long-term estimate of the use of proceeds from this offering and the priorities or contingencies affecting them due to the rapidly shifting focuses in our industry. For example, we may wish to spend a portion of the proceeds on expansion instead of joint ventures and alliances if our business outgrows our current expansion plans. Alternatively, we may wish to spend some of the proceeds currently budgeted for expansion on joint ventures and strategic alliances if particularly attractive opportunities arise. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. Management will not, however, be able to use the proceeds to purchase real estate or to purchase securities on stock exchanges as specified by the Ministry of Finance of India. We will be required to submit to the RBI and the Ministry of Finance quarterly statements with regard to the periodic repatriation of the net proceeds of this offering. Pending any use, as described above, we intend to invest the net proceeds in dollar or rupee denominated high quality, interest-bearing instruments, provided that the government of India may require us to repatriate the proceeds of this offering, which means converting the proceeds into rupees and holding them in India.

                        PRICE RANGE OF OUR EQUITY SHARES

      The equity shares issued and outstanding before the completion of this offering are listed and traded on the Indian stock exchanges. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are expressed in Indian rupees. We have applied for approval for quotation of the ADSs to be issued hereby, each representing two equity shares, on the New York Stock Exchange. The equity shares underlying the ADSs will be listed on the Indian stock exchanges within two weeks of the completion of this offering. The information presented in the table below represents, for the periods indicated: (1) the reported high and low sales prices quoted in Indian rupees for the equity shares on the BSE; (2) the imputed high and low sales prices for the equity shares based on such high and low sales prices, translated into U.S. dollars based on the noon buying rate on the last date of each period presented; and (3) the average trading volume for the equity shares on the BSE.

                                                   U.S. Dollar
                                    Rupee Price       Price
                                    Per Equity     Per Equity   Average Daily
                                  Share(/1/)(/2/)     Share      Equity Share
                                 ----------------- -----------     Trading
Fiscal Year Ended March 31,        High     Low    High   Low  Volume(/1/)(/2/)
---------------------------      -------- -------- ----- ----- ----------------
1999
 First Quarter.................. Rs.61.30 Rs.24.70 $1.44 $0.58     2,095,646
 Second Quarter.................    61.35    34.58  1.44  0.81     3,504,798
 Third Quarter..................    75.20    49.70  1.77  1.17     3,311,895
 Fourth Quarter.................   169.50    73.10  3.99  1.72     1,738,214

2000
 First Quarter..................   175.18    99.20  4.03  2.28     1,249,474
 Second Quarter.................   228.59   117.31  5.24  2.69     1,489,489
 Third Quarter..................   459.80   221.00 10.57  5.08     2,077,295
 Fourth Quarter................. 1,445.99   453.95 33.13 10.40     1,312,522

2001
 First Quarter..................   901.98   383.96 20.18  8.59     1,328,879
 Second Quarter.................   680.00   420.15 14.76  9.12     6,902,897
 Third Quarter..................   511.00   291.50 10.93  6.23    11,659,908
 Fourth Quarter.................   429.70   179.00  9.22  3.84    12,961,137

2002
 First Quarter (through May 15,
  2001).........................   271.95   160.00  5.79  3.40     7,323,397

--------
(1) Data derived from the BSE website. The prices and volumes quoted on the National Stock Exchange and the Hyderabad Stock Exchange may be different.

(2) The BSE does not adjust historical price quotations for stock dividends and stock splits. However, for comparative purposes, the price per equity share data above is adjusted for the September 1, 1999 two-for-one stock split which took effect on the BSE on August 16, 1999 and the August 25, 2000 five-for-one stock split which took effect on the BSE on August 7, 2000. The average daily equity share trading volume has not been adjusted.

      On May 15, 2001, the closing price of equity shares on the BSE was Rs.228.20, equivalent to $4.86 per equity share, translated at the noon buying rate of Rs.47.00 per $1.00 on May 14, 2001.

                                DIVIDEND POLICY

      Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended, by the board of directors. Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. We paid out dividends of Rs.54.0 million ($1.3 million), Rs.91.6 million ($2.2 million) and Rs.120.0 million ($2.8 million) in fiscal 1998, fiscal 1999 and fiscal 2000, respectively. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Some of our loan documents restrict us from paying dividends other than from profits generated from the then current fiscal year.

      Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in rupees and, except as otherwise described under "Description of American Depositary Shares," will be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

                                 CAPITALIZATION

      The following table sets forth, as of December 31, 2000, the cash and capitalization of our company prepared in accordance with U.S. GAAP on:

    .  an actual basis; and

    . an adjusted basis giving effect to the sale by us of 14,500,000 ADSs (representing 29,000,000 equity shares) in this offering at a public offering price of $9.71 per ADS and after deducting underwriting discounts and the estimated offering expenses payable by us and after the repayment of approximately $26 million of our debt from the net proceeds of this offering.

      This information should be read in conjunction with our financial statements and the related notes included elsewhere in this document.

                                                       As of December 31,
                                                              2000
                                                      -------------------------
                                                       Actual       As Adjusted
                                                      --------      -----------
                                                         (in thousands)
Cash and cash equivalents............................  $91,375(/1/)  $197,145
                                                      ========       ========
Short-term debt and current portion of long-term
 debt................................................  $25,100         13,669
Long-term debt.......................................   28,039         13,914
                                                      --------       --------
Total debt...........................................   53,139         27,583
Shareholders'equity:
  Equity shares--par value Rs.2 per share;
  375,000,000 equity shares authorized and
  281,190,000 equity shares issued as of December 31,
  2000; 310,190,000 issued as adjusted...............   15,726         16,967
Additional paid-in capital...........................  258,558        388,652
Deferred stock compensation..........................  (21,697)       (21,697)
Retained earnings (deficit)..........................  (28,372)       (28,372)
Other comprehensive income (loss)....................  (20,897)       (20,897)
                                                      --------       --------
                                                       203,318        334,653
Equity shares held by the Satyam Associate Trust
 under the employee stock option plan (11,184,570
 equity shares as of December 31, 2000)..............  (11,554)       (11,554)
                                                      --------       --------
Total shareholders' equity...........................  191,764        323,099
                                                      --------       --------
Total capitalization................................. $244,903       $350,682
                                                      ========       ========

--------
(1) $46,635 thousand of the cash and cash equivalents are held by Infoway and therefore may not be accessible to us.

                                 EXCHANGE RATES

      Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs.

      We conduct operations in five countries around the world. As a result, our net income in Indian rupee terms and the presentation thereof in U.S. dollars can be significantly affected by movements in currency exchange rates, in particular the movement of the Indian rupee against the U.S. dollar.

      The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March
31,                        Period End(/1/) Average(/1/)(/2/)   High     Low
-----------------------    --------------- ----------------- -------- --------
1996......................    Rs.34.35         Rs.33.47      Rs.38.05 Rs.31.36
1997......................       35.88            35.70         36.85    34.15
1998......................       39.53            37.37         40.40    35.71
1999......................       42.50            42.27         43.60    39.41
2000......................       43.65            43.46         43.75    42.50
2001......................       46.85            45.88         47.47    43.63
2002 (through May 14,
 2001)....................       47.00            46.82         47.07    46.58

--------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our consolidated financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

      In this document, all references to "rupees", "Rs." and "Re." are to the legal currency of India and all references to "dollars" and "$" are to the legal currency of the United States. For the convenience of the reader, this document contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this document or for numbers derived from the financial statements, all translations from Indian rupees to U.S. dollars contained in this document have been based on the noon buying rate in the City of New York on May 14, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on May 14, 2001 was Rs.47.00 per $1.00.

                                    DILUTION

      The net tangible book value of our company as of December 31, 2000 under U.S. GAAP was $190.5 million, or $1.41 per ADS. "Net tangible book value per ADS" is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of ADSs outstanding as of December 31, 2000.

      After giving effect to the sale by us of ADSs offered by this document at a public offering price of $9.71 per ADS and after deducting underwriting discounts and the estimated offering expenses payable by us, the net tangible book value of our company as of December 31, 2000 would have been $321.8 million, or $2.15 per ADS. This represents an immediate increase in net tangible book value of $0.74 per ADS to existing shareholders and an immediate dilution in net tangible book value of $7.56 per ADS to new investors. The following table illustrates this per share dilution:

     Public offering price per ADS................................       $9.71
     Net tangible book value per ADS as of December 31, 2000...... $1.41
     Increase in net tangible book value attributable to new
      investors...................................................  0.74
                                                                   -----
     Pro forma as adjusted net tangible book value per ADS after
      this offering...............................................        2.15
                                                                         -----
     Dilution per ADS to new investors............................        7.56
                                                                         =====

      The following table summarizes, on a pro forma as adjusted basis as of December 31, 2000, the difference between existing shareholders and new investors with respect to the number of ADSs purchased, the total consideration paid and the average price per ADS paid.

                                                             Total
                                        ADSs Purchased   Consideration   Average
                                        --------------- ----------------  Price
                                        Number  Percent  Amount  Percent Per ADS
                                        ------- ------- -------- ------- -------
                                         (in thousands, except percentages and
                                                     per ADS data)
Existing shareholders.................. 135,003   90.3%  $52,913   27.3%  $0.39
New investors..........................  14,500    9.7   140,795   72.7    9.71
                                        -------  -----  --------  -----
  Total................................ 149,503  100.0% $193,708  100.0%
                                        =======  =====  ========  =====

      The foregoing tables and calculations assume no exercise by the underwriters of their overallotment option. To the extent that the overallotment option is exercised, there will be further dilution to new investors. Before this offering, we had issued only equity shares that have not been represented by ADSs. Equity shares purchased and the average price paid per equity share have been converted into ADS equivalents for comparison purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes, "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The selected consolidated financial data is derived from our consolidated financial statements for the fiscal years ended March 31, 1999 and 2000, which have been audited by PriceWaterhouse, independent accountants, and from our unaudited consolidated financial statements for the nine months ended December 31, 1999 and 2000. These financial statements and the related notes have been prepared in accordance with U.S. GAAP and are included elsewhere in this document. The results for the nine months ended December 31, 2000 do not necessarily indicate the results that may be expected for the full year. Also presented elsewhere in this document is financial statement information prepared in accordance with Indian GAAP and presented in U.S. dollars for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 and the nine months ended December 31, 1999 and 2000.

                                           Year ended      Nine Months ended
                                           March 31,         December 31,
                                        -----------------  ------------------
                                         1999      2000      1999      2000
                                        -------  --------  --------  --------
                                         (in thousands, except per equity
                                                 share/ADS data)
Statement of Operations Data:
Revenues:
  Information technology services...... $95,573  $149,257  $105,715  $184,815
  Internet services....................   2,222    15,198     8,822    26,045
  Software products....................     --        --        --        --
                                        -------  --------  --------  --------
    Total revenues.....................  97,795   164,455   114,537   210,860
Cost of revenues(/1/)..................  49,559    90,449    65,706   149,508
                                        -------  --------  --------  --------
Gross profit...........................  48,236    74,006    48,831    61,352
Operating expenses:
  Selling, general and administrative
   expenses(/2/).......................  31,898    69,592    41,560    87,848
  Amortization of goodwill.............     130     5,043     1,853    17,303
                                        -------  --------  --------  --------
    Total operating expenses...........  32,028    74,635    43,413   105,151
                                        -------  --------  --------  --------
Operating income (loss)................  16,208      (629)    5,418   (43,799)
Interest income........................      43     2,625       850     5,533
Interest expense.......................  (6,905)  (11,290)   (8,104)   (7,725)
Other income...........................     990     1,471       281     5,596
Other expenses.........................     (28)     (418)     (137)     (326)
                                        -------  --------  --------  --------
Income (loss) before income taxes,
 minority interest and equity in
 earnings (losses) of associated
 companies, net........................  10,308    (8,241)   (1,692)  (40,721)
Provision for income taxes.............  (1,105)   (1,619)   (1,316)   (1,876)
Minority interest......................    (171)    2,785       996    16,980
Equity in earnings (losses) of
 associated companies, net of taxes....     (18)      135        61    (3,762)
                                        -------  --------  --------  --------
Net income (loss)......................  $9,014   $(6,940)  $(1,951) $(29,379)
                                        =======  ========  ========  ========
Earnings (loss) per equity share:
  Basic................................   $0.03    $(0.03)   $(0.01)   $(0.11)
  Diluted..............................    0.03     (0.03)    (0.01)    (0.11)
Earnings (loss) per ADS:
  Basic................................    0.07     (0.05)    (0.01)    (0.22)
  Diluted..............................    0.07     (0.05)    (0.01)    (0.22)

--------
(1) Inclusive of deferred stock compensation expenses of $3,137 in fiscal 1999, $13,356 in fiscal 2000, $9,250 in the nine months ended December 31, 1999 and $25,980 in the nine months ended December 31, 2000.
(2) Inclusive of deferred stock compensation expenses of $180 in fiscal 1999, $3,575 in fiscal 2000, $2,228 in the nine months ended December 31, 1999 and $14,520 in the nine months ended December 31, 2000.

                                                               Nine Months
                                            Year ended            ended
                                             March 31,         December 31,
                                         ------------------  -----------------
                                           1999      2000     1999      2000
                                         --------  --------  -------  --------
                                          (in thousands, except per equity
                                           share/ADS and associate data)
Weighted average equity shares used in
 computing earnings per equity share:
  Basic................................   260,190   264,720  263,177   269,921
  Diluted..............................   260,260   264,720  263,177   269,921
Weighted average ADSs used in computing
 earnings per ADS:
  Basic................................   130,095   132,360  131,589   134,961
  Diluted..............................   130,130   132,360  131,589   134,961
Cash dividend per equity share.........     $0.01     $0.01      --     $0.008
Cash dividend per ADS..................      0.03      0.03      --      0.016

Other Data:
Net cash provided by (used in):
  Operating activities.................   $14,245   $14,115   $9,696    $2,733
  Investing activities.................   (36,089)  (83,619) (70,898) (113,950)
  Financing activities.................    35,849   251,664  104,999    21,893
Capital expenditures...................    39,071    42,909   26,588    53,563
Number of information technology
 services technical associates.........     3,513     4,473    4,127     7,560

                                                     As at March 31,    As at
                                                    ----------------- December
                                                      1999     2000   31, 2000
                                                    -------- -------- ---------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents..........................  $13,215 $192,304   $91,375
Total assets.......................................  116,319  412,559   477,915
Total long-term debt (excluding current portion)...   47,967   50,050    28,039
Total shareholders' equity.........................   35,892  168,474   191,764

                       UNAUDITED PRO FORMA FINANCIAL DATA

      You should read the following unaudited pro forma financial data in conjunction with our consolidated financial statements and the financial statements of IndiaWorld Communications Private Limited, or IndiaWorld, and their respective related notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The unaudited pro forma financial data presents our unaudited pro forma consolidated statement of operations for the year ended March 31, 2000 and for the nine months ended December 31, 2000. The pro forma financial data has been derived by applying pro forma adjustments to a) the audited consolidated financial statements of Satyam Computer Services for fiscal 2000 and the unaudited financial statements of IndiaWorld for the eight months ended November 30, 1999 and b) the unaudited consolidated financial statements of Satyam Computer Services for the nine months ended December 31, 2000. Our financial statements have consolidated the accounts of IndiaWorld as of December 1, 1999. The historical consolidated financial statements of Satyam Computer Services and financial statements of IndiaWorld have been prepared in accordance with U.S. GAAP. The pro forma condensed consolidated statement of operations gives effect to our acquisition of IndiaWorld as if the acquisition had occurred at the beginning of the fiscal year (i.e. April 1, 1999).

      The unaudited pro forma financial data appearing herein do not purport to represent what our results of operations would have been had the IndiaWorld acquisition in fact occurred on April 1, 1999 or to project our results of operations for the present year or for any future period. Our historical results are not necessarily indicative of future results or the unaudited proforma results giving effect to the acquisition of IndiaWorld. These pro forma financial statements are based on the assumptions set forth in the notes to such statements.

       Unaudited Pro Forma Condensed Consolidated Statement Of Operations
                       For The Year Ended March 31, 2000

                           Saytam
                          Computer                  Pro Forma             Pro Forma
                          Services    IndiaWorld   Adjustments          Consolidation
                         ----------- ------------- -----------          -------------
                         (Year ended (Eight months                       (Year ended
                          March 31,      ended                            March 31,
                            2000)    November 30,                           2000)
                                         1999)
                                (in thousands, except per share data)
Revenues................  $164,455       $424            --               $164,879
Cost of revenues(/1/)...    90,449        171            --                 90,620
                          --------       ----       --------              --------
Gross profit............    74,006        253            --                 74,259
Operating expenses:
  Selling, general and
   administrative
   expenses(/2/)........    69,592        105            --                 69,697
  Amortization of
   goodwill.............     5,043        --         $19,901(/3/)(/4/)      24,944
                          --------       ----       --------              --------
Total operating
 expenses...............    74,635        105         19,901                94,641
                          --------       ----       --------              --------
Operating
 income/(loss)..........      (629)       148        (19,901)              (20,382)
Interest expense, net...    (8,665)        (3)           --                 (8,668)
Other income, net.......     1,053        --             --                  1,053
                          --------       ----       --------              --------
Income (loss) before
 income taxes, minority
 interest and equity
 earnings of associated
 companies..............    (8,241)       145        (19,901)              (27,997)
Provision for income
 taxes..................    (1,619)       (55)           --                 (1,674)
Minority Interest.......     2,785        --           7,358(/5/)           10,143
Equity in earnings
 (losses) of associated
 companies, net of
 taxes..................       135        --             --                    135
                          --------       ----       --------              --------
Net income (loss).......   $(6,940)       $90       $(12,543)             $(19,393)
                          ========       ====       ========              ========
Earnings (loss) per
 share:
  Basic.................    $(0.03)                                         $(0.07)
  Diluted...............     (0.03)                                          (0.07)
Weighted equity shares
 used in computing net
 (loss) income per eq-
 uity share.............   264,720                                         264,720

--------
Footnotes appear on page 34.

       Unaudited Pro Forma Condensed Consolidated Statement Of Operations
                  For The Nine Months Ended December 31, 2000

                                     Satyam
                                    Computer   Pro Forma            Pro Forma
                                    Services  Adjustments         Consolidation
                                    --------  -----------         -------------
                                     (in thousands, except per share
                                                  data)
Revenues..........................  $210,860        --              $210,860
Cost of revenues(/6/).............   149,508        --               149,508
                                    --------    -------             --------
Gross profit......................    61,352        --                61,352
Operating expenses:
  Selling, general and
   administrative expenses(/7/)...    87,848        --                87,848
  Amortization of goodwill........    17,303     $3,671(/3/)(/4/)     20,974
                                    --------    -------             --------
Total operating expenses..........   105,151      3,671              108,822
                                    --------    -------             --------
Operating income/(loss)...........   (43,799)    (3,671)             (47,470)
Interest expense, net.............    (2,192)       --                (2,192)
Other income, net.................     5,270        --                 6,270
                                    --------    -------             --------
Income (loss) before income taxes,
 minority interest and equity
 earnings of associated
 companies........................   (40,721)    (3,671)             (44,392)
Provision for income taxes........    (1,876)       --                (1,876)
Minority Interest.................    16,980      1,628(/5/)          18,608
Equity in earnings (losses) of
 associated companies, net of
 taxes............................    (3,762)       --                (3,762)
                                    --------    -------             --------
Net income (loss).................  $(29,379)   $(2,043)            $(31,422)
                                    ========    =======             ========
Earnings (loss) per share:
  Basic...........................    $(0.11)                         $(0.12)
  Diluted.........................     (0.11)                          (0.12)
Weighted equity shares used in
 computing net (loss) income per
 equity share.....................   269,921                         269,921

--------
Footnotes appear on page 34.

  Notes To Unaudited Pro Forma Condensed Consolidated Statement Of Operations For The Year Ended March 31, 2000 and The Nine Months Ended December 31, 2000

Explanation of the pro forma adjustments:

(1) Inclusive of deferred stock compensation expenses of $13,356 in fiscal
    2000.

(2) Inclusive of deferred stock compensation expenses of $3,575 in fiscal 2000.

(3) On November 29, 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a purchase price of $28,289 thousand. In connection with the acquisition, the shareholders of IndiaWorld granted Infoway an option to acquire the remaining 75.5% of the outstanding shares of IndiaWorld on or before June 30, 2000. Infoway made a $11,801 thousand non-refundable deposit towards the exercise price of the option. On June 30, 2000, Infoway acquired the 75.5% stake through a separate agreement with the remaining shareholders of Infoway by paying $48,666 thousand in cash and the balance in 268,500 equity shares of Infoway. For the purposes of the pro forma adjustments, these 268,500 equity shares of Infoway issued were valued at $22.94 per ADS (four ADSs is equal to one equity share) as quoted on the Nasdaq National Market on June 23, 2000. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present law are not convertible into ADSs. The cash paid and equity shares issued have been considered for computing the purchase consideration and goodwill for this unaudited pro forma consolidated condensed statement of operations.

(4) Goodwill relating to the acquisition of IndiaWorld is being amortized over a period of 5 years on a straight-line basis, which has been calculated as follows:

                                                                (in thousands)
                                                                --------------
   Fair value of net tangible assets acquired..................        $13
   Purchase consideration:
     Cash......................................................     88,165
     Estimated fair value of equity shares issued..............     24,638
   Excess of purchase consideration over fair value of net
    assets acquired............................................    112,790
                                                                   =======
   Annual goodwill amortization................................    $22,558
   Less: Amount already recognized in the four months ended
    March 31, 2000.............................................     (2,657)
                                                                   -------
   Pro forma adjustment for fiscal 2000........................    $19,901
                                                                   =======
   Goodwill amortization for 3 months..........................     $5,640
                                                                   -------
   Less: Amount already recognized in the three months ended
    June 30, 2000..............................................     (1,969)
                                                                   -------
   Pro forma adjustment for three months ended June 30, 2000...     $3,671
                                                                   =======

(5) The minority interest in Infoway has been computed after giving effect to the 268,500 shares issued by Infoway to the shareholders of IndiaWorld. The shares issued by Infoway to the shareholders of IndiaWorld are assumed to be outstanding for the entire year. As a result of this transaction, our interest in Infoway, as represented by 12,529,800 equity shares, decreased from 56.3% to 55.6% on a pro forma basis as at March 31, 2000. While the number of Infoway shares we held did not change, the issuance of new Infoway shares to IndiaWorld had the effect of diluting our ownership interest. Minority interests are otherwise based on the average outstanding shares attributable to the minority shareholders.

(6) Inclusive of deferred stock compensation expenses of $25,980.

(7) Inclusive of deferred stock compensation expenses of $14,520.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors."

Overview

      We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2000. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Infoway, which provides Internet services in India, and VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 68.2% to $164.5 million in fiscal 2000 from $97.8 million in fiscal 1999 and by 84.1% to $210.9 million in the nine months ended December 31, 2000 from $114.5 million in the nine months ended December 31, 1999.

      Our reportable operating segments consist of the following three businesses:

    .   IT services. In our IT services business, we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

    . Internet services. Through our subsidiary, Infoway, we offer consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services, while our corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business eCommerce and website development and hosting services. We also operate an on-line portal, sify.com (formerly satyamonline.com), and 33 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles. As of December 31, 2000, we owned 52.5% of the equity shares of Infoway. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

    . Software products. Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. Excluding inter-segment revenues, VCI has not generated any revenues to date.

Revenues

      Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 90.8% and

87.6% of our total revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively. These revenues increased by 56.2% to $149.3 million in fiscal 2000 from $95.6 million in fiscal 1999 and by 74.8% to $184.8 million in the nine months ended December 31, 2000 from $105.7 million in the nine months ended December 31, 1999. Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from IT services provided on a time-and-materials basis are recognized in the month that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis represented 72.9% and 79.4% of our IT services revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 27.1% and 20.6% of our IT services revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively.

      The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

                                                            Nine Months ended
  Type of IT service offering    Fiscal 1999  Fiscal 2000   December 31, 2000
  ---------------------------    -----------  ------------  ------------------
                                      (in millions, except percentages)
Software development............ $37.6  39.4%  $79.7  53.4%    $116.5     63.1%
System maintenance..............  51.9  54.3    41.4  27.7       38.3     20.7
Packaged software integration...   3.1   3.3    14.8   9.9       15.3      8.3
Engineering design services.....   3.0   3.1    13.4   9.0       14.7      7.9
                                 ----- -----  ------ -----  --------- --------
  Total......................... $95.6 100.0% $149.3 100.0%    $184.8    100.0%
                                 ===== =====  ====== =====  ========= ========

      We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer's premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 67.4% and 60.2% of our IT services revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 32.6% and 39.8% of our IT services revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively.

      IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 77.5% and 81.0% in fiscal 2000 and the nine months ended December 31, 2000, respectively. These utilization rates do not include training time for our associates.

      Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Infoway's consumer Internet access revenues are derived primarily from prepaid dial-up subscriptions and corporate private network access revenues from one-year arrangements that provide for an initial installation fee and recurring service fees. Revenue from Internet services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. Our Internet services revenues (excluding inter-segment revenues) represented 9.2% and 12.4% of our total revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively. These revenues increased by 584.0% to $15.2 million in fiscal 2000 from $2.2 million in fiscal 1999 and by 195.2% to $26.0 million in the nine months ended December 31, 2000 from $8.8 million in the nine months ended December 31, 1999.

      Revenues from software products will be recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivable is probable, and the arrangement does not require significant customization of the software.

Expenses

      Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, data communications expenses, computer maintenance, cost of software for internal use, expenses to open new onsite, offsite and offshore centers and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations and third party software and hardware purchased for resale to corporate customers.

      Selling, general and administrative expenses consist primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

      Amortization expenses primarily relate to goodwill arising from the acquisitions of IndiaWorld and IndiaPlaza.com by Infoway and our acquisition of the minority interest in Satyam Enterprise Solutions Limited, or SES.

Merger of Our Subsidiaries

      To integrate all of our IT services into one entity, in April 1999 we agreed to merge our 81.0% owned subsidiary, SES, and our 100.0% owned subsidiaries, Satyam Renaissance Consulting Limited, or SRC, and Satyam Spark Solutions Limited, or Spark, into Satyam Computer Services. Before the merger, SES provided systems integration services and enterprise resource planning package implementation services, SRC provided management consulting services, with a focus on use of IT systems and Spark developed and marketed proprietary software products. We consummated the merger in September 1999. We engaged an independent appraiser to value the equity shares of SES on a stand alone basis. Based upon the valuation of SES by the appraiser, we used an exchange ratio of 10 shares of Satyam Computer Services (adjusted for the September 1, 1999 two-for-one stock split and the August 25, 2000 five-for-one stock split) for one share of SES to issue 8,000,000 of our equity shares to Mr. Srinivasa Raju, one of our directors, in exchange for the 19.0% of the equity shares of SES he owned. The excess of the increase in total capital over the underlying net equity of SES has been recognized as goodwill. The goodwill amounted to $23.6 million, which is being amortized over a period of five years resulting in annual amortization charges of $4.7 million. The results of these three subsidiaries have been consolidated in our U.S. GAAP financial statements for fiscal 1999. The elimination of minority interest and recording of goodwill were effective as of September 20, 1999, resulting in an amortization of goodwill expense of $2.4 million in fiscal 2000.

Consolidation of Subsidiaries

      As of December 31, 2000, we had invested $6.5 million representing equity and other advances in Infoway, $19.5 million in VCI and an insignificant amount in four of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of December 31, 2000, the cumulative net losses incurred were $52.7 million by Infoway, $21.5 million by VCI and $3.6 million by our other subsidiaries.

      The results of Infoway and VCI are reflected in our financial statements under U.S. GAAP whereas the unconsolidated audited financial statements prepared under Indian GAAP for Satyam Computer Services do not reflect the results of our subsidiaries. Infoway's and VCI's combined losses reduced our consolidated net income (loss) for fiscal 2000 and 1999 under U.S. GAAP by $16.7 million and $6.2 million, respectively, and by $29.7 million and $11.3 million in the nine months ended December 31, 2000 and 1999, respectively.

      In November 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, and made an $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld have been consolidated with Infoway's financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase, and Infoway is amortizing the goodwill on a straight-line basis over a period of five years. Most of the purchase price represented goodwill. The total goodwill from this acquisition amounted to $112.8 million, of which $2.7 million and $13.8 million has been amortized and charged to earnings in fiscal 2000 and the nine months ended December 31, 2000, respectively.

Equity in Earnings (Losses) of Associated Companies

      Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $3.1 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in the nine months ended December 31, 2000.

Deferred Stock Compensation Expense

      In May 1998, Satyam Computer Services established its ASOP. Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Trust to administer the ASOP, and issued to the Trust warrants to purchase 13,000,000 equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

      Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.31), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25.

      Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in fiscal 1999 and 2000 and the nine months ended December 31, 2000, we recognized deferred stock compensation of $14.5 million, $23.3 million and $42.4 million, of which $3.3 million, $16.5 million and $38.9 million was amortized and charged to earnings, respectively. As of December 31, 2000, warrants to purchase 10,927,880 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 1,815,430 equity shares have been exercised. As of December 31, 2000, the Trust held warrants to purchase 2,072,120 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. We expect to recognize amortization of deferred stock compensation expense in respect of our ASOP in the approximate amounts of $51.7 million in fiscal 2001, $12.9 million in fiscal 2002 and $4.9 million in fiscal 2003 based on the price of our equity shares on December 31, 2000 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change.

      In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. ASOP B allows for the grant of 13.0 million equity shares. As of December 31, 2000, options to purchase 2,800,650 equity shares have been granted to associates under this plan. We expect to recognize amortization of deferred stock compensation expense in respect of these granted options in the approximate amounts of $60.0 thousand in fiscal 2001, $24.0 thousand in fiscal 2002 and $24.0 thousand in fiscal 2003. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

      In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of the date of this document, no options for ADRs have been granted to associates under the ASOP ADR. We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

      In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Rs.1 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan.

      Under U.S. GAAP, in fiscal 2000 and the nine months ended December 31, 2000, Infoway recognized deferred stock compensation of $3.2 million and $2.3 million, of which $0.5 million and $1.6 million was amortized and charged to earnings, respectively. In fiscal 1999, Infoway recognized insignificant amounts of deferred stock compensation expense. As of December 31, 2000, warrants to purchase 615,660 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 0 warrants have been exercised. As of

December 31, 2000, the Infoway Trust held warrants to purchase 209,340 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense with respect to those future grants. We expect to recognize amortization of deferred stock compensation expense in connection with Infoway's IASOP in the approximate amounts of $2.2 million in fiscal 2001, $2.0 million in fiscal 2002 and $1.0 million in fiscal 2003 based on the price of Infoway's ADSs on December 31, 2000 and in connection with both granted and ungranted warrants. Depending on the market value of Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change.

      In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of December 31, 2000, options to purchase 893,400 shares in VCI have been granted to associates pursuant to the VCI Plan, and 0 options have been exercised. As of December 31, 2000, 24,106,600 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

      The Trust recognized interest expense of $1.1 million in fiscal 2000 and $1.3 million in the nine months ended December 31, 2000. The figure is reflected in our U.S. GAAP consolidated financial statements whereas the audited financial statements of Satyam Computer Services prepared under Indian GAAP do not reflect this figure.

Joint Venture with TRW Inc.

      In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. We own a 76.0% interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW generated revenues of $1.9 million for the joint venture in the nine months ended December 31, 2000.

      After December 31, 2003, TRW has the option to require us to purchase its 24.0% interest. Under the joint venture agreement, TRW is not legally obligated to provide any business to the joint venture. However, the buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue which TRW will provide to the joint venture through December 31, 2005. TRW has initially targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work by December 31, 2005. TRW may adjust this initial target revenue amount before May 31, 2001, but the adjusted target revenue amount cannot be less than $100 million. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, we have the right to buy out TRW's 24.0% interest in the joint venture for no or nominal consideration. If TRW exercises its option to sell the shares to us after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW but in any event no more than 2.0% of our total market capitalization on December 31, 2003. We may, at our discretion, use either cash or our equity securities valued at the then prevailing market price as consideration for TRW's stake. If TRW divests its stake after December 31, 2003, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if the joint venture remains able to perform the supply agreement. Under these circumstances, TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years. If we undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require us to purchase its shares in the joint venture and all of our securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to $1.0 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and our securities, net of any amount received by TRW for any sale of such shares or securities.

      As part of the joint venture arrangement with TRW, on August 22, 2000, we issued to ESL Inc., an affiliate of TRW, 63,896 warrants (each warrant exercisable to purchase five equity shares) for an upfront payment of Rs.22.9 million (approximately $0.5 million). These warrants are convertible into 319,480 of our equity shares for Rs.644.40 ($14.1) per share, totaling approximately $4.5 million, during an exercise period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc. for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal approximately $5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to approximately $1.2 million. This amount will be amortized ratably over the period of five years and three months, starting from the date of signing of the joint venture agreement, which was September 26, 2000, until December 31, 2005. The amortization will be classified as a reduction of the revenue recognized under the agreement. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization will be recorded as an expense.

      The exercise price and the fair market value of the warrants issued to ESL Inc. were not determined based on the revenue TRW has targeted to provide to the joint venture. The exercise price of the warrants was determined based on the average closing prices of the underlying shares on the Indian stock exchanges in accordance with the Securities and Exchange Board of India guidelines. The fair value of the warrants at the date of grant was determined by reference to the prevailing market price of our equity shares on the Indian exchanges, using the Black Scholes model with an assumed volatility of 90% and a risk free interest rate of 10.672%.

Principles of Currency Translation

      In fiscal 2000 and the nine months ended December 31, 2000, 85.4% and 82.0%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

      We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates against the U.S. dollar.

Results of Operations

      The following tables present selected statements of operations data for fiscal 1999 and 2000 and the nine months ended December 31, 1999 and 2000 allocated among IT services, Internet services and software products. The information relating to fiscal 1999 and 2000 and the nine months ended December 31, 1999 and 2000 is qualified by reference to the audited consolidated financial statements and the unaudited consolidated interim financial statements, respectively, prepared in accordance with U.S. GAAP appearing elsewhere in this document and the results of operations for any period are not necessarily indicative of the results to be expected for any future period.

                                                            Year ended March 31,
                          ------------------------------------------------------------------------------------------------
                                             1999                                             2000
                          ----------------------------------------------  ------------------------------------------------
                             IT     Internet  Software  Consoli-             IT     Internet  Software  Consoli-
                          services  services  products   dation   Total   services  services  products   dation    Total
                          --------  --------  --------  -------- -------  --------  --------  --------  --------  --------
                                                               (in thousands)
Statement of Operations
 Data:
Revenues-- external
 customers..............  $95,573    $2,222       --       --    $97,795  $149,257  $15,198        --       --    $164,455
Inter-segment revenue...      374       226       --     $(600)      --      5,768      208        --   $(5,976)       --
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
 Total revenues.........   95,947     2,448       --      (600)   97,795   155,025   15,406        --    (5,976)   164,455
Cost of revenues(/1/)...   48,646     1,513       --      (600)   49,559    89,387    6,935        --    (5,873)    90,449
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Gross profit............   47,301       935       --       --     48,236    65,638    8,471        --      (103)    74,006
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/).........   25,287     4,771     1,840      --     31,898    44,912   16,428     10,802   (2,550)    69,592
 Amortization of
  goodwill..............      130       --        --       --        130     2,370    2,673        --       --       5,043
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
 Total operating
  expenses..............   25,417     4,771     1,840      --     32,028    47,282   19,101     10,802   (2,550)    74,635
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Operating income
 (loss).................   21,884    (3,836)   (1,840)     --     16,208    18,356  (10,630)   (10,802)   2,447       (629)
Interest income.........       43       --        --       --         43       182    2,443        --       --       2,625
Interest expense........   (6,246)     (659)      --       --     (6,905)  (10,548)    (742)       --       --     (11,290)
Other income............      967        23       --       --        990     3,838       80              (2,447)     1,471
Other expenses..........      (28)      --        --       --        (28)     (206)     --        (212)     --        (418)
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........   16,620    (4,472)   (1,840)     --     10,308    11,622   (8,849)   (11,014)             (8,241)
Income taxes............   (1,105)      --        --       --     (1,105)   (1,653)      34        --       --      (1,619)
Minority interest.......     (256)       85       --       --       (171)     (317)   3,102        --       --       2,785
Equity in earnings
 (losses) of associated
 companies..............      (18)      --        --       --        (18)      135      --         --       --         135
                          -------   -------   -------    -----   -------  --------  -------   --------  -------   --------
Net income (loss).......  $15,241   $(4,387)  $(1,840)     --     $9,014    $9,787  $(5,713)  $(11,014)     --     $(6,940)
                          =======   =======   =======    =====   =======  ========  =======   ========  =======   ========
Depreciation............  $10,231    $1,108        $2      --    $11,341   $17,246   $2,872        $52      --     $20,170
Deferred stock
 compensation...........    3,315         2       --       --      3,317    16,457      474        --       --      16,931

--------
(1) Inclusive of deferred stock compensation expenses of $3,135 for IT services and $2 for Internet services in fiscal 1999, and $13,190 for IT services and $166 for Internet services in fiscal 2000.
(2) Inclusive of deferred stock compensation expenses of $180 for IT services in fiscal 1999, and $3,267 for IT services, and $308 for Internet services in fiscal 2000.

                                                      Nine Months ended December 31,
                         --------------------------------------------------------------------------------------------------
                                       1999 (unaudited)                                  2000 (unaudited)
                         ------------------------------------------------  ------------------------------------------------
                            IT     Internet  Software  Consoli-               IT     Internet  Software  Consoli-
                         services  service   products   dation    Total    services  service   products   dation    Total
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                              (in thousands)
Statement of Operations
 Data:
Revenues--external
 customers.............  $105,715   $8,822       --        --    $114,537  $184,815   $26,045       --       --    $210,860
Inter-segment revenue..     3,996      210       --    $(4,206)       --      3,115       966      $142  $(4,223)       --
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
 Total revenues........   109,711    9,032       --     (4,206)   114,537   187,930    27,011       142   (4,223)   210,860
Cost of revenues(/1/)..    61,611    4,305       --       (210)    65,706   130,710    19,536        71     (809)   149,508
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
Gross profit...........    48,100    4,727       --     (3,996)    48,831    57,220     7,475        71   (3,414)    61,352
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/)........    31,361    8,847   $ 7,838    (6,486)    41,560    48,241    32,432    10,589   (3,414)    87,848
 Amortization of
  goodwill.............     1,185      668       --        --       1,853     3,396    13,907       --       --      17,303
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
 Total operating
  expenses.............    32,546    9,515     7,838    (6,486)    43,413    51,637    46,339    10,589   (3,414)   105,151
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
Operating income
 (loss)................    15,554   (4,788)   (7,838)    2,490      5,418     5,583   (38,864)  (10,518)     --     (43,799)
Interest income........       102      748       --        --         850       241     5,292       --       --       5,533
Interest expense.......    (7,483)    (621)      --        --      (8,104)   (7,460)     (265)      --       --      (7,725)
Other income...........     2,728       43       --     (2,490)       281     3,643     1,948         5      --       5,596
Other expenses.........      (137)     --        --        --        (137)     (294)      (32)      --       --        (326)
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes..........    10,764   (4,618)   (7,838)      --      (1,692)    1,713   (31,921)  (10,513)     --     (40,721)
Income taxes...........    (1,299)     (17)      --        --      (1,316)   (1,883)        7       --       --      (1,876)
Minority interest......      (151)   1,147       --                   996       --     16,980       --       --      16,980
Equity in earnings
 (losses) of associated
 companies.............        61      --        --        --          61       490    (4,252)      --       --      (3,762)
                         --------  -------   -------   -------   --------  --------  --------  --------  -------   --------
Net income (loss)......    $9,375  $(3,488)  $(7,838)      --     $(1,951)     $320  $(19,186) $(10,513)     --    $(29,379)
                         ========  =======   =======   =======   ========  ========  ========  ========  =======   ========
Depreciation...........   $12,082   $1,879       $11       --     $13,972   $15,059    $5,991      $297      --     $21,347
Deferred stock
 compensation..........    11,325      153       --        --      11,478    38,936     1,564       --       --      40,500

--------
(1) Inclusive of deferred stock compensation expenses of $9,208 for IT services and $42 for Internet services in the nine months ended December 31, 1999 and $25,576 for IT services and $404 for Internet services in the nine months ended December 31, 2000.
(2) Inclusive of deferred stock compensation expenses of $2,117 for IT services and $111 for Internet services in the nine months ended December 31, 1999 and $13,360 for IT services and $1,160 for Internet services in the nine months ended December 31, 2000.

      The following table sets forth selected financial information as a percentage of revenues by segment (including inter-segment revenues):

                                                Year ended March 31,
                          --------------------------------------------------------------------
                                        1999                               2000
                          ---------------------------------  ---------------------------------
                             IT    Internet  Software           IT    Internet  Software
                          services services  products Total  services services  products Total
                          -------- --------  -------- -----  -------- --------  -------- -----
Statement of Operations
 Data:
Revenues -- external
 customers..............    99.6%     90.8%    --     100.0%   96.3%    98.6%     --     100.0%
Inter-segment revenue...     0.4       9.2     --       --      3.7      1.4      --       --
                           -----    ------     ---    -----   -----    -----      ---    -----
 Total revenues.........   100.0     100.0     --     100.0   100.0    100.0      --     100.0
Cost of revenues(/1/)...    50.7      61.8     --      50.7    57.7     45.0      --      55.0
                           -----    ------     ---    -----   -----    -----      ---    -----
Gross profit............    49.3      38.2     --      49.3    42.3     55.0      --      45.0
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/).........    26.4     194.9     --      32.6    29.0    106.6      --      42.3
 Amortization of
  goodwill..............     0.1       --      --       0.1     1.5     17.4      --       3.1
                           -----    ------     ---    -----   -----    -----      ---    -----
 Total operating
  expenses..............    26.5     194.9     --      32.8    30.5    124.0      --      45.4
Operating income
 (loss).................    22.8    (156.7)    --      16.6    11.8    (69.0)     --      (0.4)
Interest income.........     --        --      --       --      0.1     15.9      --       1.6
Interest expense........    (6.5)    (26.9)            (7.1)   (6.8)    (4.8)     --      (6.9)
Other income............     1.0       0.9     --       1.0     2.5      0.5      --       0.9
Other expense...........     --        --      --       --     (0.1)     --       --      (0.3)
                           -----    ------     ---    -----   -----    -----      ---    -----
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........    17.3    (182.6)    --      10.5     7.5    (57.4)     --      (5.0)
Income taxes............    (1.2)      --      --      (1.1)   (1.1)     0.2      --      (1.0)
Minority interest.......    (0.3)      3.5     --      (0.2)   (0.2)    20.1      --       1.7
Equity in earnings
 (losses) of associated
 companies..............     --        --      --       --      0.1      --       --       0.1
                           -----    ------     ---    -----   -----    -----      ---    -----
Net income (loss).......    15.9%   (179.2)%   --       9.2%    6.3%   (37.1)%    --     (4.2)%
                           =====    ======     ===    =====   =====    =====      ===    =====
Depreciation............    10.7%     45.3%    --      11.6%   11.1%    18.6%     --      12.3%
Deferred stock
 compensation...........     3.5       0.1     --       3.4    10.6      3.1      --      10.3

--------
(1) Inclusive of deferred stock compensation expenses of $3,135 for IT services and $2 for Internet services in fiscal 1999, and $13,190 for IT services and $166 for Internet services in fiscal 2000.
(2) Inclusive of deferred stock compensation expenses of $180 for IT services in fiscal 1999, and $3,267 for IT services and $308 for Internet services in fiscal 2000.

                                           Nine Months ended December 31,
                          -----------------------------------------------------------------------
                                        1999                                2000
                          ---------------------------------   -----------------------------------
                                    (unaudited)                         (unaudited)
                             IT    Internet  Software            IT    Internet  Software
                          services services  products Total   services services  products   Total
                          -------- --------  -------- -----   -------- --------  --------   -----
Statement of Operations
 Data:
Revenues -- external
 customers..............    96.4%    97.7%     --     100.0%    98.3%     96.4%       --    100.0%
Inter-segment revenue...     3.6      2.3      --       --       1.7       3.6      100.0%    --
                           -----    -----      ---    -----    -----    ------   --------   -----
 Total revenues.........   100.0    100.0      --     100.0    100.0     100.0      100.0   100.0
Cost of revenues(/1/)...    56.2     47.7      --      57.4     69.6      72.3       50.0    70.9
                           -----    -----      ---    -----    -----    ------   --------   -----
Gross profit............    43.8     52.3      --      42.6     30.4      27.7       50.0%   29.1
Operating expenses:
 Selling, general and
  administrative
  expenses(/2/).........    28.6     98.0      --      36.3     25.7     120.1    7,457.0    41.7
 Amortization of
  goodwill..............     1.1      7.4      --       1.6      1.8      51.5        --      8.2
 Total operating
  expenses..............    29.7    105.3      --      37.9     27.5     171.6    7,457.0    49.9
                           -----    -----      ---    -----    -----    ------   --------   -----
Operating income
 (loss).................    14.2    (53.0)     --       4.7      3.0    (143.9)  (7,407.0)  (20.8)
Interest income.........     0.1      8.3      --       0.7      0.1      19.6        --      2.6
Interest expense........    (6.8)    (6.9)     --      (7.1)    (4.0)     (1.0)       --     (3.7)
Other income............     2.5      0.5      --       0.2      1.9       7.2        3.5     2.7
Other expenses..........    (0.1)     --       --      (0.1)    (0.2)     (0.1)       --     (0.2)
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........     9.8    (51.1)     --      (1.5)     0.9    (118.2)  (7,403.5)  (19.3)
Income taxes............     1.2      0.2      --       1.1      1.0       --         --      0.9
Minority interest.......     0.1    (12.7)     --      (0.9)     --      (62.9)       --     (8.1)
Equity in earnings
 (losses) of associated
 companies..............     0.1      --       --       0.1      0.3     (15.7)       --     (1.8)
                           -----    -----      ---    -----    -----    ------   --------   -----
Net income (loss).......     8.5%   (38.6)%    --      (1.7)%    0.2%    (71.0)% (7,403.5)% (13.9)%
                           =====    =====      ===    =====    =====    ======   ========   =====
Depreciation............    11.0%    20.8%     --      12.2%     8.0%     22.2%     209.2%   10.1%
Deferred stock
 compensation...........    10.3      1.7      --      10.0     20.7       5.8        --     19.2

--------
(1) Inclusive of deferred stock compensation expenses of $9,208 for IT services and $42 for Internet services in the nine months ended December 31, 1999 and $25,576 for IT services and $404 for Internet services in the nine months ended December 31, 2000.
(2) Inclusive of deferred stock compensation expenses of $2,117 for IT services and $111 for Internet services in the nine months ended December 31, 1999 and $13,360 for IT services and $1,160 for Internet services in the nine months ended December 31, 2000.

Comparison of the nine months ended December 31, 2000 and 1999.

      Revenues. Revenues increased by 84.1% to $210.9 million in the nine months ended December 31, 2000 from $114.5 million in the nine months ended December 31, 1999. The revenue growth was primarily a result of increases in revenues from IT services, which represented $184.8 million of revenues in the nine months ended December 31, 2000 as compared to $105.7 million in the nine months ended December 31, 1999, and to a lesser extent increases in revenues from Internet services. In the nine months ended December 31, 2000, we derived approximately 87.6% of our total revenues from IT services, approximately 12.4% of our total revenues from Internet services and 0% of our total revenues from software products.

      During the nine months ended December 31, 2000, we derived 73.3% of our revenues from the United States, 11.1% from India, 1.4% from Japan, 6.7% from Europe and the remaining 7.5% from other countries. During the nine months ended December 31, 1999, we derived 76.5% of our revenues from the United States, 8.5% from India, 4.3% from Japan, 6.0% from Europe, and the remaining 4.7% from other countries.

      Cost of revenues. Cost of revenues increased 127.5% to $149.5 million in the nine months ended December 31, 2000 from $65.7 million in the nine months ended December 31, 1999. This increase was attributable primarily to increases in associate compensation and benefits expenses, deferred stock compensation expense, an increase in the costs of international travel, an increase in communication expenses and an increase in other expenses. Associate compensation and benefits expenses increased 95.1% to $71.4 million, or 33.8% of revenues, in the nine months ended December 31, 2000 from $36.6 million, or 31.9% of revenues, in the nine months ended December 31, 1999. Deferred stock compensation expense increased 180.9% to $26.0 million, or 12.3% of revenues, in the nine months ended December 31, 2000 from $9.3 million, or 8.1% of revenues, in the nine months ended December 31, 1999 due to higher prevailing prices of our equity shares and those of Infoway on the dates we granted options. Travel expenses increased 109.7% to $13.6 million, or 6.4% of revenues, in the nine months ended December 31, 2000 from $6.5 million, or 5.7% of revenues, in the nine months ended December 31, 1999. Communication expenses increased 228% to $14.2 million, or 6.8% of revenues, in the nine months ended December 31, 2000 from $4.3 million, or 3.8% of revenues, in the nine months ended December 31, 1999. Other expenses increased 325% to $13.9 million, or 6.6% of revenues, in the nine months ended December 31, 2000 from $3.3 million, or 2.9% of revenues, in the nine months ended December 31, 1999. Inter-segment cost of revenues were $0.8 million in the nine months ended December 31, 2000 as compared to $0.2 million in the nine months ended December 31, 1999 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 70.9% of revenues in nine months ended December 31, 2000 and 57.4% in nine months ended December 31, 1999.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 111.4% to $87.8 million in the nine months ended December 31, 2000 from $41.6 million in the nine months ended December 31, 1999. This increase was a result primarily of increases in associate compensation and benefits, deferred stock compensation expense, and other expenses. Compensation and benefits expenses increased 145.1% to $17.6 million, or 8.4% of revenues, in the nine months ended December 31, 2000 from $7.2 million, or 6.3% of revenues, in the nine months ended December 31, 1999. Deferred stock compensation expense increased 552.0% to $14.5 million, or 6.9% of revenues, in the nine months ended December 31, 2000 from $2.2 million, or 1.9% of revenues, in the nine months ended December 31, 1999. Other expenses increased 243.0% to $17.2 million, or 8.2% of revenues, in the nine months ended December 31, 2000 from $5.0 million, or 4.4% of revenues, in the nine months ended December 31, 1999. Inter-segment selling, general and administrative expenses were $3.4 million in the nine months ended December 31, 2000 as compared to $6.5 million in the nine months ended December 31, 1999 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 41.7% of revenues in the nine months ended December 31, 2000 as compared to 36.3% of revenues in the nine months ended December 31, 1999. The higher percentage of expenses resulted primarily from higher selling, general and administrative expenses of Infoway.

      Amortization of goodwill. Amortization of goodwill was $17.3 million in the nine months ended December 31, 2000 as compared to $1.9 million in the nine months ended December 31, 1999. The goodwill expense in the nine months ended December 31, 2000 reflects the amortization of goodwill associated with the acquisition of the minority interest in SES in September 1999, the acquisition of IndiaWorld and IndiaPlaza.com by Infoway.

      Operating income (loss). As a result of the foregoing, we incurred an operating loss of $43.8 million in the nine months ended December 31, 2000 as compared to an operating income of $5.4 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill and deferred stock compensation expense, operating income would have been $14.0 million in the nine months ended December 31, 2000 and $18.7 million in the nine months ended December 31, 1999 and operating margin would have been 6.6% and 16.4% of total revenues in the nine months ended December 31, 2000 and 1999, respectively.

      Interest income. Interest income increased to $5.5 million in the nine months ended December 31, 2000 from $0.9 million in the nine months ended December 31, 1999. This increase was attributable primarily to interest earned on deposits placed with banks from Infoway's public offerings proceeds.

      Interest expense. Interest expense decreased 4.7% to $7.7 million in the nine months ended December 31, 2000 from $8.1 million in the nine months ended December 31, 1999.

      Other income. Other income increased to $5.6 million in the nine months ended December 31, 2000 from $0.3 million in the nine months ended December 31, 1999. The increase is primarily on account of foreign currency translation gains.

      Other expense. Other expenses were $0.3 million in the nine months ended December 31, 2000 and $0.1 million in the nine months ended December 31, 1999.

      Income taxes. Income taxes were $1.9 million in the nine months ended December 31, 2000 as compared to $1.3 million in the nine months ended December 31, 1999.

      Equity in earnings (losses) of associated companies. Equity losses of associated companies were $3.8 million in the nine months ended December 31, 2000 as compared to $61 thousand in nine months ended December 31, 1999 which was primarily due to proportionate losses associated with our investment in Satyam Venture Engineering Services Limited, and amortization of goodwill associated with our investment in CricInfo Limited.

      Net income (loss). As a result of the foregoing, net loss was $29.4 million in the nine months ended December 31, 2000 as compared to a net loss of $2.0 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $21.1 million in the nine months ended December 31, 2000 and $11.0 million in the nine months ended December 31, 1999 and net margin would have been 10.0% and 9.6% in the nine months ended December 31, 2000 and 1999, respectively.

IT Services

      Revenues. IT services revenues (including inter-segment revenues) increased 71.3% to $187.9 million in the nine months ended December 31, 2000 from $109.7 million in the nine months ended December 31, 1999, of which $3.1 million and $4.0 million represented inter-segment revenues in the nine months ended December 31, 2000 and 1999, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

      Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software design and development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $52.0 million, or 28.2%, of our revenues in the nine months ended December 31, 2000 as compared to $15.0 million, or 14.2%, of our revenues in the nine months ended December 31, 1999. The decline in revenues from system maintenance resulted from a reduction in Year 2000 conversion projects. We derived 0% of our revenues from Year 2000 conversion projects in the nine months ended December 31, 2000 as compared to 5.1% of our revenues in the nine months ended December 31, 1999.

      During the nine months ended December 31, 2000, we derived 80.7% of our revenues from the United States, 6.9% from Europe, 1.6% from Japan, 2.4% from India and the remaining 8.4% from the Middle East, Africa, Singapore and Australia. During the nine months ended December 31, 1999, we derived 81.7% of our revenues from the United States, 6.5% from Europe, 4.7% from Japan, 2.0% from India and the remaining 5.1% from the Middle East, Africa, Singapore and Australia.

      For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

      Cost of revenues. Cost of revenues increased 112.2% to $130.7 million in the nine months ended December 31, 2000 from $61.6 million in the nine months ended December 31, 1999. Cost of revenues represented 69.6% of revenues in the nine months ended December 31, 2000 as compared to 56.2% in the nine months ended December 31, 1999. The increase in cost of revenues as a percentage of revenues was attributable primarily to an increase in deferred associate compensation and benefits and other expenses. Deferred stock compensation expense increased 177.8% to $25.6 million, or 13.6% of revenues, in the nine months ended December 31, 2000 from $9.2 million, or 8.4% of revenues, in the nine months ended December 31, 1999 primarily due to higher market prices of our equity shares on the dates we granted options and reduced vesting periods for our options. Compensation and benefit expenses increased 95.7% to $69.3 million, or 36.9% of revenues in the nine months ended December 31, 2000 from $35.4 million, or 32.3% of revenues, in the nine months ended December 31, 1999 respectively, resulting primarily from a larger number of technical associates, which increased 83.2% from 4,127 to 7,560, and an increase in salaries. Other expenses increased 260% to $8.3 million, or 4.4% of revenues, in the nine months ended December 31, 2000 from $2.3 million, or 2.1% of revenues, in the nine months ended December 31, 1999.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 53.8% to $48.2 million in the nine months ended December 31, 2000 from $31.4 million in the nine months ended December 31, 1999. Selling, general and administrative expenses represented 25.7% of revenues in the nine months ended December 31, 2000 as compared to 28.6% in the nine months ended December 31, 1999. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to a decrease in marketing expenses resulting from an increase in our direct marketing efforts, as well as decreased depreciation expenses, rent expense and compensation and benefit expenses as a percentage of revenues. Depreciation expenses decreased to 2.1% of revenues, or $3.9 million, in the nine months ended December 31, 2000 from 5.6% of revenues, or $6.1 million, in the nine months ended December 31, 1999. Marketing expenses decreased to 1.5% of revenues, or $2.9 million, in the nine months ended December 31, 2000 from 4.4% of revenues, or $4.9 million, in the nine months ended December 31, 1999. Rental expenses decreased to 0.8% of revenues, or $1.5 million, in the nine months ended December 31, 2000 from 2.2% of revenues, or $2.4 million, in the nine months ended December 31, 1999. Compensation and benefit expenses decreased to 3.9% of revenues, or $7.2 million, in the nine months ended December 31, 2000 from 5.0% of revenues, or $5.5 million, in the nine months ended December 31, 1999. These decreases were partially offset by an increase in deferred stock compensation expense and other expenses as a percentage of revenues. Deferred stock compensation expense increased to 7.1% of revenues, or $13.4 million, in the nine months ended December 31, 2000 from 1.9% of revenues, or $2.1 million, in the nine months ended December 31, 1999. Other expenses increased to 5.1% of revenues, or $9.6 million in the nine months ended December 31, 2000 from 3.2% of revenues, or $3.6 million in the nine months ended December 31, 1999.

      Amortization of goodwill. Amortization of goodwill was $3.4 million in the nine months ended December 31, 2000 as compared to $1.2 million in the nine months ended December 31, 1999. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

      Operating income (loss). As a result of the foregoing, operating income was $5.6 million in the nine months ended December 31, 2000 as compared to an operating income of $15.6 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $47.9 million in the nine months ended December 31, 2000 and $28.1 million in the nine months ended December 31, 1999 and operating margin would have been 25.5% and 25.6% of revenues in the nine months ended December 31, 2000 and 1999, respectively.

      Interest income. Interest income increased to $0.2 million in the nine months ended December 31, 2000 from $0.1 million in the nine months ended December 31, 1999.

      Interest expense. Interest expense was $7.5 million in the nine months ended December 31, 2000 and 1999.

      Other income. Other income increased to $3.6 million in the nine months ended December 31, 2000 from $2.7 million in the nine months ended December 31, 1999. The other income was primarily on account of foreign currency translation gains.

      Other expense. Other expenses were $0.3 million in the nine months ended December 31, 2000 and $0.1 million in the nine months ended December 31, 1999.

      Income taxes. Income taxes were $1.9 million in the nine months ended December 31, 2000 and $1.3 million in the nine months ended December 31, 1999.

      Equity earnings (losses) of associated companies. Equity losses of associated companies were $0.5 million in the nine months ended December 31, 2000 as compared to $61 thousand in the nine months ended December 31, 1999 primarily due to proportionate losses associated with our investment in Satyam Venture Engineering Services Limited.

      Net income (loss). As a result of the foregoing, net income was $0.3 million in the nine months ended December 31, 2000 as compared to net income of $9.4 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $42.7 million in the nine months ended December 31, 2000 and $21.9 million in the nine months ended December 31, 1999 and net margin would have been 22.7% and 19.9% in the nine months ended December 31, 2000 and 1999, respectively.

Internet Services

      Revenues. Internet services revenues (including inter-segment revenues) increased 199.1% to $27.0 million in the nine months ended December 31, 2000 from $9.0 million in the nine months ended December 31, 1999, of which inter-segment revenues were $1.0 million in the nine months ended December 31, 2000 and $0.2 million in the nine months ended December 31, 1999. This increase was attributable primarily to a significant increase in the number of customers and our introduction of new service offerings. The number of Internet access subscribers grew from more than 118,000 as of December 31, 1999 to over 400,000 as of December 31, 2000. The increase in Internet services revenues was also attributable to the increase in revenues from corporate network and technology services resulting primarily from an increase in the number of corporate customers grew from more than 350 as of December 31, 1999 to more than 650 as of December 31, 2000.

      Cost of revenues. Cost of revenues increased 354% to $19.5 million in the nine months ended December 31, 2000 from $4.3 million in the nine months ended December 31, 1999. Cost of revenues represented 72.3% of Internet services revenues in the nine months ended December 31, 2000 as compared to 47.7% in the nine months ended December 31, 1999. The higher level of cost of revenues as a percentage of revenues was attributable primarily to increases in the cost of hardware and software purchased for resale to Infoway's corporate network and technology services customers and leased line costs resulting primarily from increasing the capacity of Infoway's network backbone. The cost of hardware and software purchased for resale was $3.7 million, or 13.7% of revenues, in the nine months ended December 31, 2000 from $0.8 million, or 9.2% of revenues in the nine months ended December 31, 1999. Leased line costs increased 442% to $11.5 million, or 42.6% of revenues, in the nine months ended December 31, 2000 from $2.1 million, or 23.5% of revenues, in the nine months ended December 31, 1999. These increases were partially offset by a decrease in direct personnel costs for web development and customer technical support as a percentage of revenues. Direct personnel costs for web development and customer technical support decreased to 7.4% of revenues or $2.0 million, in the nine months ended December 31, 2000 from 12.9% of revenues, or $1.2 million, in the nine months ended December 31, 1999.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 267% to $32.4 million in the nine months ended December 31, 2000 from $8.8 million in the nine months ended December 31, 1999. Selling, general and administrative expense represented 120.1% of Internet services revenues in the nine months ended December 31, 2000 as compared to 98.0% in the nine months ended December 31, 1999. This increase was attributable to an increase in indirect personnel costs. Indirect personnel costs increased 357% to $6.2 million, or 23.1% of revenues, in the nine months ended December 31, 2000 from $1.4 million, or 15.6% of revenues, in the nine months ended December 31, 1999 primarily due to a growth in staff from 535 as of December 31, 1999 to 1,160 as of December 31, 2000. Marketing expenses increased 203% to $6.0 million, or 21.9% of revenues, in the nine months ended December 31, 2000 from $2.0 million, or 22.2% of revenues, in the nine months ended December 31, 1999 primarily due to the launch of our consumer Internet Access Services Division and Portals Division.

      Amortization of goodwill expense. Amortization of goodwill was $13.9 million in the nine months ended December 31, 2000 as compared to $0.7 million in the nine months ended December 31, 1999. The goodwill expense in the nine months ended December 31, 2000 reflects the amortization of goodwill associated with the acquisition of IndiaWorld and IndiaPlaza.

      Operating income (loss). As a result of the foregoing, operating loss increased to $38.9 million in the nine months ended December 31, 2000 from $4.8 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating loss would have been $23.4 million in the nine months ended December 31, 2000 and $4.0 million in the nine months ended December 31, 1999.

      Interest income. Interest income increased to $5.3 million in the nine months ended December 31, 2000 as compared to $0.7 million in the nine months ended December 31, 1999. This increase was attributable primarily to interest earned on deposits placed with banks from Infoway's public offerings proceeds.

      Interest expense. Interest expense decreased to $0.3 million in the nine months ended December 31, 2000 from $0.6 million in the nine months ended December 31, 1999.

      Other Income. Other income increased to $1.9 million in nine months ended December 31, 2000 from $43 thousand in nine months ended December 31, 1999 primarily representing foreign currency translation gains.

      Equity earnings (losses) of associated companies. Equity losses of associated companies were $4.3 million in the nine months ended December 31, 2000 primarily due to amortization of goodwill associated with our investment in CricInfo Limited.

      Net income (loss). As a result of the foregoing, net loss increased to $19.2 million in the nine months ended December 31, 2000 from $3.5 million in the nine months ended December 31, 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, net loss would have been $11.0 million in the nine months ended December 31, 2000 and $3.0 million in the nine months ended December 31, 1999.

Software Products

      VCI is currently building its sales and marketing team and has generated revenues of $0. VCI incurred a $10.5 million net loss in the nine months ended December 31, 2000 as compared to a $7.8 million net loss in the nine months ended December 31, 1999.

      The net loss of $10.5 million in the nine months ended December 31, 2000 was attributable primarily to research and development, selling and general administrative expenses, which primarily comprised professional charges of $3.3 million and employee compensation and benefits of $4.1 million. The net loss of $7.8 million in the nine months ended December 31, 1999 was attributable primarily to professional charges and software product research and development expenses of $7.0 million, most of which were costs paid to Satyam for development work undertaken on the product.

Comparisons of fiscal 2000 and 1999.

      Revenues. Revenues increased by 68.2% to $164.5 million in fiscal 2000 from $97.8 million in fiscal 1999. The revenue growth was primarily a result of increases in revenues from IT services, which represented $149.3 million of revenues in fiscal 2000 as compared to $95.6 million in fiscal 1999, and to a lesser extent increases in revenues from Internet services. In fiscal 2000, we derived approximately 90.8% of our total revenues from IT services, approximately 9.2% of our total revenues from Internet services and 0% of our revenues from software products.

      During fiscal 2000, we derived 74.9% of our revenues from the United States, 10.0% from India, 6.3% from Japan, 5.2% from Europe and the remaining 3.6% from other countries. During fiscal 1999, we derived 78.2% of our revenues from the United States, 7.2% from Europe, 4.2% from Japan, 3.6% from India, and the remaining 6.8% from other countries. The increased proportion of sales in India in fiscal 2000 primarily represents the higher contribution to revenues from Internet services.

      Cost of revenues. Cost of revenues increased 82.5% to $90.4 million in fiscal 2000 from $49.6 million in fiscal 1999. This increase was attributable primarily to increases in associate compensation and benefits expenses, an increase in the costs of international travel, as well as an increase in depreciation expense due to higher infrastructure costs associated with our larger employee base. Associate compensation and benefits expenses increased 64.1% to $53.2 million, or 32.3% of revenues, in fiscal 2000 from $32.4 million, or 33.1% of revenues, in fiscal 1999. Travel expenses increased 123.1% to $10.3 million, or 6.2% of revenues, in fiscal 2000 from $4.6 million, or 4.7% of revenues, in fiscal 1999. Depreciation expense increased 79.1% to $9.0 million, or 5.5% of revenues, in fiscal 2000 from $5.0 million, or 5.1% of revenues, in fiscal 1999. Deferred stock compensation expense increased 326.0% to $13.4 million, or 8.1% of revenues, in fiscal 2000 from $3.1 million, or 3.2% of revenues, in fiscal 1999. Cost of revenues represented 55.0% of revenues in fiscal 2000 as compared to 50.7% in fiscal 1999. Inter-segment cost of revenues were $5.9 million in fiscal 2000 as compared to $0.6 million in fiscal 1999 and have not been allocated to the individual components that make up cost of revenues.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 118.2% to $69.6 million in fiscal 2000 from $31.9 million in fiscal 1999. This increase was a result primarily of increases in marketing, depreciation and associate compensation and benefits costs. Marketing expenses increased 211% to $12.4 million, or 7.5% of revenues, in fiscal 2000 from $4.0 million, or 4.1% of revenues, in fiscal 1999. Depreciation expense increased 76.8% to $11.2 million, or 6.8% of revenues, in fiscal 2000 from $6.3 million, or 6.5% of revenues, in fiscal 1999. Associate compensation and benefits expenses increased 71.6% to $11.0 million, or 6.7% of revenues, in fiscal 2000 from $6.4 million, or 6.5% of revenues, in fiscal 1999. Selling, general and administrative expenses represented 32.6% of revenues in fiscal 1999 as compared to 42.3% of revenues in fiscal 2000. Inter-segment selling, general and administrative expenses were $2.6 million in fiscal 2000 as compared to $0 in the fiscal 1999 and have not been allocated to the individual components that make up cost of revenues. The higher percentage of expenses resulted primarily from higher selling, general and administrative expenses of Infoway and software development expenses incurred by VCI.

      Amortization of goodwill. Amortization of goodwill was $5.0 million in fiscal 2000 as compared to $0.1 million in fiscal 1999. Goodwill increased because of the acquisition of the minority interest in SES in September 1999 and the initial investment in IndiaWorld made by Infoway in November 1999.

      Operating income (loss). As a result of the foregoing, we incurred an operating loss of $0.6 million in fiscal 2000 as compared to an operating income of $16.2 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $19.7 million in fiscal 1999 and $21.3 million in fiscal 2000 and operating margin would have been 20.1% of total revenues in fiscal 1999 and 13.0% in fiscal 2000.

      Interest income. Interest income increased to $2.6 million in fiscal 2000 from $43 thousand in fiscal 1999. This increase was attributable primarily to interest earned on the proceeds of Infoway's ADS offerings.

      Interest expense. Interest expense increased 63.5% to $11.3 million in fiscal 2000 from $6.9 million in fiscal 1999. This increase was attributable primarily to an increase in short-term borrowings for working capital purposes and interest on the additional loan to fund the acquisition of shares by the Trust in connection with the ASOP.

      Other income. Other income increased 48.6% to $1.5 million in fiscal 2000 from $1.0 million in fiscal 1999. This other income arose from foreign currency gains primarily relating to timing differences between revenue recognition and the realization of the underlying accounts receivable.

      Other expense. Other expenses were $0.4 million in fiscal 2000 and $28 thousand in fiscal 1999.

      Income taxes. Income taxes were $1.6 million in fiscal 2000 as compared to $1.1 million in fiscal 1999, representing an effective tax rate of 10.5% of income before taxes in fiscal 1999. This increase in our net effective tax was attributable to an increase in the profits of our overseas branches during this period which are subject to taxation in the countries where the branches are operating.

      Net income (loss). As a result of the foregoing, we incurred a net loss of $6.9 million in fiscal 2000 compared to a net income of $9.0 million for fiscal 1999. This net loss was attributable primarily to increases in the amortization of goodwill and deferred stock compensation expense and selling, general and administrative expense. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $13.7 million in fiscal 2000 and $12.5 million in fiscal 1999 and net margin would have been 8.3% and 12.7% in fiscal 2000 and 1999, respectively.

IT Services

      Revenues. IT services revenues (including inter-segment revenues) increased 61.6% to $155.0 million in fiscal 2000 from $95.9 million in fiscal 1999, of which $5.8 million and $0.4 million represented inter-segment revenues in fiscal 2000 and 1999, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

      Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $30.8 million, or 20.6% of our revenues, in fiscal 2000 as compared to $0.08 million, or 0.1% of our revenues in fiscal 1999. The decline in revenues from system maintenance resulted from a reduction in Year 2000 conversion projects. Net sales from Year 2000 conversion projects represented 5.5% of our revenues in fiscal 2000 as compared to 25.4% in fiscal 1999.

      During fiscal 2000, we derived 81.4% of our revenues from the United States, 6.9% from Japan, 5.7% from Europe, 2.1% from India and the remaining 3.9% from the Middle East, Africa, Singapore and Australia. During fiscal 1999, we derived 78.9% of our revenues from the United States, 7.4% from Europe, 4.3% from Japan, 2.4% from India and the remaining 7.0% from the Middle East, Africa, Singapore and Australia.

      For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

      Cost of revenues. Cost of revenues increased 83.7% to $89.4 million in fiscal 2000 from $48.6 million in fiscal 1999. Cost of revenues represented 57.7% of revenues in fiscal 2000 as compared to 50.7% in fiscal 1999. The higher level of cost of revenues as a percentage of revenues was attributable primarily to an increase in international travel expenses as we expanded our global operations, and in depreciation expense due to higher infrastructure costs associated with our larger employee base. Travel expenses increased 123.1% to $10.3 million, or 6.6% of revenues, in fiscal 2000 from $4.6 million, or 4.8% of revenues, in fiscal 1999. Depreciation expense increased 79.1% to $9.0 million, or 5.8% of revenues, in fiscal 2000 from $5.0 million, or 5.2% of revenues, in fiscal 1999. Compensation and benefits expenses increased 61.3% to $51.4 million in fiscal 2000 from $31.8 million in fiscal 1999, representing 33.1% and 33.2% of revenues in fiscal 2000 and 1999, respectively, resulting primarily from a larger number of technical associates, which increased 27.3% from 3,513 to 4,473, higher levels of compensation and increased hiring of foreign nationals for our offsite centers. Deferred stock compensation expense increased 321% to $13.2 million, or 8.5% of revenues in fiscal 2000 from $3.1 million, or 3.3% of revenues in fiscal 1999.

      Our gross margins are affected by our utilization rates and the mix of our IT services provided on a time-and-materials or a fixed-price basis and through our offshore centers, off-site centers or on-site teams. During fiscal 1999 and 2000 we did not experience any significant variance in our overall gross margins as a result of these factors.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 77.6% to $44.9 million in fiscal 2000 from $25.3 million in fiscal 1999. Selling, general and administrative expenses represented 29.0% of revenues in fiscal 2000 as compared to 26.4% in fiscal 1999. The higher level of selling, general and administrative expenses as a percentage of revenues was attributable primarily to an increase in marketing expenses due to an increase in the number of sales conferences and meetings attended and increased marketing efforts in new areas and countries; professional charges due to the use of consultants to establish foreign subsidiaries, to open offshore branches and for marketing services; and compensation and benefits expenses due to additional non-technical associates, higher compensation levels and additional foreign marketing and human resource associates. Marketing expenses increased 98.0% to $6.7 million, or 4.3% of revenues, in fiscal 2000 from $3.4 million, or 3.5% of revenues, in fiscal 1999. Professional charges increased 210% to $2.3 million, or 1.5% of revenues, in fiscal 2000 from $0.7 million, or 0.8% of revenues, in fiscal 1999. Compensation and benefits expenses increased 73.8% to $7.9 million, or 5.1% of revenues, in fiscal 2000 from $4.5 million, or 4.7% of revenues, in fiscal 1999. These increases were partially offset by a decrease in travel expenses and rental expenses as a percentage of revenue. Travel expenses increased 9.3% to $1.9 million, or 1.2% of revenues, in fiscal 2000 from $1.7 million, or 1.8% of revenues, in fiscal 1999. Rental expenses increased 37.8% to $3.4 million, or 2.2% of revenues, in fiscal 2000 from $2.5 million, or 2.6% of revenues, in fiscal 1999.

      Amortization of goodwill. Amortization of goodwill was $2.4 million in fiscal 2000 as compared to $0.1 million in fiscal 1999. The goodwill expense in fiscal 2000 reflects the part-year amortization of goodwill associated with the acquisition of the minority interest in SES.

      Operating income (loss). As a result of the foregoing, operating income decreased 16.1% to $18.4 million in fiscal 2000 from $21.9 million in fiscal 1999. As a percentage of revenues, operating income decreased to 11.8% in fiscal 2000 from 22.8% in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $37.2 million in fiscal 2000 and $25.3 million in fiscal 1999 and the operating margin would have been 24.0% and 26.4% in fiscal 2000 and 1999, respectively.

      Interest income. Interest income increased to $0.2 million in fiscal 2000 from $43 thousand in fiscal 1999. This increase was attributable primarily to interest earned from equity funds received from the Trust under the ASOP and interest earned by the Trust from associates under the ASOP.

      Interest expense. Interest expense increased 68.9% to $10.5 million in fiscal 2000 from $6.2 million in fiscal 1999. This increase was attributable primarily to an increase in short-term borrowings for working capital purposes as well an additional loan from Citibank and ICICI Bank to the Trust to fund the acquisition of shares by the Trust in connection with the ASOP.

      Other income. Other income increased 297% to $3.8 million in fiscal 2000 from $1.0 million in fiscal 1999, of which $2.5 million in fiscal 2000 arose from the sale of intellectual property rights to VCI. Other income of $1.1 million in fiscal 2000 and $0.9 million in fiscal 1999 arose from foreign currency gains primarily relating to timing differences between revenue recognition and the realization of the underlying accounts receivable.

      Other expense. Other expenses were $0.2 million in fiscal 2000 and $28 thousand in fiscal 1999.

      Income taxes. Income taxes were $1.7 million in fiscal 2000 and $1.1 million in fiscal 1999, representing an effective tax rate of 14.2% and 6.6% of income before taxes in fiscal 2000 and 1999, respectively.

      Net income (loss). As a result of the foregoing, net income decreased 35.8% to $9.8 million in fiscal 2000 from $15.2 million in fiscal 1999. Net income represented 6.3% of revenues in fiscal 2000 as compared to 15.9% in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $28.6 million in fiscal 2000 and $18.7 million in fiscal 1999 and net income margin would have been 18.5% and 19.5% in fiscal 2000 and 1999, respectively.

Internet Services

      Revenues. Internet services revenues (including inter-segment revenues) increased 529% to $15.4 million in fiscal 2000 from $2.4 million in fiscal 1999, of which $0.2 million represented inter-segment revenues in each of fiscal 2000 and 1999. Infoway commenced its Internet access services in November 1998 and the increased revenues in fiscal 2000 reflects a full year of Internet services operations and a growing consumer subscriber base, which grew from over 29,000 as of March 31, 1999 to over 151,000 as of March 31, 2000. This increase was also attributable to the increase in revenues from corporate network services resulting primarily from an increase in the number of corporate customers from more than 350 as of March 31, 1999 to more than 500 as of March 31, 2000 from the sale of hardware and software, from increased revenues relating to Infoway's partnership with UUNet Technologies and from new service offerings.

      Cost of revenues. Cost of revenues increased 358% to $6.9 million in fiscal 2000 from $1.5 million in fiscal 1999. This increase was attributable primarily to increases in the cost of hardware and software purchased for resale to Infoway's corporate network and technology services customers and leased line costs resulting primarily from increasing the capacity of Infoway's network and direct personnel costs for web development and customer technical support. The cost of hardware and software purchased for resale increased 433% to $1.6 million, or 10.4% of revenues, in fiscal 2000 from $0.3 million, or 13.6% of revenues, in fiscal 1999. Leased line costs increased 448% to $3.1 million, or 20.1% of revenues, in fiscal 2000 from $0.6 million, or 23.1% of revenues, in fiscal 1999. Direct personnel costs for web development and customer technical support increased 219% to $1.8 million, or 11.8% of revenues, in fiscal 2000 from $0.6 million, or 23.2% of revenues, in fiscal 1999. As a percentage of Internet services revenues, cost of revenues was 45.0% of revenues in fiscal 2000 as compared to 61.8% in fiscal 1999, which reflects the increased proportion of revenues derived from consumer Internet access services which have a relatively lower cost of revenues as compared to the corporate network and technology services.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased 244% to $16.4 million in fiscal 2000 from $4.8 million in fiscal 1999. This increase was attributable primarily to a growth in staff from 340 as of March 31, 1999 to 622 as of March 31, 2000 resulting in an increase in indirect personnel costs, increases in selling and marketing expenses resulting from additional expenditure in connection with marketing Infoway's Internet access business, travel expenditures, telecommunication charges, consultant fees and rental expense. Indirect personnel costs increased 154.6% to $2.1 million, or 13.9% of revenues, in fiscal 2000 from $0.8 million, or 34.3% of revenues, in fiscal 1999. Selling and marketing expenses increased 1,015% to $5.7 million, or 36.9% of revenues, in fiscal 2000 from $0.5 million, or 20.8% of revenues, in fiscal 1999. Telecommunication charges increased 125.4% to $0.8 million, or 5.1% of revenues, in fiscal 2000 from $0.4 million, or 14.3% of revenues, in fiscal 1999. Professional consultant fees increased 82.1% to $0.6 million, or 3.8% of revenues, in fiscal 2000 from $0.3 million, or 13.2% of revenues, in fiscal 1999. Rental expense increased 121.2% to $0.6 million, or 3.6% of revenues, in fiscal 2000 from $0.3 million, or 10.2% of revenues, in fiscal 1999. These expenses represented 106.6% of Internet services revenues in fiscal 2000 as compared to 194.9% in fiscal 1999.

      Amortization of goodwill expense. Amortization of goodwill was $2.7 million in fiscal 2000 as compared to $0 in fiscal 1999. The goodwill expense in fiscal 2000 primarily reflects the part-year amortization of goodwill associated with the first phase of the acquisition of IndiaWorld in November 1999.

      Operating income (loss). As a result of the foregoing, operating loss increased to $10.6 million in fiscal 2000 from $3.8 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating loss would have been $7.5 million in fiscal 2000 and $3.8 million in fiscal 1999.

      Interest income. Interest income was $2.4 million in fiscal 2000 as compared to $0 in fiscal 1999. The interest income in fiscal 2000 was attributable primarily to interest earned on the proceeds of Infoway's ADS offerings.

      Interest expense. Interest expense was $0.7 million in each of fiscal 2000 and fiscal 1999.

      Other income. Other income was $23 thousand in fiscal 1999 and $80 thousand in fiscal 2000.

      Other expense. Other expense was $0 in each of fiscal 2000 and fiscal
1999.

      Net income (loss). As a result of the foregoing, net loss increased 30.2% to $5.7 million in fiscal 2000 from $4.4 million in fiscal 1999. Excluding the amortization of goodwill expense and deferred stock compensation expense, the net losses would have been $3.9 million in fiscal 2000 and $4.4 million in fiscal 1999.

Software Products

      VCI is currently building its sales and marketing team and has generated revenues of $0. VCI incurred a $11.0 million net loss in fiscal 2000. In fiscal 2000, a significant proportion of these losses related to $5.9 million of software development expenses for services performed by Satyam Computer Services. In addition, in fiscal 2000 operating expenses of $2.5 million related to an inter-segment transaction arising from VCI's purchase of intellectual property rights from Satyam Computer Services for VisionCompass. In fiscal 2000, the remaining $2.6 million of operating expenses arose from compensation and benefits, travel and other expenses. In fiscal 1999, all $1.8 million of software product development operating expenses related to expenses incurred by Spark before its merger with Satyam Computer Services.

Liquidity and Capital Resources

      Net cash provided by (used in) operating activities. Net cash provided by operating activities was $14.1 million, $14.2 million and $2.7 million in fiscal 2000 and 1999 and the nine months ended December 31, 2000, respectively.

      In fiscal 1999, non-cash adjustments to reconcile the $9.0 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization of $11.5 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $15.5 million.

      In fiscal 2000, non-cash adjustments to reconcile the $6.9 million net loss to net cash provided by operating activities consisted primarily of depreciation and amortization of $25.3 million and deferred stock compensation expenses of $16.9 million. These adjustments were partially offset by an increase in working capital, consisting mainly of an increase in net accounts receivable and unbilled revenues of $23.2 million, and an increase in pre-paid expenses, other receivables and inventory of $10.3 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues. Pre-paid expenses, other receivables and inventory increased primarily as a result of increased prepayments relating to Infoway's use of leased telecommunications lines, satellite link charges and insurance premiums.

      In the nine months ended December 31, 2000, non-cash adjustments to reconcile the $29.4 million net loss to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $40.5 million and depreciation and amortization of $38.7 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $30.0 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues.

      Net cash used in investing activities. Net cash used in investing activities was $83.6 million, $36.1 million and $114.0 million in fiscal 2000 and 1999 and in the nine months ended December 31, 2000, respectively. Net cash used in investing activities was primarily related to purchases of premises and equipment of $35.8 million in fiscal 1999; and was primarily related to purchases of premises and equipment of $40.8 million and acquisitions and investments in associated companies of $40.2 million in fiscal 2000. Net cash used in investing activities in the nine months ended December 31, 2000 was primarily related to acquisitions and investments in associated companies of $53.1 million; and purchases of premises and equipment of $60.9 million consisted primarily of infrastructure, computers and other equipment associated with the expansion in headcount as we continued to grow.

      On November 29, 1999 Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, together with a $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million.

      Net cash provided by financing activities. Net cash provided by financing activities was $251.7 million, $35.8 million and $21.9 million in fiscal 2000 and 1999 and the nine months ended December 31, 2000, respectively. In addition to using cash generated from operations, we financed our continuing expansion primarily through borrowings in fiscal 1999; through capital raising activities in fiscal 2000 and through sale of investments in the nine months ended December 31, 2000.

      As of December 31, 2000, we had $91.4 million in cash and cash equivalents (of which $46.6 million was held by Infoway and therefore may not be accessible to us), $8.5 million in working capital loans, $43.1 million of outstanding secured and unsecured bank term loans and $1.6 million in other outstanding loans. Of these $43.1 million in loans, we had rupee term loans aggregating $38.4 million at a weighted average annual interest rate of 14.1% and U.S. dollar term loans of $4.7 million at a weighted average annual interest rate of 8.6%. Our rupee denominated loans are either fixed rate or variable rate at a margin over a minimum lending rate; our U.S. dollar loans bear interest at LIBOR plus a margin. Most of our term loans are repayable in installments. Approximately $16.6 million of long-term debt is due for repayment on or before December 31, 2001. As of December 31, 2000, we had borrowed approximately $1.1 million of our available credit under our existing long-term credit facilities. In some of our loan agreements, we have agreed to customary restrictive covenants, including covenants restricting Satyam Computer Services from paying dividends other than from its profits of the then current fiscal year after making the necessary provisions, from incurring further indebtedness other than for its working capital or in the ordinary course of business, from entering into any merger or amalgamation or consolidation, from effecting any material change in composition of its board of directors or management or ownership, and from amending its Memorandum and Articles of Association or altering its capital structure or shareholding pattern, in each case without prior lender consent. Under our term loan agreements, we are entitled to prepay our term loans but we must also pay an additional early repayment fee determined by the relevant lender.

      The following table describes our outstanding credit facilities as at December 31, 2000:

                                               Amount Outstanding      Interest Rate          Computation
Loan Type                      Lenders           (in thousands)         (per annum)             Method
---------              ----------------------- ------------------ ----------------------- -------------------
Foreign Currency Term  IDBI and Exim Bank            $4,723       Ranging from 7.95%      1.75% to
Loans                                                             to 9.70%                3.50% over
                                                                                          LIBOR

Rupee Term Loans       IDBI                          15,822       Ranging from 15.00%     1.50% to 2.00% over
                                                                  to 15.50%               MLR

Rupee Term Loans       IDBI                           9,626       12.50%                  Fixed

Working Capital Loans  Global Trust Bank and          8,482       Ranging from 12.50%     PLR
                       Vijaya Bank                                to 15.50%

Rupee Loan of Satyam   Citibank and ICICI Bank       12,926       14.03%                  Fixed
Associates Trust

Other loans            Various parties                1,560       Variable interest rates Variable
                                                    -------
  Total......................................       $53,139
                                                    =======

      In June 2000, we completed the sale of 347,200 equity shares in Infoway, representing 1.6% of Infoway's outstanding equity shares, at a price of $144.00 per equity share ($36.00 per ADS equivalent) to Government of Singapore Investment Corporation Pte. Ltd. We received approximately $49.0 million, net of the transaction costs but before payment of capital gains taxes of approximately 22.0%. The Government of Singapore Investment Corporation Pte. Ltd. has a put option to sell the shares back to us at a price equal to the Indian Rupee equivalent to the average Nasdaq National Market closing price during the three days before exercise of the put option, discounted by 41%, if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001.

      In October 1999, Infoway completed its U.S. initial public offering and issued 19,205,000 ADSs, adjusted for a 4-for-1 ADS split effected in January 2000, (representing 4,801,250 equity shares) at a price of $4.50 per ADS. Infoway received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In February 2000, Infoway completed a follow-on offering and issued an additional 1,868,700 ADSs (representing 467,175 equity shares) at a price of $80.00 per ADS. Infoway received approximately $141.7 million, net of underwriting discounts, commissions and other offering costs.

      We expect Infoway to continue incurring losses in the near future. Based upon Infoway's present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain internet service providers, including Infoway, from 49.0% to 74.0%, we believe that Infoway's cash and cash equivalents of $46.6 million as of December 31, 2000 and, if necessary, other resources believed to be available, are sufficient to meet its currently known requirements through March 31, 2002, and we do not expect to have to provide it with any funds. In light of the highly dynamic nature of Infoway's business, however, we cannot assure you that its capital requirements and sources will not change significantly in the future or whether or not it may seek future financial support from us.

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

      We anticipate capital expenditures of approximately $45.0 million for the twelve months following the date of this document, principally to finance the setting up of our offsite centers in the United States and elsewhere and to continue the expected expansion of our offshore centers in India to meet continuing high demand for our services. We believe that existing cash and cash equivalents, net proceeds from this offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After twelve months, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

      In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated. Dr. Sudhakar Varanasi, our Vice President--Software Development based in Seattle, Washington, has assumed Dr. Bismuth's responsibilities. We expect that as a result of the restructuring, VCI's current monthly operating costs of approximately $1.1 million will be reduced by approximately $600,000.

      As part of our strategy to limit our further capital investment in VCI, we are currently evaluating whether to sell minority interests to third party strategic and financial investors. We have not received any commitments for this financing and we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. If we are unable to obtain additional third-party financing, we will fund the future expenditures ourselves. We anticipate that our cash investment in VCI for fiscal 2002 will not exceed $4.0 million.

Income Tax Matters

      As of December 31, 2000, we had an operating loss carry forward of approximately $16.1 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

      The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. However, we cannot assure you that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

      Satyam Computer Services benefits from the significant tax incentives provided to IT service firms under Indian tax law. The two principal incentives are:

    . a tax deduction for all profits derived from exporting computer software and services; and

    . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

      As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the effective Indian statutory income tax rate of 35.7%. The Software Technology Park tax exemption scheme was modified effective April 1, 2000. All facilities registered in the program on or before March 31, 2000, which include all of our existing facilities in India and registrations for 11 new facilities which have not yet been constructed, will continue to benefit from this program under present law. However, any new facilities that did not commence operation before April 1, 2000 will no longer be entitled to the benefits of the tax exemption scheme. This means that we will benefit less from the scheme as we develop additional facilities and our effective tax rate will increase in the future.

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

Effects of Inflation

      Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998, 1999 and 2000 were 7.2%, 13.2%, 4.7% and 5.1%, respectively, and the projected rate of inflation in India for 2001 is 5.3%.

      Under Infoway's Internet service provider license, Infoway is given the right to establish the prices it charges to its subscribers, as determined by market forces. However, under the conditions of Infoway's license, the TRAI may review and fix the prices Infoway charges its subscribers at any time. If the TRAI were to fix prices for the Internet service provider services Infoway provides, Infoway might not be able to increase the prices it charges its subscribers to mitigate the impact of inflation, which could seriously harm Infoway's business.

Impact of Recently Issued Accounting Pronouncements

      In June 1998, the Financials Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--deferral of effective date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133." We are in the process of assessing the impact that these standards will have on our financial position and results of operations.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 outlines the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the Securities and Exchange Commission issued SAB 101A to defer for one quarter the effective date of implementation of SAB101 and in June 2000, issued SAB 101B to further defer its implementation until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999, with earlier application encouraged. We have evaluated the requirements of SAB No. 101 and believe that it will have no material impact on our consolidated financial position or results of operations.

      In January 2000, the Emerging Issues Task Force of the FASB reached consensus on Issue 99-17 "Accounting for Advertising Barter Transactions", or EITF 99-17. EITF 99-17 establishes accounting and reporting standards for barter transactions which involve non-monetary exchanges of advertising. It requires that an entity recognize revenue and expenses from advertising barter transactions at the fair value of the advertising surrendered only when an entity has a historical practice of receiving cash for similar transactions. We do not believe that the adoption of EITF 99-17 will have a material effect on our consolidated financial position or results of operations.

      In March 2000, the FASB issued Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB 25 for certain issues including: (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. In general, FIN 44 is effective July 1, 2000. We do not expect the adoption of FIN 44 to have a material effect on our consolidated financial position or results of operations.

      In March 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-2, "Accounting for Web Site Development Costs", or EITF 00-2, to be applicable to all web site development costs incurred for the quarter beginning after June 30, 2000. The consensus states that for specific web site development costs, the accounting for such costs should be accounted for under AICPA Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We do not expect

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

the adoption of EITF 00-2 to have a material effect on our consolidated financial position or results of operations.

      In July 2000, the Emerging Issues Task Force of the FASB reached a tentative conclusion on Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent", or EITF 99-19. EITF 99-19 discusses various indicators of whether revenue should be reported based on the gross amount billed to the customer or the net amount. We have adopted EITF 99-19 for all periods presented. The adoption of EITF 99-19 did not have a material effect on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

      Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note 17 to our consolidated financial statements. We expect to use a portion of the proceeds of this offering to repay some of our short-term and long-term debt.

      The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

                                             As of March 31,    As of December
                                                   2000            31, 2000
                                             ----------------- -----------------
                                              Total             Total
                                             Recorded   Fair   Recorded   Fair
                                              Amount    Value   Amount    Value
                                             --------  ------- --------  -------
                                                ($ equivalent in thousands)
Debt:
Fixed rate short-term debt.................. $19,139   $19,139     --        --
Average interest rate.......................    12.6%              --
Variable rate short-term debt...............    $182      $182  $8,482    $8,482
Average interest rate.......................    13.8%             14.0%
Fixed rate long-term debt................... $41,995   $42,535 $24,112   $24,132
Average interest rate.......................    14.8%             13.9%
Variable rate long-term debt................ $23,512   $23,512 $20,545   $20,545
Average interest rate.......................    11.8%             12.5%

      Limitations. Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

      During fiscal 2000 and the nine months ended December 31, 2000, 90.0% and 88.9%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.5%, or $2.4 million, in fiscal 2000 and 1.8%, or $3.8 million, in the nine months ended December 31, 2000, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.5%, or $2.4 million, in fiscal 2000 and 1.8%, or $3.8 million, in the nine months ended December 31, 2000. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $2.4 million in fiscal 2000 and $3.8 million in the nine months ended December 31, 2000. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at December 31, 2000, we had approximately $82.0 million of non-Indian rupee denominated cash and cash equivalents, and approximately $4.7 million of non-Indian rupee denominated borrowings.

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

                                    BUSINESS

Background

      We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during the last fiscal year. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We began providing IT services to businesses in 1988 and as of December 31, 2000 we had 7,560 technical associates servicing over 300 customers worldwide. In addition to our core business of providing IT services, we have also selectively invested in related businesses. We recognized the importance of the Internet to India and, in December 1995, created Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India, based on the number of customers as of December 31, 2000. Infoway's shares are listed only in the United States and are quoted on the Nasdaq National Market under the symbol "SIFY". Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance.

Our Core Business Segment--IT Services

Industry Overview

      In 2000, the worldwide IT services industry grew to approximately $385.0 billion, an increase of approximately 10% over 1999, and is projected to grow at a compound annual growth rate of 11% to reach $583.0 billion by the year 2004 according to International Data Corporation. We believe the growth of this industry is driven by the following factors and trends:

      Increased importance of IT to businesses. In today's increasingly competitive business environment, companies have become dependent on technology not only to conduct day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. As systems continually become more complex, companies increasingly turn to external IT service providers to develop and implement new technologies and integrate them with existing applications in which a company may have already made a considerable investment.

      Impact of the Internet and the emergence of eBusiness. Businesses are increasingly using the Internet to interact with new and existing customers and create new revenue opportunities. Business conducted electronically over the Internet, or eBusiness, extends beyond Internet-based applications, such as eCommerce websites and corporate intranets, to include packaged software tools such as customer and supply chain management software. eBusiness initiatives are often large and difficult to manage and must keep pace with constantly evolving business processes and technological innovations. In addition, managing and upgrading existing systems has also become more critical given the importance of these systems to eBusiness initiatives. Internal IT departments often do not have the appropriate resources or breadth of skills necessary to execute these initiatives. As a result, companies increasingly turn to outside service providers to design, integrate, implement and maintain their eBusiness applications.

      Emergence of a high-quality IT services industry in India. India has emerged as a destination for companies seeking to engage IT service providers in a variety of areas, including eBusiness and software design, development, integration and system maintenance. India's National Association of Software and Service Companies, or NASSCOM estimates that export revenue generated from the software and service industry in India was approximately $4.0 billion in fiscal 2000 and will reach $14.0 billion by fiscal 2003. The key factors contributing to this rapid growth include the availability of a large pool of highly skilled, English-speaking engineers and professionals, the ability to produce high quality software applications, low personnel costs

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

relative to the United States and a time difference which permits work to be done during non-business hours in the United States and Europe.

      We believe that India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, engineering colleges and technical institutes in India produce approximately 122,000 computer software professionals each year. Given the shortage of technical labor in the United States and other developed economies, the availability of people could be a competitive advantage for Indian IT services companies. Also, the English speaking ability of Indian technical engineers and professionals facilitates interaction with customers in the United States and Europe and is a significant advantage compared to non-English speaking countries which also offer IT services.

      Indian companies have developed high-quality methodologies. A 2001 NASSCOM analysis of international quality standards of the top 400 Indian IT services companies showed that 195 had acquired ISO 9000 and 74 more companies were in the process of acquiring the same. According to NASSCOM, currently 20 Indian companies have received a level five assessment under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, developed by the Carnegie Mellon University. Level five is the highest level attainable under the SEI-CMM standards, which assess an organization's quality management system and systems engineering processes and methodologies. The level five certification process involves periodically subjecting our management system and systems engineering processes and methodologies to stringent third party review and verification. Some of our customers look to an SEI-CMM certification as a threshold indication of the quality of our processes and methodologies.

      Need for IT service providers who can provide a range of services worldwide. Many companies today need a wide range of IT services, from high value-added services such as the integration and implementation of eBusiness and packaged software applications to lower-end services such as system maintenance and the re-engineering of older applications. As a result, companies often seek a service provider that can understand and integrate a wide spectrum of emerging technologies with existing systems and which offers a comprehensive range of services from software design and development to system maintenance. In addition, as companies become global, they increasingly require IT support on a worldwide basis. In the eBusiness environment, service providers need to have a close relationship with customers given the complexity and time sensitive nature of eBusiness.

      We believe there is a need for full service IT service providers that have expertise in both existing systems and new Internet-based technologies, access to a large pool of highly-skilled technical personnel and the ability to cost-effectively service customers on a worldwide basis.

Our Business

      We believe the following aspects of our business help us to address the challenges faced by our customers in the current IT environment:

      Comprehensive range of services. We provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing systems and new Internet technologies allows us to assist our customers in the management and maintenance of established systems and the development and integration of new technologies such as Internet-based customer or supply chain management software applications. We also help them understand their IT needs and work with them to develop an appropriate strategy to address these needs.

      Global delivery model. We provide our services through our offshore centers located in India, our seven offsite centers located in the United States, United Kingdom, Japan and Singapore and onsite teams operating on our customers' premises. Through this global network, we can provide a flexible delivery mix that is tailored to meet our customers' specific needs. In addition, our global network of centers allows us to service

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

our customers on a 24-hour basis and thereby shorten the time required to complete projects. Our onsite teams and offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customers' specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets.

      Focus on eBusiness. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing and integrating packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet.

      In-depth industry knowledge. We have developed significant industry expertise in insurance, financial services, manufacturing and telecommunications. This allows us to better understand and address the IT needs of customers within a particular industry. Our technical associates include experienced project managers and software engineers with substantial experience in providing IT services to a particular industry. We have also hired business specialists who possess the industry knowledge our company needs to better understand the requirements of our customers in these sectors and assist our software engineers in proactively designing IT services. We believe our customers benefit from our ability to design and develop applications and services tailored to address industry-specific needs.

      Adherence to high quality standards. We have a large pool of highly trained technical associates that allows us to provide high quality services tailored to meet our customers' needs. As of December 31, 2000, 51.0% of our technical associates had bachelors degrees in engineering, and 27.0% had masters degrees in engineering, technology or computer applications. Each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. In addition, we have implemented strict quality control programs which form an integral part of our project management methodology to ensure we provide high quality services to our customers. We have a company-wide quality management system which satisfies the ISO 9001 TickIT and received a level five assessment under the SEI-CMM standards. According to NASSCOM, only 37 companies worldwide have been assessed at level five. Among other things, our system involves a rigorous review of software development processes, testing of all work, measurement and analysis of key quality metrics and regular internal quality audits. Our adherence to this system ensures that our customers receive timely delivery of consistent and high-quality services.

Our Growth Strategy

      Our main goal is to be a leading worldwide provider of comprehensive IT services. We intend to accomplish our goal by:

      Continuing to focus on eBusiness and high-value added services. To better service our customers in all key industry segments, we intend to continue to focus on and expand our eBusiness offerings and our other high-value added services, such as packaged software integration and engineering design services. To continue to differentiate our services and achieve recognition as a leading worldwide provider of comprehensive IT services, we intend to broaden our range of Internet-based applications as new technologies become available.

      Leveraging our existing customer base. Our goal is to build long-term stable business relationships with our customers to generate consistent revenues. With our existing customers, we plan to continue to expand the scope and range of the services we provide by extending our capabilities into new and emerging technologies and by understanding our customers' businesses. For example, some of our customers who initially engaged us for Year 2000 conversion projects subsequently retained us to provide other IT services. In fiscal 2000 and the nine months ended December 31, 2000, we generated 77.1% and 80.8%, respectively, of our IT services revenues (excluding inter-segment revenues) from customers who were customers in the prior year. To further strengthen our relationships and broaden the scope and range of the services we provide to existing customers, our senior corporate executives have specific relationship management responsibilities for our largest customers.

      Expanding our presence in existing markets and penetrating new geographic markets. We plan to expand our presence in our existing markets and to establish a presence in new geographic markets throughout Europe and the Asia-Pacific region. We intend to accomplish this by leveraging our existing global customer base to serve them in other geographic locations. We expect to open additional sales and marketing offices in Europe and the Asia-Pacific region and to establish new offsite centers in other major markets to help us gain better access to new customers. We also plan to continue to hire local employees to staff and manage our offsite centers. We believe that the use of locally hired technical associates and managers working from offsite centers will enable us to increase our share of the local market and compete more effectively with local IT service providers.

      Continuing to enhance our specific industry expertise. We aim to have an in-depth understanding of targeted industries in order to identify customer needs in those industries and be able to proactively design and offer tailored IT services to address those needs. By focusing on targeted industries, we believe we can develop services that are reusable within an industry and thereby lower our cost of delivering those services. We intend to enhance our health care, government and retail IT services capabilities by hiring additional specialists with expertise in these industries. We have also organized our company by line of business, with each operating unit serving customers in a particular industry. We believe that our decentralized structure enhances our focus on our targeted industries which should further increase our level of expertise.

      Attracting and retaining quality technical associates and augmenting their training. To attract, retain and motivate our technical associates, we plan to continue to provide an environment that rewards entrepreneurial initiative and performance, including competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. We also intend to continue to devote significant resources to training our technical associates through our Satyam Learning Center in a variety of software languages and computer platforms. We have also established the Satyam Technology Entrepreneurship Program, known as STEP, through which we provide an opportunity for technical associates with ideas to act as real entrepreneurs by forming joint ventures with our company to develop and market their ideas, with access to our company's resources, people, infrastructure and systems. These joint ventures are run by the participating associate as virtual companies, and the participating associate receives a fixed percentage of the equity of the joint venture, creating a sharing of the wealth between the individual associate and our company.

      Enhancing our capabilities through joint ventures, technology alliances and acquisitions. We plan to continue to broaden our network of joint ventures and technology alliances with technology providers, customers, and IT service providers, particularly in markets in which we are not currently involved. We enter into these joint ventures and alliances to acquire expertise in high-end software products and emerging technologies, to add qualified personnel, to gain access to additional customers to invest in companies which service niche markets. We will also consider acquiring companies to gain ownership of specific technologies and to exploit other synergies with our existing business. While we currently have not identified any specific candidates, we regularly engage in discussions and negotiations relating to potential investment, joint ventures, technology alliances and acquisitions in the ordinary course of our business.

IT Service Offerings

      We offer a comprehensive range of IT services based on existing and emerging technologies that are tailored to meet the specific needs of our customers. Our IT services include:

      Software development. We design, develop and install software for a variety of IT systems. Our applications range from single-platform, single-site systems to multi-platform, multiple-site systems. A project

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

may involve the development of new applications or new functions for existing software applications. Each development project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation and maintenance.

      The following case study describes one of our recent software development projects:

    . Selective Insurance Group, Inc. Based in New Jersey, Selective provides a wide range of insurance services to individuals and businesses across 19 states. Selective was seeking to automate the collection and maintenance of records relating to its dwelling fire policy product and chose us to design and develop the system. Our team worked closely on-site with Selective's IT department to determine the requirements of end-users of the system and then returned to India to complete the design, coding and testing of the system at our offshore center in Hyderabad. The software we developed processes complex on-line transactions as well as generates reports for Selective's management team and their customers. In addition, we also developed integration software to link this policy automation system with existing software that Selective uses to deliver its services to its customers. The entire system permits Selective to reduce processing time for policies and strives to increase the satisfaction level of its customers.

      System maintenance. We provide maintenance services for large software systems, which may include modifications and enhancements to the system and product support. We also assist customers in migrating to new technologies while extending the useful life of existing systems. Projects may involve re-engineering software to migrate applications from mainframe to client/server architectures or to migrate from existing operating systems to UNIX or Windows NT. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. We perform most of the maintenance work at our offshore facilities using satellite links to our customer's system. In addition, we maintain a small team on the customer's premises to coordinate support functions.

      The following case study describes one of our recent system maintenance projects:

    . KPN Telecom B.V. From our offices in India, we maintain the multiple computer databases and system platforms required to allow KPN Telecom B.V., a Dutch telecommunications firm, to service over 8.0 million fixed telephone lines and 3.5 million mobile telephone customers. We also assisted KPN in streamlining its billing processes and its tracking of customer work orders. We are maintaining and supporting KPN's various software applications over the entire production cycle. We believe our ability to maintain KPN's existing computer databases and system platforms from our offshore centers in India has resulted in a substantial reduction in KPN's operating costs while maintaining the same service levels.

      Packaged software integration. We work with providers of packaged software in the areas of enterprise resource planning, customer relationship management and supply chain management to install and integrate these packages with our customers' existing computer systems and with various Internet applications as required to address the eBusiness needs of our customers. These packaged software applications help enable companies to strengthen relationships with their customers and business partners, create new revenue opportunities, enhance operating efficiencies and improve communications. We also customize this software to meet the specific needs of our customers and provide ongoing maintenance and support services. We have established alliances with providers of enterprise resource planning systems, such as Oracle and SAP. We have also established alliances with other companies who supply customer relationship or supply chain management systems and eBusiness applications for building on-line businesses. In addition, we offer our customers applications in the areas of business and customer intelligence, data-mining and data-warehousing to enable them to analyze trends.

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      The following case study describes one of our recent packaged software integration projects:

    . Aquatech International Corporation. Aquatech is a water and waste water treatment plant manufacturer based in Pennsylvania, with several offices worldwide. We helped Aquatech evaluate their information technology requirements for their business. Based on that evaluation, Aquatech purchased SAP's enterprise resource planning software application, and selected us to implement the software and integrate it with the company's existing computer-aided design system. The integrated system enables Aquatech to create and deliver to its customers complex plans and drawings for wastewater treatment plants with variable components that can easily be modified as the customers' needs change. In addition, we believe Aquatech will be able to more efficiently manage all aspects of its global business, including its sales and marketing processes, materials handling, financial reporting, budgeting and project management.

      Engineering design services. We provide engineering design services using computer aided design, modeling and engineering tools. Our engineering design services include component design, product and process analysis, and simulations and range from basic drawing changes to complex designs. In addition, our services may involve customizing the latest computer aided design, modeling and engineering software to specific user requirements.

      The following case study describes one of our recent engineering services projects:

    . General Electric Appliances Products LLP or GE. We provide engineering services, including computer aided design, to assist GE with appliance production. We are currently working on a project to help develop and introduce new products. The initial phase of one of these projects required the redesign of 22 components. We completed this initial phase in three months. To meet the challenge of this tight schedule, our technical associates staffed the project 24 hours a day, devoting approximately 10,000 hours to the project over three months. Additional design and cost estimation training was provided to our associates to help optimize the design cost.

      eBusiness. As part of our service offerings, we focus on solving the eBusiness needs of our customers. Our eBusiness services include designing, developing and maintaining Internet-based applications, such as eCommerce websites, and integrating them with our customers' existing computer systems and packaged software applications. For example, we have designed, developed and deployed business-to-business applications for Intercontinental Steel Singapore to facilitate on-line trading of steel and for Ford Motor Company to enable dealer integration and on-line procurement. We have also created business-to-consumer applications to facilitate remote banking kiosks that offer automatic teller transactions over the Internet, on-line auctions and on-line retail sales. We also help our customers assess their eBusiness needs, develop strategies and formulate implementation plans. Revenues derived from eBusiness services comprised 0.1%, 20.6% and 28.2% of our IT services revenues (excluding inter-segment revenues) in fiscal 1999 and 2000 and the nine months ended December 31, 2000.

      The following case study describes one of our recent eBusiness projects:

    . Shaw Industries, Inc. Shaw is a United States-based international carpet manufacturer that reported $4 billion in revenue and 30,000 employees for the year ending December 31, 1999. Keen to capitalize on the benefits of eBusiness, Shaw hired us to develop an Internet based application to allow the company to conduct business over the Internet with its network of retailers and wholesalers. We used our offsite and offshore centers in Atlanta and India respectively, to complete the project. The project involved designing and building the web site, the appropriate security and administrative features and an interaction application to enable on-line profiling and registration. We also integrated the new system with Shaw's existing mainframe based inventory and sales systems and developed interfaces for financial reporting, price and

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       claims management and sales reporting. Within the first week of the sites' launch, approximately 1,000 retailers or wholesalers registered with the system, which exceeded Shaw's expectations. We believe that completion of this eBusiness system will help Shaw Industries enhance its level of service with its distribution channel partners, lower its operating costs and increase efficiency.

Delivery of IT Services

      We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at the customers' premises.

      Offshore centers. We typically assign a team of technical associates to visit a customer's premises and determine the scope and requirements of a particular project. Some members of the initial team remain onsite to facilitate direct liaison with the customer, while others return to India to establish and supervise a larger project team of suitably qualified technical associates to implement the project. Typically 20% of a project team will be on site depending on the nature and complexity of the project. Projects completed in our offshore centers in India contributed 68.1% and 60.5% to our IT services revenues in fiscal 2000 and the nine months ended December 31, 2000, respectively.

      We have also entered into arrangements with several customers where an entire project team is assigned to a single customer. Such teams, called dedicated offshore centers, work from our facilities in India and are staffed and managed by us. Once the project priorities are established by the customer, we, in conjunction with the customer's IT department, manage the execution of the project. When needed, our dedicated offshore centers will have equipment specific to the customer, or will have a separate work area with its own security protocols. The customer agrees to a regular periodic billing amount regardless of the work performed. We have an established dedicated offshore centers for, among others, General Electric Appliances Products LLP, and Ford Motor Company.

      Offsite centers. We believe that a key success factor in meeting our customers' needs is our physical presence near the customer. Accordingly, we have expanded and improved the offshore development model by establishing offsite centers in our major markets. In the United States, we currently operate four offsite centers located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey; and Santa Clara, California. Outside of the United States, we have three offsite centers located in Tokyo, Japan; Basingstoke, U.K.; and Singapore. We believe our offsite centers allow us to respond quickly to customer requests, to interact closely with the customer to develop IT services where the customer's specifications are not clearly defined and to market services tailored to meet the needs of specific geographic markets. In addition, we staff our offsite centers with locally-hired managers, marketers and technical associates which we believe enables us to compete more effectively with local IT service providers. As of December 31, 2000, 172 of our technical associates worked in our offsite centers compared to 83 as of December 31, 1999. Projects completed at our offsite centers contributed 5.3% to our IT services revenues in both fiscal 2000 and the nine months ended December 31, 2000.

      Onsite teams. Some customers require the presence of our project teams at their premises, particularly for mission critical or high-end projects. The customer's team and our project team collaborate to develop IT services that meet the customer's specifications. As of December 31, 2000, 1,049 technical associates worked at our customers' premises compared to 504 as of December 31, 1999. Projects completed by our onsite teams contributed 26.6% of our IT services revenues in fiscal 2000 and 34.2% in the nine months ended December 31, 2000.

      Quality and project management. Critical to the success of our delivery model are well established quality management systems and sophisticated project management techniques. Accordingly, a strict quality assurance and control program forms an integral part of our processes. We are certified under ISO 9001 TickIT.

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In March 1999, our IT engineering process received a level five assessment under the Capability Maturity Model developed by the SEI-CMM. Our quality management system involves, among other things, a rigorous review of software development processes, review and testing of all work products and regular internal quality audits.

      Maintaining a high level of customer satisfaction requires sophisticated project management techniques to deliver services seamlessly across multiple locations. We have developed, and rigorously apply, a sophisticated project management methodology to help ensure timely, consistent and accurate delivery of our IT services to our customers. Through this methodology, we provide our customers with customized status reports and allow our customers to track the status of projects over the Internet.

Customers

      We market our services primarily to companies in the United States, Europe, the Middle East and the Asia-Pacific region. Our strategy is to seek new customers and at the same time secure additional engagements from existing customers by providing high quality services and by being responsive to customer needs. The strength of our relationships has resulted in significant recurring revenue from existing customers. We generated $78.4 million, $120.4 million and $152.5 million in IT services revenues in fiscal 1999, 2000 and nine months ended December 31, 2000, respectively, from customers who were customers in the prior fiscal year. We also derive a significant proportion of our IT services revenues from a limited number of customers. In fiscal 2000 and the nine months ended December 31, 2000, our largest customer, General Electric Company and its affiliates, accounted for 15.7% and 17.6%, respectively, of our IT services revenues (excluding inter-segment revenues) and 14.2% and 15.5%, respectively, of our total revenues. During the same two periods, our second largest customer, State Farm Mutual Automotive Insurance Company, accounted for 13.1% and 9.8%, respectively, of our IT services revenues (excluding inter-segment revenues) and 11.9% and 8.6%, respectively, of our total revenues. In fiscal 1999, our largest customer, State Farm Mutual Automotive Insurance Company, accounted for 13.7% of our IT services revenues (excluding inter-segment revenues) and 13.3% of our total revenues. In fiscal 1999 and 2000 and the nine months ended December 31, 2000, our five largest customers accounted for 40.2%, 42.4% and 39.0%, respectively, of our IT services revenues (excluding inter-segment revenues) and 39.2%, 38.4% and 34.1%, respectively, of our total revenues.

      The following table presents a list, by industry segment, of some of our customers who generated over $500,000 in revenues during the nine months ended December 31, 2000:

Financial Services                        Manufacturing
Deutsche Bank Finance                     Caterpillar Inc.
Fiserv Inc.                               Ford Motor Company
GE Capital--Global Consumer Finance       General Electric Appliances Products
Systems                                   LLP
NCR Corporation                           Oki Electric Industry Co., Ltd.
                                          Shaw Industries Inc.
                                          Sony Electronics Inc.
                                          Softgen Systems International
                                          TRW Inc.

Insurance                                 Telecommunications
Norwich Union Group Services Limited      Alltel Information Services Inc.
Ohio Farmers Insurance Company            INTOUCH Technologies Limited
Selective Insurance Company of            KPN Telecom B.V.
America                                   Lucent Technologies India Ltd.
State Farm Mutual Automotive              Motorola India Electronics Limited
Insurance Company                         National Mobile Communications
                                          Primus Telecom

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Others                                   Healthcare
Accenture                                Enmed, Inc.
Daleen Technologies, Inc.                Healtheon/WebMD Corporation
DMW Worldwise, Inc.
Electronic Data Systems Corporation
National Computer Systems Ptc Ltd.
Northwest Airlines, Inc.
Renaissance Worldwide, Inc.
Schlumberger Dowell

Sales and Marketing

      We sell and market our services through 12 main sales and marketing offices. In the United States, we have 5 sales and marketing offices located in Atlanta, Chicago, Parsippany, Santa Clara, and Vienna. We also have sales and marketing offices in Basingstoke, Sydney, Singapore, Dubai and Tokyo and a network of business representatives, who work on a commission basis, in several countries. Our Global Sales and Marketing Group, based in the United States, coordinates all of our marketing and sales operations. We focus on establishing and maintaining long-term relationships with our customers.

      Our sales and marketing operations are divided into three sub-groups. One group consists of sales associates who work solely on acquiring new customers. Another group consists of account managers who market further services to existing customers. The third group manages our many marketing alliances. As of December 31, 2000, we employed 121 sales and marketing associates, of whom 8 were located in India.

Joint Ventures and Alliances

      We have in the past entered into, and plan to continue to enter into, joint ventures and alliances with technology providers, customers, and IT service providers, particularly in markets in which we are not currently involved. We enter into these joint ventures and alliances to gain access to additional customers, to acquire expertise in high-end software products and emerging technologies, to add qualified personnel and to make investments in companies engaged in providing services to niche markets. We believe our two most significant joint ventures are:

      GE Affiliate: In December 1998, we entered into a joint venture with an affiliate of GE Industrial Systems. The joint venture company provides the GE affiliate with engineering design services, software development and system maintenance services. The joint venture completed 40 projects in its first year of operations. It also received ISO 9001 certification in December 1999 and has applied for 18 U.S. patents. Subject to the joint venture meeting performance targets and other conditions, this GE affiliate will buy out our interest in the joint venture in 2001 for a purchase price of $4.0 million. While this joint venture does not currently provide us with significant revenues, we believe this joint venture is significant because it has helped us to strengthen our relationship with one of our largest customers, General Electric Company and its affiliates.

      TRW Inc.: In September 2000, we entered into an agreement with TRW Inc. to form a non-exclusive joint venture to provide TRW and other global companies with software development, system maintenance and engineering design services. Through a company incorporated in Delaware to operate the joint venture, Satyam Manufacturing Technology, Inc., we own a 76.0% equity interest in the joint venture and TRW owns a 24.0% interest. We manage this joint venture, which is largely focused on the automotive sector worldwide. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work through December 31, 2005. TRW may adjust this initial target revenue amount before May 31, 2001, but the adjusted target revenue amount cannot be less than $100 million. As part of the joint venture arrangement with TRW, in August 2000 we issued to ESL Inc., an affiliate of TRW, warrants to purchase

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319,480 of our equity shares in exchange for a payment of Rs.22.9 million
(approximately $0.5 million). Each warrant entitles its holder to purchase five of our equity shares for Rs.644.40 per share during an exercise period from January 22, 2002 to February 21, 2002. We believe this joint venture is significant because of the revenue we expect to receive from this relationship.

      For additional information regarding the joint venture with TRW Inc. and the warrants issued to ESL Inc., please see "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Overview--Joint Venture with TRW Inc.".

Associates

      Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled technical associates. We offer competitive salaries, incentive pay, including, since May 1998, stock options, extensive training, an entrepreneurial work environment and opportunities to work overseas. As of December 31, 2000, we had 8,307 employees whom we refer to as "associates," including 7,560 technical associates. None of our associates are represented by a union. We believe that our relationship with our associates is good.

      Recruiting. We recruit top graduates from the engineering departments of India's universities and engineering and technical colleges. India has over 1,500 such schools and, with the rapid growth of the IT services industry in India, the number of students pursuing education in software engineering has increased in recent years. This has allowed us to recruit from a large pool of qualified applicants who undergo our demanding selection process involving a series of tests and interviews. In fiscal 2000, we received approximately 32,000 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 2,400 and extended job offers to 1,336, of whom 1,073 joined our company. In the nine months ended December 31, 2000, we received approximately 65,300 job applications, from both recent graduates and those with previous experience, tested and/or interviewed approximately 8,200 and extended job offers to 3,148 of whom 2,270 joined our company.

      Training of associates. We devote significant resources to training our associates. We established the Satyam Learning Center, which is responsible for conducting training programs. To assist our technical associates to better understand and implement new technologies, each new technical associate must participate in a three to six-month software engineering training program and all technical associates are expected to undertake between 40 and 80 hours per year of development training. Through such ongoing training, we build the competencies in emerging disciplines necessary to meet customers' project needs. At the Satyam Learning Center, some of our technical associates are currently undergoing training in new and emerging technologies, such as Visual Basic, Visual C++, Java, COM/DCOM, IIS, MTS, SQL-Server 2000 and Oracle 8i. This expertise allows us the flexibility to ramp up to meet the demands of particular projects and to redeploy our personnel among projects. We also recruit managers in non-software engineering fields for positions as project leaders and project managers and provide them with extensive training, usually over a six-month period, in software engineering and project management skills. To focus our associates on selecting the best technologies to match customer requirements, all of our associates are also required to undergo a customer orientation program.

      Retention. To attract, retain and motivate our associates, we seek to provide an environment that rewards entrepreneurial initiative and performance. We also provide competitive salaries and benefits as well as incentives in the form of cash bonuses and stock options. In fiscal 1999, 2000 and nine months ended December 31, 2000, we experienced associate attrition at a rate of 15.4%, 12.9% and 16.8%, respectively. As the pool of software engineers in India becomes larger and as we increase the opportunities for our associates to work overseas, either for onsite work at the customers' premises or in the offsite centers which we are establishing as one of our strategic priorities, we believe our current rates of turnover will continue.

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      At any given time, approximately 13% of our technical associates are working overseas, either onsite at customer premises or at our offsite centers, while the balance are working in the offshore centers in India. On average, approximately 12.1%, 14.5% and 16.1% of our technical associates worked overseas, primarily in the United States, in fiscal 1999, 2000 and the nine months ended December 31, 2000, respectively.

      As at December 31, 2000, we employed 172 technical and 23 support staff in our seven offsite centers in the United States, Japan, the United Kingdom and Singapore. We have staffed the offsite centers mainly through local hiring, supplemented by associates from India. Our professionals who work onsite at customers' premises in the United States on temporary and extended assignments are typically required to obtain visas. H-1B visas are generally used for sending personnel to the United States for onsite work, and L-1 visas are typically used only for inter-company transfers of high level managers. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year and in recent years this limit has been reached well before the end of the fiscal year. We are generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years and can be extended for a further three years. We plan for our visa requirements by forecasting our annual needs for such visas in advance and applying for such visas as soon as practicable. We do not anticipate any problems obtaining enough visas for our needs in the current U.S. government fiscal year. In addition, we utilize L-1 visas whenever available and redeploy existing H-1B visa holders to minimize the number of new H-1B visas we need.

Competition

      The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of our company. Our primary India-based competitors include Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services. Our primary U.S.-based competitors include Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc. Generally, our competitors include participants from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than us. We believe that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to customer needs, speed in delivering IT services, quality of service and perceived value. We believe that we compete favorably with respect to these factors. There are relatively few barriers to entry into our markets such that we may face additional competition from new entrants into our markets. In addition, there is a risk our customers may elect to increase their internal IT resources to satisfy their IT services needs.

Communications Infrastructure

      A key component of our IT services delivery model is the linking of a customer's onsite system with our offsite and offshore centers through a satellite communications network. Our data and voice network, SatyamNet, connects our facilities worldwide through a high speed network with a backbone of satellite, fiber optic and land lines. SatyamNet allows projects to progress and software applications to be installed without the need for extensive attendance at the customer's premises. Similarly, day-to-day maintenance of a customer's system can be carried out largely from one or more offsite or offshore centers with only a few maintenance professionals required to be stationed at the customer's premises. We lease dedicated telecommunication lines from VSNL and Software Technology Park of India which permit data communication between our facilities in India and between such facilities and our customers' facilities abroad. All of our Indian satellite links terminate at our communication hubs in Vienna, Virginia and Parsippany, New Jersey. From the Vienna and Parsippany communication hubs, we connect our offshore centers in India to our offsite centers in the United States through high speed networks and to customers' systems through leased lines, the Internet, the customer's own network or a network operated by third parties.

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      In December 2000, we completed a major upgrade of SatyamNet to enhance and optimize network efficiency across all operating locations. This upgrade has enhanced our aggregate links capacity by more than 100.0% in different bandwidths, which cater to the networking requirements of approximately 7,000 workstations across various geographic locations. We currently lease five 512 kbps international links and one 64 kbps international link. In addition, we have 256 kbps committed information rate high speed links connecting various cities in India, and our intra-city links are connected by 2048 kbps lines expandable up to 8192 kbps. We can add or reduce the number of such links based on capacity needs.

      During business hours, the average loading of SatyamNet is currently approximately 50% of total capacity, with sudden bursts in usage reaching approximately 75%. Our network has extra capacity available to service new customers in the immediate future and to permit sudden bursts of data transfer and other contingent uses.

      We have not experienced any significant downtime in our communications network during the last 12 months. To help minimize the likelihood of downtime in our voice and data communications network, we have built redundancy and alternative pathways into our network. For example, most of our communications take place over international links. Each office that has its own international link also has a inter-city link to another nearby office, which provides an alternative pathway for international communications if the office's own international link breaks down. We have also provided ISDN links as a back-up for the intra-city links. We also stock spare parts for our network equipment so we can quickly repair equipment breakdowns.

      The terms of our customer contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We maintain a firewall at the entry point of the network which checks incoming data for viruses and unauthorized access before they are transmitted on SatyamNet. All traffic received at our facilities in India is again checked for viruses, with contaminated files quarantined. We have arrangements with two virus protection vendors for the automatic identification of viruses and the dispatch or development of appropriate software countermeasures. We backup our data on a regular basis to protect against losses. We have also created a secondary site in New Jersey for contingency and disaster recovery purposes.

Facilities

      Our corporate headquarters, the Satyam Technology Center, is located in Hyderabad, India. We own this facility, which provides a modern workspace for approximately 1400 software engineers in two buildings covering an aggregate area of approximately 173,000 square feet, which are linked to our other facilities through our SatyamNet. The Satyam Technology Center also has recreational facilities and housing for up to 400 associates and covers an approximately 140,000 square foot area.

      We also have additional software technology centers located in Bangalore, Bhubaneshwar, Chennai, Hyderabad and Pune, with facilities aggregating approximately 570,000 square feet. We own the facilities in Bhubaneshwar and lease our other facilities with terms ranging from six years to nine years. Each facility is equipped with computers, servers, telecommunications lines and back-up electricity generation facilities sufficient to ensure an uninterrupted power supply.

      In addition to the offshore centers in India, we operate offsite centers in major markets to establish a local presence closer to our customers. Our four offsite centers currently operating in the United States are located in Atlanta, Georgia; Chicago, Illinois; Parsippany, New Jersey and Santa Clara, California. Outside the United States, we operate three offsite centers in Tokyo, Japan, Basingstoke, United Kingdom and Singapore. We lease all of our offsite centers with terms ranging from two years to seven years.

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Other Business Segments--Internet Services

Background

      As of December 31, 2000, we owned 52.5% of the equity shares of Infoway. We believe Infoway is the largest integrated Internet and electronic commerce services company in India based on the number of customers as of December 31, 2000. Infoway offers a comprehensive range of products delivered over a common Internet backbone infrastructure. Infoway's primary businesses include the following:

    .  corporate network and technology services;

    .  consumer Internet access services; and

    .  on-line portal and content offerings.

      Infoway currently operates India's largest private data network utilizing Internet protocol, which is the Internet industry standard for tracking Internet addresses, with 46 points of presence serving more than 220 cities across India, which we believe represents an estimated 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow its customers to connect to the Internet through a local telephone call. Infoway operates international Internet gateways in Ahmedabad, Hyderabad, Mumbai (Bombay) and Pune and is in the process of building additional international gateways in nine other cities across India. As of December 31, 2000, Infoway had more than 650 corporate customers for its private network services and over 400,000 consumer Internet access subscribers for its Satyam Online services. During December 2000, Infoway's 33 websites generated approximately 130 million page views.

Industry Overview

      The market for Internet access and electronic commerce, both worldwide and in India, is expanding rapidly. For example, International Data Corporation estimates:

    . the installed desktop and network computer base in India will grow at a rate that averages 51% annually from 4.2 million in 2000 to 33.0 million in 2005;

    . Internet users in India will grow at a rate that averages 53% annually from 4.4 million in 2000 to 37.6 million in 2005; and

    . Internet commerce revenues in India will grow at a rate that averages 134% annually from $393.0 million in 2000 to $27.0 billion in 2005.

      Internet usage is expected to grow rapidly in the Indian market as deregulation continues, network bandwidth becomes less expensive, the installed base of personal and network computers increases, alternative Internet-access devices become available and Internet connectivity becomes increasingly important for on-line news and content and electronic commerce transactions. We believe that Infoway is well positioned to take advantage of this significant market opportunity in India. The market in India is, however, presently at a very early stage of development and involves significant business, competitive and other risks.

Growth Strategy

      Infoway's goal is to become the premier integrated Internet and electronic commerce solutions provider to consumers and businesses in India. Infoway's principal business strategies to accomplish this objective are:

    . invest in the continued enhancement and expansion of its network infrastructure to support customer growth, enter new markets and accommodate increased customer usage;

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    .  increase penetration in its existing markets by expanding awareness of the "Sify" brand name;

    . expand its products and services with new technologies to enable its customers to use the Internet more effectively;

    . strengthen its Internet portal and other Internet content websites with more content tailored to Indian interests worldwide;

    . increase its range of electronic commerce services to build its on-line presence and pursue additional revenue opportunities;

    . expand customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of its strategic partners; and

    . pursue selective strategic investments, alliances and acquisitions to expand its customer base, increase utilization of its network and add new technologies to its product mix.

Internet Service Offerings

      Corporate network and technology services. Infoway offers a comprehensive suite of technology products and network-based services that provide its corporate customers with comprehensive Internet and private network access. Infoway's products and services enable its corporate customers to offer a full range of business-to-business and electronic commerce-related services.

      Infoway's corporate network and technology services consist of the following:

    . Internet access. Infoway offers dial-up Internet access as well as a variety of dedicated Internet access options which provide high-speed continuous access to the Internet.

    . Private network services. Infoway offers a wide variety of private network services for both small and large corporate customers. Many companies today in India have established private data communication networks, which are often referred to as wide area networks, or WANs, and built on expensive leased lines, to transfer proprietary data between office locations. We believe that Infoway was the first company in India to offer a cost-effective replacement alternative to WANs by providing secure transmission of data using Internet protocol over Infoway's private network infrastructure.

    . Business-to-business commerce applications. Infoway delivers complete data transfer and business-to-business electronic commerce applications to its corporate customers through its relationships with key vendors of Internet-related hardware, software and services. Infoway's data transfer applications provide supply chain integration and help coordinate the manufacturing and distribution process for its corporate customers. Infoway has an exclusive agreement with Sterling Commerce to provide its data transfer and electronic commerce software and systems in India.

    . Web-based services. Infoway provides comprehensive website design, development, implementation and hosting services. We believe that Infoway is one of the largest website developers in India. Infoway's customers' websites range from basic informational sites to complex interactive sites featuring sophisticated graphics, animation, sound and other multimedia content.

    . Data Center. Infoway's 20,000 square foot data center in Mumbai (Bombay) has been designed to act as a reliable, secure and scalable facility to host mission-critical applications. Through this data center, which is connected to the Department of Technology's telecom backbone by redundant fiber optic links, Infoway offers co-location and co-hosting services with an uptime of 99%.

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

      Consumer Internet access services. Infoway offers dial-up Internet access, e-mail and web page hosting to consumers in India through convenient on-line registration and user-friendly software. In November 1998, after deregulation of the Internet service provider market in India, Infoway launched its Internet service provider business and became the first private Internet service provider in India. As of December 31, 2000, Infoway had over 400,000 consumer Internet access subscribers. Infoway also offers Internet access to consumers through its "Iway cafes." As of December 31, 2000, Infoway operated 220 Iway cafes in India.

      Infoway estimates that it is the second largest national provider, and the largest private provider, of Internet access and Internet services to consumers and businesses in India, based on the number of subscribers as of December 31, 2000. Currently, the largest national Internet service provider in India is VSNL, which is majority owned by the Indian government.

      On-line portal and content offerings. Infoway operates an on-line portal, sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. Infoway also offers related content sites specifically tailored to Indian interests worldwide in seven local Indian languages. Infoway's consumer portal has approximately 33 channels, including walletwatch.com, a popular personal finance portal, sifymall.com, a virtual shopping mall, and khel.com, a sports portal. Sify.com generated 130 million page views in December 2000.

      Infoway completed its acquisition of IndiaWorld in June 2000. Incorporated in 1992, IndiaWorld primarily focuses on the Indian Internet marketplace and has operated the website known as the IndiaWorld Network, located at www.indiaworld.co.in, since 1996. Since that time, IndiaWorld has expanded its Internet operations to target both consumers and businesses. Infoway's acquisition of IndiaWorld provides it with additional content sites tailored to Indian interests worldwide.

      In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. CricInfo Limited operates www.cricinfo.com, which is one of the most popular cricket sites in the world. Under the strategic partnership, www.cricinfo.com's India site resides in Infoway's portal under a revenue sharing arrangement. Infoway receives, for the first two years, 15.0%, and thereafter 20.0%, of the revenues generated from advertising and a 30.0% share of pre-tax income from electronic commerce business generated by www.cricinfo.com's India site.

      In July 2000, Infoway entered into an agreement to acquire all of the outstanding capital stock of IndiaPlaza.com. Inc., a private company incorporated in California. Infoway completed this acquisition in December 2000. IndiaPlaza.com owns and operates online retail shopping sites targeted at markets in the United States, United Kingdom and India.

Customers

      As of December 31, 2000, Infoway had over 400,000 consumer Internet access subscribers and more than 650 corporate customers. Infoway's corporate network and technology services customers are in a variety of industries, including financial services, publishing, retail, shipping and manufacturing.

Strategic Alliances

      Infoway maintains a number of strategic relationships with key vendors of Internet-related hardware, software and services, including UUNet Technologies, Sterling Commerce, Open Market and BroadVision. Several of these relationships are exclusive to Infoway in India, subject in some cases to minimum sales thresholds. These relationships result in two significant benefits. First, they provide Infoway with the ability to offer valuable products and services exclusively to its customers in India. In addition, these relationships help Infoway market its services by providing it with access to its partners' customer bases. Infoway's network and

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

related services are focused on meeting the needs of corporate customers, particularly in manufacturing and service organizations, which have a need to coordinate their activities with satellite operations such as dealers, distributors, agents and suppliers.

Employees

      As of December 31, 2000, Infoway had approximately 1,160 employees. Infoway anticipates maintaining the current size of its employee base over the next year. Of Infoway's 1,160 employees, 59 are administrative, 500 form its sales and marketing staffs and 601 are dedicated to technology and customer care. None of Infoway's employees are represented by a union. We believe that Infoway's relationship with its employees is good.

Sales and Marketing

      As of December 31, 2000, Infoway had 500 employees dedicated to sales and marketing. Infoway aims to increase its brand awareness and market penetration among consumers through a number of means including an expanded advertising campaign focused primarily on print advertising combined with a modest amount of television and radio advertising, direct mail and for software to consumer who become subscribers.

      In addition, Infoway intends to continue to operate cybercafes under the "Iway" brand name, and to enter into relationships with independent cybercafes to co-brand its websites with their businesses, to expand access to its portal and websites by consumers who do not own a personal computer or have Internet access at home. As of December 31, 2000, Infoway operated 220 Iway cafes in India. To increase Internet access and use of its websites by personal computer buyers, Infoway has entered into arrangements with personal computer manufacturers and vendors, including Compaq and Hewlett-Packard, to have its Internet access software bundled with their computers.

Competition

      Infoway faces competition in each of its markets and expects that this competition will intensify as the market in India for corporate network services and technology products, Internet service provider services and on-line content develops and expands. Infoway competes primarily on the basis of service, reliability and customer support. Price and ease of use are also competitive factors.

      Corporate network and technology services. Infoway's competitors for many private network services include governmental services, companies that have built and operate their own private data networks, satellite communications agencies such as Hughes, Comsat, HCL Comnet and Bharti BT, and terrestrial network providers such as Sprint RPG (a joint venture between Sprint and RPG Group), Wipro Communications Services and Global Electronic Commerce Services.

      Consumer Internet access services. Infoway's principal competitor is VSNL, the government-controlled telecom provider. VSNL currently has significantly more subscribers than Infoway does because private companies, such as Infoway, were not permitted to enter the Internet service provider market until November 1998. As of December 31, 2000, we believe that approximately 437 companies had obtained Internet service provider licenses in India. We expect prices to fall as more competitors enter the market, although we also anticipate that bandwidth and other costs will continue to decline as well. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. Some of Infoway's competitors offer free Internet service. Further, we believe that it is inevitable that the large, foreign providers of Internet service provider services will eventually attempt to enter the Indian market through local joint ventures or other means.

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

      In addition, Infoway could face competition from companies that develop new and innovative techniques to access the Internet. Technology permitting a connection to the Internet through alternative, less capital intensive means is likely to be attractive to Indian consumers. A number of companies are planning alternative Internet access devices, such as set-top boxes for televisions, to create demand for Internet services in excess of that which could be supported by the installed base of personal computers. The provider who develops this technology and offers such access at competitive prices is likely to have a significant advantage in the marketplace.

      On-line portal and content offerings. There are several other companies in India that have developed websites, including rediff.com and others, designed to act as Internet portals. Further, the dominant Internet portals continue to be the on-line services and search engine companies based in the United States, such as America Online, Microsoft Network, Yahoo!, Excite@Home, Infoseek and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets.

      To be competitive, Infoway must respond promptly and effectively to the challenges of technological change, evolving standards and its competitors' innovations by continuing to enhance its products and services, as well as its sales and marketing channels. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Technology and Network Infrastructure

      Infoway currently operates India's largest national private data network utilizing Internet protocol to route outgoing messages and recognize incoming messages. Infoway owns and operates points of presence in 46 metropolitan areas providing access in more than 220 cities across India. Infoway's private network infrastructure provides the platform for national delivery of Internet access to consumers as well as the backbone for its broad range of corporate network and technology services. For example, its network provides an alternative to government telecom providers for corporations that wish to establish data networks, which provide secure transmission of data using Internet protocol over a private network infrastructure, and electronic data interchanges. Infoway's Internet service provider license permits it to establish and maintain Infoway's own direct international Internet connections via satellite links or transoceanic cable systems as an alternative to government-provided Internet gateways. We believe that as the size and capacity of Infoway's network infrastructure grows, its large scale and national coverage will create economies of scale for us and barriers to entry for Infoway's competitors.

Government Regulation

      Infoway is subject to comprehensive regulation by the Ministry of Communications through the Telecom Commission and the Department of Telecommunications pursuant to the provisions of the Indian Telegraph Act of 1885, or Telegraph Act, the India Wireless Telegraphy Act, 1933, or Wireless Act, and the terms of the Internet service provider license agreement Infoway entered into with the Department of Telecommunications under which it operates. Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the government of India, obtained through the Department of Telecommunications. While the Telegraph Act sets the legal framework for regulation of the telecommunications sector and the Wireless Act regulates the possession of wireless telegraphy equipment, much of the supervision and regulation of Infoway is implemented more informally through the general administrative powers of the Department of Telecommunications, including those reserved to the Department of Telecommunications and other governmental agencies under its license.

      In March 1997, the government of India established the TRAI, an independent regulatory authority under the provisions of the Telecom Regulatory Authority of India Act, 1997.

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

      The TRAI also has the authority to, from time to time, set the rates at which domestic and international telecommunications services are provided in India. The TRAI does not have authority to grant licenses to service providers or renew licenses, functions that remain with the Department of Telecommunications.

      Failure to follow TRAI directives may lead to the imposition of fines. Decisions of the TRAI may be appealed to High Courts in India.

      The authority of the TRAI has been the subject of recent litigation, particularly with respect to its role in introducing new telecommunications licensees and the scope of its authority to settle disputes regarding the grant by the Department of Telecommunications of telecommunications licenses. The Delhi High Court has held that the authority of the Department of Telecommunications to issue or amend licenses is not subject to any prior recommendations of the TRAI, and that any such recommendations are not mandatory. In addition, the Delhi High Court determined that the TRAI does not have jurisdiction to decide disputes regarding the grant or amendment of a Department of Telecommunications license. The government of India has formulated the New Telecom Policy, 1999, or NTP. The NTP was cleared by the Union Cabinet in March 1999 and contemplates a new regime for the telecom operators, a larger role for TRAI, a restructuring of the Department of Telecommunications and opening up of the market for long-distance calls. The government of India has also replaced the TRAI Act, 1997, by the TRAI Act, 1999, which, among other things, makes it mandatory for the Department of Telecommunications to seek a recommendation from the TRAI before issuing a license. The TRAI Act, 1999, also provides that licensing disputes will be heard by an independent tribunal and not the TRAI.

      Infoway may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for business purposes. These imports will be subject to the Export and Import Policy as declared by the Ministry of Commerce. At the time of import, Infoway will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975.

      Infoway will usually be required to obtain the approval of the Ministry of Finance and/or the RBI to invest in the securities of foreign companies.

Facilities

      Infoway's approximately 100,000 square foot corporate headquarters is located in Chennai (formerly Madras), India. Infoway also operates a 20,000 square foot data center in Mumbai (Bombay). Infoway has additional facilities located in Ahmedabad, Aurangabad, Bangalore, Baroda, Belgaum, Bhopal, Bhuvaneshwar, Calcutta, Calicut, Chandigarh, Chennai, Cochin, Coimbatore, Delhi, Devanagare, Goa, Guwahati, Hubli, Hyderabad, Indore, Jaipur, Jamnagar, Jamshedpur, Jodhpur, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Nagpur, Nashik, Patna, Kanpur, Pondicherry, Pune, Raipur, Rajkot, Shimoga, Siliguri, Surat, Tiruvilla, Trichy, Trivandrum, Varanasi, Vijayawada and Vizag, aggregating approximately 100,000 square feet. As Infoway expands its operations, Infoway anticipates leasing additional facilities in each city in which it develops a point of presence.

Our Other Business Segments--Software Products

      Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VisionCompass software allows executives to set, analyze and proactively manage strategic business objectives on an ongoing basis. The software is designed to provide management with a meaningful view of data, recommend courses of action to achieve specified strategic objectives and monitor progress towards achieving those objectives. Using VisionCompass, performance indicators are set, tracked and measured for both processes and people. VisionCompass tracks specific elements such as staff utilization, billable hours,

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

recruitment status, pricing and project and service issues. The system also generates reports alerting management when performance slips and enables company personnel to collaborate across all levels to implement a solution.

      The software supports a variety of management methodologies, which define operational processes and other approaches to keep companies aligned towards achieving their objectives. VisionCompass also interfaces with enterprise system software such as enterprise resource planning, customer relationship management, human resource information system and sales force automation, to assess and collate data to generate meaningful, cross-organizational business intelligence.

      After an initial version of VisionCompass was released in March 2000, VCI focused on the development of a web-based version of VisionCompass and enhancement of the product through the addition of new features. The new version, VisionCompass 2.35, was released in December 2000 and can be used across corporate Intranets and Extranets and the public Internet.

      VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. VisionCompass also plans to advertise in business publications and trade journals, as well as participate in IT trade shows. In April 2001, we decided to restructure VCI by reducing product development and general administrative expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      VCI competes with vendors who primarily provide organizational performance software, such as Business Objects S.A., Hyperion Solutions Corp. and Hummingbird Ltd, who have more resources and are more established than VCI. VCI believes that it competes based on features such as collaboration and communication with performance analysis and business intelligence functionality.

Research and Development

      Our research and development efforts are focused on development services required by our existing customers or as needed to attract new customers. As of December 31, 2000, we employed 36 associates dedicated to our research and development activities. In addition, our management and other operational personnel are also involved in research and development activities. We have applied for one patent in the United States related to VisionCompass. We expect to continue to invest some of our resources in research and development. We estimate that we have spent approximately $1.6 million in fiscal 1999, $5.7 million in fiscal 2000 and $1.6 million in the nine months ended December 31, 2000 on company-sponsored research and development activities.

Intellectual Property

      Ownership of software and associated deliverables created for customers is generally retained by or assigned to the customer, and we do not usually retain an interest in such software or deliverables. We also develop software products and software tools which are licensed to customers and remain our property. We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our proprietary rights in technology. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. The source code for our proprietary software is generally protected as trade secrets and as unpublished copyright works. We have applied for the registration of "Satyam" as a trademark in India and the registration of "VisionCompass" as trademarks in the United States and India. We generally apply for trademarks and service marks to identify our various service and product offerings.

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

      Although we believe that our services and products do not infringe the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and there is no assurance that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We cannot assure you that we will be able to protect such licenses from infringement or misuse, or prevent infringement claims against us in connection with our licensing efforts. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. Any infringement claim or litigation against us could, therefore, result in substantial costs and diversion of resources.

Legal Proceedings

      As of the date of this document, we are not a party to any legal proceedings that could reasonably be expected to seriously harm our company.

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

                                   MANAGEMENT

      The following table sets forth the name, age, and position of each director and executive officer of Satyam Computer Services, as of the date of this document:

Name                     Age Position Held
----                     --- -------------
Directors
B. Ramalinga Raju.......  45 Chairman
B. Rama Raju............  41 Managing Director and Chief Executive Officer
C. Srinivasa Raju.......  39 Director
V. P. Rama Rao..........  67 Director
C. Satyanarayana........  72 Director
Dr. Mangalam              62 Director
 Srinivasan.............
Executive Officers
T.R. Anand..............  45 Senior Vice President--Vertical Business Unit--Telecom
Anil Kekre..............  50 Executive Vice President--Regional Business Unit--Europe
Joseph Abraham..........  48 Director & Senior Vice President--Vertical Business Unit--
                              US Federal Government
Kalyan Rao K. ..........  47 Executive Vice President & Chief Technical Officer--Vertical
                              Business Unit--Telecom
Manish Mehta............  44 Senior Vice President--Vertical Business Unit--Manufacturing
Mohan Eddy F. S. .......  51 Director--Horizontal Business Unit--Collaborative Enterprise Solutions
Murty A. S. ............  42 Director & Senior Vice President--Global Human Resources
Prabhat G. B. ..........  35 Director--Horizontal Business Unit--Enterprise Business Solutions
Rakesh Bhatia...........  45 Senior Vice President--Horizontal Business Unit--IT Outsourcing
Ram Mynampati...........  43 Executive Vice President & Chief Operating Officer--Vertical Business
                              Unit--Insurance, Banking & Financial Services, Healthcare
Sinha P. K. ............  52 Senior Vice President--Quality
Srinivas V. ............  40 Senior Vice President & Chief Financial Officer
Thiagarajan K...........  48 Director & Senior Vice President--Corporate Planning and Strategy

      B. Ramalinga Raju has been on our board of directors since our inception in 1987. He became Chairman of our board of directors in 1995. Before this, he was with the Satyam Corporate Group as Vice Chairman. Mr. Ramalinga Raju also sits on the board of directors of VCI, Gautami Power Limited, Maytas Infra Limited and Infoway. Mr. Ramalinga Raju holds a master of business administration degree from Ohio University and has attended the owner/president management course at Harvard Business School.

      B. Rama Raju has been on our board of directors since our inception in 1987. He became the Managing Director and Chief Executive Officer of our company in 1991. Before 1997, he was with Maytas Infra Limited as one of its Directors. Mr. Rama Raju also sits on the board of directors of Dr. Millennium Inc., Maytas Infra Limited, Satyam Venture Engineering Services Private Limited and Gautami Power Limited. Mr. Rama Raju holds a master of economics from Loyola College, Chennai and a master of business administration from Loredo State University, Texas and has also attended the owner/president management course at Harvard Business School. Mr. Rama Raju is the younger brother of Mr.
B. Ramalinga Raju, the Chairman of our company.

      C. Srinivasa Raju has been on our board of directors since 1990. He became the Executive Director of our company in 1993. Effective September 1, 2000, Mr. Raju relinquished his full time position as Executive Director to devote his time to other independent projects. Mr. Raju will continue to serve on the board of directors as a non-Executive director. Mr. Srinivasa Raju also sits on the board of directors of Infoway. He has served as the Chief Executive Officer of Dun & Bradstreet Satyam Software (Pvt) Limited, formerly a joint venture company of Dun & Bradstreet and our company. He has also served as Managing Director of SES.

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

Before this, he worked for Aqua Terra Consultants in Palo Alto, California, as a consultant. Mr. Srinivasa Raju holds a master of engineering degree and a master of science degree from Utah State University. Mr. Srinivasa Raju is related by marriage to Mr. B. Ramalinga Raju, the Chairman of our company.

      V. P. Rama Rao has been on our board of directors since July 1991. Before this, he was with the Indian Administrative Service and was the Chief Secretary to the government of Andhra Pradesh. He was closely involved with the industrial development of Andhra Pradesh for over two decades. He also worked as the Chief of Industrial Infrastructure Corporation. Mr. Rama Rao holds a post-graduate degree in arts, a bachelor degree in civil laws and a post-graduate diploma in technical science and industrial administration, from Manchester University, located in the United Kingdom.

      C. Satyanarayana has been on our board of directors since July 1991. Before this, he was with the Indian Revenue Service as the Assistant Commissioner of Income Tax. Mr. Satyanarayana also sits on the boards of several leading companies in India. Mr. Satyanarayana holds a bachelor degree in engineering from the University of Madras.

      Dr. Mangalam Srinivasan has been on our board of directors since July 1991. She is a management consultant and a visiting professor at several U.S. universities. Dr. Mangalam Srinivasan holds a Ph.d. in technology from George Washington University, a master of business administration degree (international finance and organization) from the University of Hawaii, a master of arts degree (English) from Presidency College, Madras University and was an advanced special scholar (astronomy and physics) at the University of Maryland. Currently, Dr. Mangalam Srinivasan is an advisor to Center for Kennedy School of Government of Harvard University where she is a distinguished fellow.

      T. R. Anand has been our Senior Vice President--Vertical Business Unit-- Telecom since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 3 from 1999. Before this, he was with IBM Global Services India (formerly Tata Information Systems Ltd.) as General Manager. Mr. Anand holds a bachelor of engineering degree from U.V.C.E., Bangalore and a post-graduate diploma in management (specialization in information systems) from Indian Institute of Management, Ahmedabad.

      Anil Kekre has been our Executive Vice President--Regional Business Unit--Europe since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 5 from 1997. Before this, he was with Tata Information Systems Ltd. as General Manager. Mr. Anil holds a master in technology (electronics and computer science) degree from Indian Institute of Technology, Kanpur and a master of business administration degree from the Faculty of Management Studies, New Delhi.

      Joseph Abraham has been our Director & Senior Vice President--Vertical Business Unit--US Federal Government since November 2000. Prior to this, he was our Senior Vice President, Strategic Business Unit 7 from 1998. Before this, he was with Tata Consultancy Services as Executive Vice President, Human Resources. Mr. Abraham holds a master of personnel management and industrial relations degree from Tata Institute of Social Services and a Differential Test Battery Certificate from Morrisby Institute, United Kingdom.

      Kalyan Rao K. has been our Executive Vice President & Chief Technical Officer--Vertical Business Unit--Telecom since November 2000. Prior to this, he was our Director and Chief Technical Officer from 2000. Before this, he served in various positions since joining our company in 1992. Mr. Kalyan Rao holds a master of engineering (ECE) degree from Indian Institute of Science, Bangalore.

      Manish Mehta has been our Senior Vice President--Vertical Business Unit-- Manufacturing since November 2000. Prior to this, he was our Vice President, Strategic Business Unit 6 from 1997. Before this, he was with Datamatics Limited as Vice President and before that with Tata Consultancy Services for 14 years. Mr. Mehta holds a master of engineering (industrial development) degree from Birla Institute of Technology and Sciences, Pilani.


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

      C Mohan Eddy F. S. has been our Director--Horizontal Business Unit-- Collaborative Enterprise Solutions since November 2000. Prior to this, he was a Director, Strategic Business Unit--Satyam Renaissance Consulting from 1995. Before this, he was with Advent Computer Services Limited as its Chief Executive Officer. He is also a director of Satyam Asia Pte Ltd. Mr. Mohan Eddy holds a bachelor of engineering degree and a post-graduate diploma in management from Indian Institute of Management, Calcutta.

      Murty A. S. has been our Director & Senior Vice President--Global Human Resources since November 2000. Prior to this, he was our Senior Vice President, Human Resources from 1999. Before this, he was our Senior Vice-President of Strategic Business Unit 1 since 1994. He is also a director of Satyam (Europe) Limited. Before joining our company, Mr. Murty worked for Tata Consulting Services for over 12 years. Mr. Murty holds a master of engineering degree from Indian Institute of Science, Bangalore.

      Prabhat G. B. has been our Director--Horizontal Business Unit--Enterprise Business Solution since November 2000. Prior to this, he was a Director, Strategic Business Unit--Satyam Renaissance Consulting from 1995. Mr. Prabhat holds a master of science (computer sciences) degree from Indian Institute of Technology, Chennai.

      Rakesh Bhatia has been our Senior Vice President--Horizontal Business Unit--IT Outsourcing since November 2000. Prior to this, he was one of our Vice Presidents from 1988 to 1991 and has been our Vice President--Strategic Business Unit 8 from 1998. Before this, Mr. Bhatia worked for Inspirations in Computing PL, AMP Insurance and EDS Australia from 1991 to 1998. Mr. Bhatia holds a bachelor of computer science degree from Harrow College of Technology, London.

      Ram Mynampati has been our Executive Vice President & Chief Operating Officer--Vertical Business Unit--Insurance, Banking & Financial Services, Healthcare since November 2000. Prior to this, he was our Executive Vice President, Strategic Business Units 1, 2 & 4 from 1999. Before this, he was with Metamor Global Solutions, USA as Senior Vice President, Operations. Mr. Mynampati holds a master of computer science degree from California State University.

      Sinha P. K. has been our Senior Vice President--Quality since 1999. Before this, he was our Vice President, Quality. Mr. Sinha holds a bachelor of engineering degree from Ranchi University and a master of business administration degree from Jamnalal Bajaj Institute, Mumbai.

      Srinivas V. has been our Senior Vice President & Chief Financial Officer since November 2000. Prior to this, he was our Vice President and Chief Financial Officer from 1998. Before this, he was our General Manager, Finance. Mr. Srinivas is a fellow member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. He is also an associate member of the Institute of Cost and Works Accountants of India. He is also a director of Satyam--GE Software Services Private Limited. In addition, he holds a bachelor of law degree and a master of commerce degree from Osmania University.

      Thiagarajan K. has been our Director & Senior Vice President--Corporate Planning and Strategy since April 2001. Prior to this, he was President--E Training of Satyam Infoway Ltd., since January, 2000. Before this, he was with Sanmar Weighing Systems Ltd., as President. Mr. Thiagarajan holds a Bachelor of Technology degree from Indian Institute of Management, Chennai and Post Graduate Diploma in Business Management from Indian Institute of Management, Ahmedabad.

Board Composition

      Our Articles of Association set the minimum number of directors at three and the maximum number of directors at 12. We currently have six directors. The Companies Act and our Articles of Association require the following:

    .  at least two-thirds of our directors shall be subject to retirement;
       and

    . in any given year, at least one-third of these directors who are subject to retirement shall retire and be eligible for re-election at the annual meeting of our shareholders.

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

Advisory Committee to our Board of Directors

      We currently have an advisory committee to our board of directors called the steering committee, consisting of our chairman, managing director and executive director and some of our executive officers. The steering committee strives to provide a global focus for our company, taking into account people, resources and systems within our organization. The steering committee reviews and reports to the board of directors regarding various business activities and strategic discussions of our company. The members of the steering committee are the following executive officers and associates: Joseph Abraham, Mohan Eddy, K. Kalyan Rao, Alok Kavan, Anil Kekre, Murty A. S., Ram Mynampati, G. B. Prabhat,
B. Rama Raju, B. Ramalinga Raju and R. Ramaraj.

Board Committees

      The audit committee of board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the adequacy and effectiveness of the accounting and financial controls of our company and our accounting practices. The members of the audit committee are Mr. V.P. Rama Rao, Mr. C. Satyanaryana and Dr. Mangalam Srinivasan, each of whom is an independent director.

      The compensation committee of the board of directors determines the salaries and benefits for our executive directors and some of our executive officers and the stock options for all associates. The members of the compensation committee are Mr. V.P. Rama Rao, Mr. C. Satyanaryana and Dr. Mangalam Srinivasan, each of whom is an independent director.

      The investors grievance committee of the board of directors formed in January 2001 focuses on strengthening investor relations and addressing investors' concerns. The members of the committee are Mr. V.P. Rama Rao and Mr.
C. Satyanarayana, each of whom is an independent director, and Mr. B. Rama Raju, Managing Director and CEO of the Company.

Director Compensation

      Our Articles of Association provides that each of our directors shall receive a sitting fee not exceeding the maximum amount allowed under the Companies Act. Currently, our directors receive Rs.5,000 for every board and committee meeting. Independent directors do not receive any additional compensation for their service on our board of directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Employment, Severance And Other Agreements

      Our Articles of Association provides that directors are appointed by the shareholders by resolutions passed at general meetings; however, the board of directors has the power to appoint additional directors for a period up to the date of the next annual general meeting. Executive officers are appointed by the management. There are no severance and other agreements.

Executive Compensation

      Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all associate directors at an annual general meeting of shareholders. At our general meeting held in May 28, 1999, our shareholders approved the employment terms and conditions for each of our associate directors including the monthly salary, benefits, medical reimbursement and pension fund contributions. These terms are made for a five-year period. The employment terms of Mr. B. Ramalinga Raju, the chairman of our board of directors, and Mr. Rama Raju, our managing director and chief executive officer, were renewed for a period of five years with effect from April 1, 1999.

      No remuneration was paid to our non-executive directors. There are no loans to, or guarantees in favor of, directors.

      The following table sets forth all compensation awarded to, earned by or paid to Mr. B. Rama Raju, our managing director and chief executive officer, during fiscal 2000 for services rendered in all capacities to us. Mr. Raju was appointed managing director and chief executive officer of our company in 1991. With the exception of three executive officers who are serving overseas, none of our other executive officers earned a combined salary and bonus in excess of $100,000 during any of the last three fiscal years. With respect to the three overseas executive officers, we have not provided individual compensation information because their compensation is attributed predominantly to their overseas assignments, and if they were based in India, their individual compensation would not exceed $100,000. In accordance with the rules of the Securities Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and personal benefits constituted less than the lesser of $50,000 or 10.0% of the total of annual salary and bonuses in fiscal 2000. The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2001 was $1.1 million. The total renumeration and the amounts in the following table are in dollars based on the noon buying rate of Rs.46.87 per dollar on May 4, 2001.

                                                        Annual Compensation
                                                      ------------------------
Name and Principal Position                           Salary  Bonus Other(/1/)
---------------------------                           ------- ----- ----------
B. Rama Raju, Managing Director and Chief Executive
 Officer............................................. $40,145  --    $42,487

--------
(1) Includes commissions, membership fees and housing allowance.

Option Grants In Last Year

      As of March 31, 2000, we had granted to our executive officers warrants to purchase 2,078,100 equity shares. As of March 31, 2001, the aggregate number of shares underlying warrants granted to our executive officers was 2,259,300 and no warrants have been granted to our directors.

Employee Benefit Plans

      We have instituted an incentive plan, and intend to institute additional incentive plans, to reward associates' performance through cash payments and, since September 1999, stock options. Associate performance is measured by reference to the associate's contribution to (1) profits and his or her tenure of service, (2) organizational development and (3) customer satisfaction. An associate must score a minimum number of points in each performance criterion to be eligible for a reward. Since the introduction of stock options, cash bonuses have decreased and we expect cash bonuses to continue to decrease in the future as we place more emphasis on the granting of stock options.

      Associate Stock Option Plan. The ASOP provides for the grant of warrants to eligible associates, entitling such associates to apply for and receive 10 equity shares of our company per warrant. All full-time associates of our company and our subsidiary companies are eligible associates.

      Our ASOP was approved at the annual general meeting of shareholders in May 1998. Associates may exercise warrants issued under the ASOP at the times and upon the dates determined by a committee of our board of directors. As of December 31, 2000, warrants to purchase 10,927,880 shares in Satyam Computer Services have been granted to associates pursuant to our ASOP, of which warrants to purchase 1,815,430 shares have been exercised. As of December 31, 2000, the Trust held 2,072,120 equity shares in Satyam Computer

Services reserved for issuance upon the exercise of warrants which had not yet been granted by the Trust pursuant to our ASOP.

      The Trust acts as the operating agency for administering the ASOP. In accordance with the resolutions passed at our annual general meeting, we allotted to the Trust warrants for equity shares in an amount not to exceed 13,000,000 shares. The Trust holds these warrants on behalf of our associates and those of our subsidiaries. A committee of directors constituted and authorized by our board of directors, or advisory board, is in charge of studying and assessing eligible associates. The advisory board identifies and recommends associates to the Trust according to guidelines framed and approved by the board of directors. Factors considered for the assessment of associates are performance, organizational development and customer satisfaction. The advisory board can also recommend awards as incentives to new associates joining us, and to associates who have shown exceptional performance. On the recommendations of the advisory board, the Trust advises us of offer of warrants to identified associates.

      An associate must pay consideration of one rupee per warrant to the Trust before the warrant can be transferred to the associate. These warrants are non-transferable by the associate. However, if the associate ceases to be an associate of our company by reason of resignation, dismissal or severance, the warrants will be transferred back to the Trust for the same consideration paid by the associate. If the associate ceases to be an employee by retirement or death, the rights and obligations under the warrants accrue to the associate or his or her legal heirs. The conversion date of warrants is determined by the advisory board. The conversion price to be paid by the associate upon conversion has been determined by the board of directors under the SEBI guidelines to be Rs.450, or approximately $9.66 per share (translated at the noon buying rate of Rs.46.59 per $1.00 on February 28, 2001). The SEBI guidelines apply to the pricing of shares issued under employee stock option plans. Under the guidelines, the minimum exercise price to acquire shares under our ASOP is the higher of the following:

                  (i) the average of the weekly high and low of the closing
            prices of the underlying shares quoted on the relevant Indian stock exchange during the six months period before the date which is 30 days before the date of our shareholders meeting at which the plan was approved (or April 24, 1998 in the case of our ASOP); and

                  (ii) the average of the weekly high and low of the closing prices of the underlying shares quoted on the relevant Indian stock exchange during the two weeks period before the date which is 30 days before the date of our shareholders meeting at which the plan was approved (or April 24, 1998 in the case of our ASOP).

      Shares transferred to the associate after conversion from warrants become the absolute property of the associate. In the event of a bonus or rights issue or any other issue of securities to the existing holders, the warrant holders may be given an opportunity to exercise the conversion warrant, even before the conversion date to enable the warrant holder to be eligible for the issue of securities. Such shares allotted upon conversion would be in the custody of the Trust, to be released to the associate after the conversion date.

      Associates Stock Option Plan B. In May 1999, the shareholders at our annual general meeting approved the ASOP B. ASOP B provides for the grant of options to eligible associates, which entitles these associates to apply for and receive five equity shares of our company per option. All full-time associates of our company and our subsidiary companies are eligible associates. Options granted to eligible associates under the ASOP B become vested and exercisable within time periods selected by a committee of our board of directors.

      Under our ASOP B, 13,000,000 equity shares were set aside for associate stock options. Stock options carry a minimum vesting period decided by the committee of our board of directors. As of December 31, 2000, options to purchase 2,800,650 of our equity shares have been granted to associates under this plan.

      The ASOP B may be administered by a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of equity shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise (which may be less than the fair market value of our equity shares on the date of grant) in accordance with the SEBI guidelines described above. In addition, the committee has the authority to amend, suspend or terminate our ASOP B.

      ASOP ADR. Our ASOP ADR provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-statutory options to acquire ADRs of Satyam Computer Services to our associates, officers and directors as well as to employees, officers and directors of our parent or subsidiary entities. The establishment of our ASOP ADR was approved at our annual general meeting of shareholders in May 1999, subject to a $25.0 million limit on the aggregate market value of the equity shares initially reserved pursuant to the ASOP ADR. Accordingly, the total equity shares reserved for issuance may be reduced by the board of directors from time to time to comply with the $25.0 million limit. All options under our ASOP ADR will be exercisable for ADSs represented by ADRs.

      Our ASOP ADR may be administered by the board of directors or a committee of the board. The committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate our ASOP ADR, provided that no such action may affect any ADS previously issued and sold or any option previously granted under our ASOP ADR.

      Options granted under our ASOP ADR are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under our ASOP ADR must generally be exercised within three months of the end of the optionee's status as an associate of our company, but in no event later than the expiration of the option's term. In the event of an optionee's termination as a result of death or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within 12 months after such termination, but in no event later than the expiration of the option's term. The exercise price of incentive stock options granted under our ASOP ADR must be at least equal to the fair market value of our ADSs on the date of grant. The exercise price of non-statutory stock options granted under our ASOP ADR must be at least equal to 90.0% of the fair market value of our ADSs on the date of grant. With respect to any participant owning stock possessing more than 10.0% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under our ASOP ADR may not exceed 10 years.

      Our ASOP ADR provides that in the event of a merger of our company with or into another corporation, a sale of substantially all of our assets or a like transaction involving our company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

      IASOP. In fiscal 1999, Infoway established the IASOP which provides for the issuance of warrants to purchase Infoway shares to eligible associates of Infoway. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust, the Infoway Trust. Infoway issued to the Infoway Trust 825,000 warrants of Rs.1 each to purchase equity shares in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance to the Infoway Trust. As of December 31, 2000, warrants to purchase 615,660 shares have been granted to associates, and 0 warrants have been exercised. As of December 31, 2000, the Infoway Trust held warrants to purchase 209,340 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its

IASOP but are expected to be granted in the future. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The intrinsic value of each warrant is the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed warrant plan. We expect that the exercise price of warrants granted in the future will not be less than 90.0% of the fair market value of the underlying shares and therefore we do not expect to incur a compensation expense with respect to those future grants.

      VCI ASOP Plan. In April 2000, VCI established the VCI Stock Option Plan, or the VCI Plan. The VCI Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-statutory options to acquire shares of common stock of VCI to VCI employees, directors and consultants as well as to employees, directors and consultants of VCI's parent or subsidiary entities, including our employees, directors and consultants. The option price is determined by the board of directors at the time the option is granted, and, in the case of incentive stock options, in no event is less than the fair market value of the shares at the date of grant as determined by the board of directors. The shares acquired through the exercise of options are subject to the restrictions specified in the VCI Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

      The VCI board of directors or a committee of the VCI board may administer the VCI Plan. Options granted under the VCI Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the exercise price of incentive stock options granted under the VCI Plan must be at least equal to the fair market value of VCI shares on the date of grant. With respect to any participant who owns stock possessing more than 10.0% of the voting power of all classes of VCI's outstanding stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value of VCI's shares on the grant date. The term of options granted under the VCI Plan is determined by the administrator of the VCI Plan; provided that the term of any incentive stock option may not exceed 10 years, and may not exceed five years if granted to any participant owning more than 10.0% of the voting power of all classes of VCI 's outstanding stock.

      The VCI Plan provides that in the event of a merger of VCI with or into another corporation, a sale of substantially all of VCI's assets or a like transaction involving VCI, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full. As of December 31, 2000, a total of 25,000,000 shares of VCI common stock are currently reserved for issuance and options to purchase 893,400 shares in VCI have been granted to associates and 0 options have been exercised. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of all options granted under the VCI Plan will be equal to the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

      The SEBI guidelines, effective starting June 1999, has removed the limits on the amount of stock options or warrants a company can grant to its employees and the amount of discount to market price at which a company can grant such options. The guideline requires companies to account for the difference between the market price of its shares and the exercise price of its employee stock options as personnel expenses in its profit and loss accounts.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our equity shares as of April 26, 2001, and as adjusted to reflect the sale of the ADSs offered hereby, by (1) each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of the equity shares, (2) all directors and our chief executive officer and (3) all directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of April 26, 2001 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

                            Number of       Percentage of Equity Shares
                              Equity             Beneficially Owned
                              Shares        --------------------------------
                           Beneficially       Before This       After This
Beneficial Owner              Owned            Offering          Offering
----------------           ------------     ---------------    -------------
Unit Trust of India......   22,050,513                   8.1%              7.3%
B. Rama Raju.............   15,102,000(/1/)              5.5               5.0
B. Ramalinga Raju........   13,746,000(/2/)              5.0               4.5
C. Srinivasa Raju........    6,050,000(/3/)              2.2               2.0
V.P. Rama Rao............          --                    --                --
C. Satyanarayana.........       20,000                     *                 *
Dr. Mangalam Srinivasan..          --                    --                --
All directors and
 executive officers as a
 group (19 persons)......   36,133,300                  13.2%             11.9%

--------
(1) Includes 3,874,000 equity shares held by B. Rama Raju's wife, B. Radha Raju. B. Rama Raju disclaims beneficial ownership of any equity shares held by B. Radha Raju.
(2) Includes 4,047,000 equity shares held by B. Ramalinga Raju's wife, B. Nandini Raju. B. Ramalinga Raju disclaims beneficial ownership of any equity shares held by B. Nandini Raju.
(3) Includes 17,500 equity shares held by Chintalapati Holdings Private Limited in which C. Srinivasa Raju owns 50% holding. C. Srinivasa Raju disclaims beneficial-ownership of any equity shares held by Chintalapati Holdings Private Limited.
*  Less than 0.1% of total

                           RELATED PARTY TRANSACTIONS

Satyam Enterprise Solutions Limited

      We formed SES with Mr. C. Srinivasa Raju pursuant to a shareholders' agreement entered into on April 11, 1996. Under this agreement, we agreed to contribute 80.0% of the equity capital of SES and Mr. C. Srinivasa Raju agreed to contribute equity in the remaining 20.0%. On March 31, 1999, the paid-up share capital of SES was 4.2 million shares, of which 800,000, or 19.0%, was owned by Mr. C. Srinivasa Raju. In April 1999, the board of directors of both companies agreed to merge SES into Satyam Computer Services. In our extraordinary general meeting of shareholders on May 28, 1999, our shareholders approved the merger of SES with our company. In August 1999, the High Court of Andhra Pradesh gave final approval for the merger.

      We consummated the merger in September 1999. We engaged an independent appraiser to value the equity shares of SES on a stand alone basis. Based upon the valuation of SES by the appraiser, we used an exchange ratio of 10 shares (adjusted for the September 1, 1999 two-for-one stock split and the August 25, 2000 five-for-one stock split) of Satyam Computer Services to one share of SES to issue 8,000,000 shares of our equity shares to Mr. Srinivasa Raju, one of our directors, in exchange for the 19.0% of the equity shares of SES he owned.

Joint Ventures

      In December 1998, we entered into a joint venture with GE Pacific (Mauritius) Ltd, an affiliate of GE Industrial Systems. The joint venture company, called Satyam-GE Software Services Private Limited, provides GE Industrial Systems with engineering design services, software development and system maintenance. Under our joint venture agreement, we granted GE Pacific an option to purchase our interest in the joint venture. Subject to the joint venture meeting performance targets and other conditions, GE Pacific will buy out our interest in the joint venture in 2001 for a purchase price of $4.0 million.

      For fiscal 2000, we provided infrastructure and other services to Satyam-GE, which amounted to $539,000. Software services provided by Satyam-GE to us amounted to $48,000 in fiscal 1999 and $182,000 in fiscal 2000. As of December 31, 2000, Satyam-GE owes $0.3 million to us.

Director and Executive Officer Loan Guarantees

      We have entered into loan agreements with the Industrial Development Bank of India, Export-Import Bank of India, The Global Trust Bank Limited and Vijaya Bank. As of December 31, 2000, our loans range in amount from Rs.15 million ($0.4 million) to Rs.624 million ($14.7 million), totaling $28.0 million in the aggregate, with interest rates ranging from 8.0% to 15.5% per annum, with a weighted average interest rate of 14.2%. Our directors, Mr. B. Rama Raju, managing director and chief executive officer, and Mr. B. Ramalinga Raju, chairman of the board of directors, have each provided personal guarantees for the repayment of such loans at no cost to our company.

                          DESCRIPTION OF EQUITY SHARES

      The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act which govern our affairs. Our Articles of Association provides that the regulations contained in Table "A" of the Companies Act apply to Satyam Computer Services, so long as the regulations do not conflict with the provisions of our Articles of Association. We have filed complete copies of our Memorandum of Association and Articles of Association, as well as Table "A" of the Companies Act, as exhibits to our registration statement on Form F-1 of which this document is a part. In this document, all references to our Articles of Association include the regulations of Table "A" of the Companies Act incorporated into our Articles of Association.

General

      Our authorized share capital is 375,000,000 equity shares, par value Rs.2 per share. As of December 31, 2000, equity shares of 270,005,430 are issued and outstanding which excludes 11,184,570 equity shares issued to the Trust and outstanding pursuant to our ASOP.

      The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. For the purposes of this document, "shareholder" means a shareholder who is registered as a member in the register of members of our company.

      A total of 13,000,000 equity shares were reserved for issuance under each of our ASOP and our ASOP B. The total value of equity shares reserved for issuance under our ASOP ADR shall not exceed $25.0 million. As of March 31, 2000, the Trust had granted an aggregate of 8,767,700 options under our ASOP with a weighted average exercise price equal to Rs.450 per warrant plus an interest component. An additional 21,160,180 options with an exercise price equal to Rs.450 ($9.77) per warrant plus an interest component were granted as of December 31, 2000 translated at the noon buying rate of Rs.46.06 per $1.00 on September 29, 2000. The options expire three years from the respective date of grant. As of December 31, 2000, 2,800,650 warrants have been granted to our associates under ASOP-B. As of December 31, 2000, no options have been granted under our ASOP ADR.

      In a meeting held on March 21, 2000, our board of directors recommended the split of our existing equity shares of par value Rs.10 into five equity shares of Rs.2 each. The holders of our equity shares have approved this split at our Annual General Meeting on May 26, 2000, with a record date of August 25, 2000. The five-for-one stock split took effect on the BSE on August 7, 2000.

Dividends

      We paid out dividends of Rs.54.0 million ($1.3 million) in fiscal 1998, Rs.91.6 million ($2.2 million) in fiscal 1999 and Rs.120.0 million ($2.8 million) in fiscal 2000.

      Under the Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association and the Companies Act, our board has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with this offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed during or before the annual general meeting or to his order or his banker's order.

      Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend and/or interim dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend and/or interim dividend greater than 10.0% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend and/or interim dividend may be declared for such year out of the accumulated profits, subject to the following conditions:

    . the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

    . the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

    . the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

      For additional information, please see "Dividend Policy." A tax of 10.2%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company.

Bonus Shares

      In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

      The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. At the annual general meeting held on May 28, 1999, our shareholders adopted a special resolution waiving their preemptive rights in connection with this offering for the issue of securities, represented by ADSs, in an amount not exceeding 15.0% of our paid-up share capital or $150.0 million, whichever is greater. At our next annual general meeting held on May 26, 2000, our shareholders approved an increase in the maximum size for this offering to 20.0% of the paid up share capital of Satyam Computer Services or $200.0 million, whichever is higher. If we issue additional equity shares in the future and a special resolution is not approved by our shareholders, the new shares must first be offered to the existing shareholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our board is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to our company.

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Annual General Meetings of Shareholders

      We must convene an annual general meeting of shareholders within six months after the end of each fiscal year to adopt the accounts for such fiscal year and to transact other businesses and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of mailing) before the date of the general meeting to the shareholders on record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

      The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the board. Our registered office is located at Mayfair Centre, S P Road, Secunderabad 500 003, Andhra Pradesh, India.

      Our Articles of Association provides that a quorum for a general meeting is the presence of at least five shareholders in person.

Voting Rights

      At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up value of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholder. The chairman of our board has a deciding vote in the case of any tie. For a description of voting of ADSs, please see "Description of American Depositary Share--Voting Rights."

      Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours before the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

      Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, special resolutions such as amendments to our Articles of Association and the object clause of the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. Under a recent amendment to the Indian Companies Act, resolutions may also be passed by means of a postal ballot instead of a vote at a meeting of shareholders. The Indian Government has not yet announced what types of resolutions can be considered by means of postal ballot.

Register of Shareholders; Record Dates; Transfer of Shares

      We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period before the annual general meeting. The date on which this period begins is the record date.

      To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act and our listing agreements with the Indian stock exchanges require us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than 30 consecutive days, and in no event for more than 45 days in a year.

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      Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

      Our shares in excess of 500 are required to be transferred in dematerialized form. Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.

      We have entered into listing agreements with three of the Indian stock exchanges: the BSE, the National Stock Exchange and the Hyderabad Stock Exchange. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company's shares results in the acquirer and its associates holding 5.0% or more of the company's outstanding equity shares or voting rights, the acquirer must report its holding to the company and the relevant stock exchanges. If an acquisition results in the acquirer and its associates holding equity shares that have 15.0% or more of the voting rights, then the acquirer must, before acquiring such equity shares, make an offer, in accordance with clause 40B of the listing agreements, on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20.0% of the voting rights of the total equity shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange may be subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the equity shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the deposit agreements to be entered into by such holders, our company and the depositary.

Disclosure of Ownership Interest

      Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the nature and details of the beneficial owner's interest in the shares. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with
Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether
Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement to be entered into by us, such holders and a depositary. For additional information regarding the deposit agreement, please see "Description of American Depositary Shares."

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Audit and Annual Report

      At least 21 days before the date of the annual general meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

Company Acquisition of Equity Shares

      Under the Companies Act, approval of at least 75.0% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations.

Liquidation Rights

      Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Takeover Code

      Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, the Takeover Code, which prescribes the thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was recently amended.

      The most important features of the Takeover Code, as amended, are as follows:

      Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information, or (b) the acquisitions of shares or voting rights, as the case may be.

    . A person who holds more than 15.0% of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

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

    . Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

    . An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

    . An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in any period of 12 months unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

    . Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

    . In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

      The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

      The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited if the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

      The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and specified corporate bodies and individuals) is taking over a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A "sick industrial company" is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

      The Takeover Code does not apply to acquisitions involving the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of customers, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the acquisition of ADSs so long as they are not converted into equity shares.

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                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

      Citibank, N.A. will act as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.--Mumbai Branch, located at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400018.

      We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement and any amendment to date is on file with the Securities and Exchange Commission under cover of a Registration Statement on Form F-6 (Reg. No. 333-13478). You may obtain a copy of the deposit agreement from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

      We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

      Each ADS represents two equity shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in specified circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the United States.

      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns new ADSs and will own ADSs at the relevant time.

Dividends and Distributions

      As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted

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into U.S. dollars and for the distribution of the U.S. dollars to the holders.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Equity Shares

      Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

      The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.

      No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

      Whenever we intend to distribute rights to purchase additional equity shares, we will give prior timely notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

      The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

      The depositary bank will not distribute the rights to you if:

    . we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

    .  we fail to deliver satisfactory documents to the depositary bank; or

    .  it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

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Elective Distributions

      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior timely notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

      The depositary bank will make the election available to you only if it is legally permitted, reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

      Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will timely notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

      The depositary bank will not distribute the property to you and will sell the property if:

    . we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

    .  we do not deliver satisfactory documents to the depositary bank; or

    . the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

      Whenever we decide to redeem any of the securities on deposit with the custodian, we will as soon as practicable notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees,

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

expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares

      The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Equity Shares

      Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

      If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian.

      The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

      If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

    . the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

    . all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

    .  you are duly authorized to deposit the equity shares; and

    . the equity shares presented for deposit are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

      If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Equity Shares Upon Cancellation of ADSs

      As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying equity shares at the custodian's offices, subject to the laws of India. To withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

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      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. Please also keep in mind that the Depositary will deliver the underlying shares only in uncertificated form.

      You will have the right to withdraw the securities represented by your ADSs at any time except for:

    . Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a shareholders' meeting or a payment of dividends.

    .  Obligations to pay fees, taxes and similar charges.

    . Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

      As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. The voting rights of holders of equity shares are described in "Description of Equity Shares--Voting Rights."

      At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

      If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. If however, voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

Fees and Charges

      As an ADS holder, you will be required to pay the following service fees to the depositary bank:

     Service                                         Fees
     -------                                         ----
     Issuance of ADSs..............................  Up to 5c per ADS issued
     Cancellation of ADSs..........................  Up to 5c per ADS canceled
     Distribution of (a) cash dividend or (b) ADSs
      pursuant to stock dividend (or other free      No fee so long as
      distribution of stock).......................  prohibited by the exchange upon which the ADSs are
                                                     listed. If the charging of
                                                     such fee is not prohibited
                                                     the fees specified above
                                                     shall be payable in
                                                     respect of a distribution
                                                     of ADSs pursuant to stock
                                                     dividends (or other free
                                                     distribution of stock) and
                                                     fees specified in below
                                                     shall be payable in
                                                     respect of distributions
                                                     of cash.
     Distribution of cash proceeds (i.e. upon the
      sale of rights and other entitlements) except
      cash dividends...............................  Up to 2c per ADS held
     Distribution of ADSs pursuant to exercise of
      rights to purchase additional ADSs...........  Up to 5c per ADS issued

      As an ADS holder you will also be responsible to pay fees and expenses incurred by the depositary bank and taxes and governmental charges such as:

    . fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

    .  expenses incurred for converting foreign currency into U.S. dollars;

    . expenses for cable, telex and fax transmissions and for delivery of securities;

    . taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit);

    . fees and expenses as incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to equity shares, deposited securities, ADSs and ADRs; and

    . fees and expenses incurred by the depositary bank in connection with the delivery of deposited securities.

      We have agreed to pay other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

      We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial existing rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement.) You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).

      We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

      Upon termination, the following will occur under the deposit agreement:

    . For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as before the termination. During such six months' period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

    . After the expiration of such six months" period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

      The depositary bank will maintain ADS holder records at its depositary office and shall generally make such records available for your inspection but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

      The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

      The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

    . We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

    . The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

    . The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

    . We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

    . We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of

       Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

    . We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

    . We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

    . We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders equity shares but is not, under the terms of the deposit agreement, made available to you.

    . We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

      The depositary bank may, in limited circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

      The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

      The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practicable or lawful, or if any required approvals or license are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

    . convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable;

    . distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

    . hold the foreign currency (without liability for interest) for the applicable holders.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Before the completion of this offering, there has not been a public market for our ADSs, and we cannot predict the effect, if any, that market sales of ADSs or equity shares or the availability of ADSs or equity shares for sale will have on the market price of the ADSs prevailing from time to time. Nevertheless, sales of substantial amounts of ADSs or equity shares in the public market, or the perception that such sales could occur, could adversely affect the market price of ADSs or equity shares and could impair our future ability to raise capital through the sale of our ADSs or equity shares.

      Upon the closing of this offering, we will have an aggregate of 299,005,430 equity shares outstanding (including those represented by ADSs), assuming no exercise of the underwriters' overallotment option or outstanding associate stock options. Of the outstanding equity shares, the ADSs sold in this offering will be freely tradable in the U.S., except that any shares held by "affiliates" as defined under Rule 144 under the Securities Act may only be sold in the United States in compliance with the limitations described below. The remaining equity shares (including those represented by ADSs) may only be sold in the United States if registered or if they qualify for an exemption from registration under the Securities Act, including Rule 144 or Regulation S. None of these shares may, under present law, be converted into ADSs without government of India approval. If converted into ADSs, all equity shares issued in accordance with Regulation S and not held by affiliates or underwriters or similar persons may immediately be resold in the United States, subject to any applicable lock-up periods. B. Ramalinga Raju and B. Rama Raju may be deemed to be affiliates of our company. Therefore, sales by B. Ramalinga Raju and B. Rama Raju in the United States of the 28,848,000 equity shares owned by them following the global offering may continue to be subject to the volume limitations of Rule 144.

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of our public offering of ADSs, a number of shares that does not exceed the greater of 1.0% of the then outstanding equity shares (including equity shares represented by ADSs shares immediately after completion of this offering) or the average weekly trading volume in the equity shares (including equity shares represented by ADSs) during the four calendar weeks preceding the date on which notice of such sale is filed. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

      We and Messrs. B. Ramalinga Raju, B. Rama Raju and C. Srinivasa Raju who will together hold 11.5% of our outstanding equity shares following the completion of this offering have agreed (subject to limited exceptions) not to, directly or indirectly, without the prior written consent of Merrill Lynch, on behalf of the underwriters for 180 days from the date of this document, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any ADSs, equity shares, or any securities convertible into or exercisable or exchangeable for or repayable with ADSs or equity shares, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of ADSs, the equity shares or such other securities, regardless of whether any of the transactions described above is to be settled by the delivery of ADSs, equity shares or such other securities, in cash or otherwise, or file any registration statement relating to any of our equity shares, ADSs or any securities convertible into or exercisable or exchangeable for our ADSs or equity shares, except a registration statement relating to our ASOP, our ASOP B and our ASOP ADR. Notwithstanding the foregoing, during such period we may grant stock options pursuant to our ASOP, our ASOP B and our ASOP ADR and issue shares upon exercise of options issued thereunder. For additional information, please see "Risk Factors--The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares" and "Underwriting."

            RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

     Investment in Indian securities is regulated by the India Foreign Exchange Management Act, 1999, or FEMA. FEMA came into effect on June 1, 2000 and replaced the Foreign Exchange Regulation Act, 1973, or FERA. While FERA prohibited transactions involving the inflow or outflow of foreign exchange and empowered the RBI to permit such transactions, FEMA permits foreign exchange transactions and empowers the RBI to prohibit or regulate such transactions.

     FEMA generally permits most transactions involving foreign exchange except those prohibited or restricted by the RBI. FEMA has eased restrictions on current accounts transactions; however, the RBI continues to exercise control over capital account transactions, which alter the assets or liabilities, including contingent liabilities, of persons. The RBI has issued regulations under FEMA to regulate various kinds of capital account transactions, including aspects of the purchase and issuance of shares of Indian companies.

     A summary of the existing foreign investment regime in India pursuant to FEMA is provided below.

ADR Guidelines

     Pursuant to the recent changes in Indian policy, Indian companies issuing ADRs are no longer required to obtain approval of the Ministry of Finance under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time. Pursuant to the regulations issued under FEMA, Indian companies issuing ADRs are generally no longer required to obtain the approval of the RBI. However, we have already applied for the approval from the Foreign Investment Promotion Board, or FIPB. A copy of the FIPB approval will be made available for public inspection at our registered office, First Floor, Mayfair Center, S.P. Road, Secunderabad 500 003, Andhra Pradesh, India or provided upon written request to our company secretary. We will also be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs to the Ministry of Finance and the RBI within 30 days following the completion of this offering.

     Further, pending utilization of foreign exchange resources raised by issue of ADRs, Indian companies may invest the proceeds in foreign exchange in:

    (a) deposits with or certificates of deposit or other instruments of banks who have been rated not less than A1+ by Standard and Poor or P1 by Moody's for short term obligations;

    (b) deposits with branches outside India of an authorized dealer in India; and

    (c) treasury bill and other monetary instruments with a maturity or unexpired maturity of the instrument of one year or less.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to holders of ADSs the benefits of Section 115AC of the Income-tax Act, 1961 for purposes of the application of Indian tax law.

Foreign Direct Investment

     The government of India announced the New Industrial Policy, 1991 as a measure to liberalise foreign direct investment in Indian industries. The FIPB was established by the government of India to regulate the making of long-term investments in India and to expedite the processing and approval of applications not covered by the automatic route.

      Currently, due to changes in Indian policy effected in February 2000, foreign direct investment and investment in Indian companies by individuals of Indian nationality or origin residing outside India, or non-resident Indians, typically qualify for the automatic route and do not require the approval of the FIPB. In addition under these policy changes, foreign direct investment in Indian companies by overseas corporate bodies at least 60.0% owned by Indian nationals or non-resident Indians, or overseas corporate bodies, typically qualify for the automatic route and do not require the approval of the FIPB. The automatic route is, however, not available in those industries which have been identified by the government of India.

      Furthermore, pursuant to FEMA no prior approval of the RBI is required under the automatic route although a post-investment declaration giving details of the foreign investment in an Indian company pursuant to foreign direct investment must be filed with the RBI within thirty days of the investment.

      However the liberalised regime for the automatic route would not apply in the following cases:

    .  Foreign investment in industries that require an industrial license;

    . Foreign investment being more than 24.0% in the equity capital of manufacturing items reserved for small scale industries;

    . All proposals in which the foreign collaboration has a previous venture/tie-up in India in the relevant sector;

    . All proposals relating to acquisition of shares in an existing company by a foreign investor;

    . All proposals for investment in the industries specified by the government of India; and

    . All proposals for investment in specified industries where the proposed investment is in excess of the sectoral caps specified therein

      Where the automatic route is not available, it would be necessary to obtain the approval of the FIPB on a case-by-case basis. In cases where FIPB approval is obtained, no prior approval of the RBI is required, although a declaration in the prescribed form as mentioned above must be filed with the RBI once the foreign investment is made in the Indian company.

      For the issuance of the equity shares, we are required to comply with the foreign direct investment policy set forth above.

      The foregoing description applies only to an issuance by Indian companies, not to a transfer or acquisition of existing shares.

Portfolio Investment by Non-Resident Indians and Overseas Corporate Bodies

      A variety of methods for investing in shares of Indian companies are available to non-resident Indians and to overseas corporate bodies. These methods allow non-resident Indians and overseas corporate bodies to make portfolio investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Portfolio Investment by Foreign Institutional Investors

      In September 1992, the government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must be registered with the Securities and Exchange Board of India and a general permission must be obtained from the RBI to engage in transactions regulated under the FEMA. However, since the Securities and Exchange Board of India provides a single window clearance, a single application must be made to the Securities and Exchange Board of India.

      Foreign institutional investors are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

      The Foreign Institutional Investors Regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that, unless the foreign institutional investor is registered as a debt fund with the Securities and Exchange Board of India, the total investment in equity and equity related instruments should not be less than 70.0% of the aggregate of all investments of a foreign institutional investor in India.

      In addition to making portfolio investments in Indian companies, foreign institutional investors may make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

      There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisors, about the relationship between the Foreign Institutional Investors Regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

Ownership Restrictions

Foreign Institutional Investors, Non-Resident Indians and Overseas Corporate Bodies

      The Securities and Exchange Board of India and the RBI regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24.0% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10.0% of the shares of an Indian company through portfolio investments. The 24.0% limit referred to above may be increased to 49.0% if the shareholders of the company pass a special resolution to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10.0% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5.0% of the shares of an Indian company.

                         GOVERNMENT OF INDIA APPROVALS

      Approval of the FIPB for foreign direct investment by ADS holders is required and we have applied for this approval. A copy of the FIPB approval will be made available for public inspection at our corporate offices, or provided upon written request to our company secretary.

      We will be required to furnish full particulars of the issue, including the number of ADRs issued, the percentage of the foreign shareholding in our company after this offering and detailed parameters of the issue to the Ministry of Finance and the RBI within 30 days of this offering. In addition to the details mentioned above, we will be required to file details of the listing arrangements, total amount raised, the amount retained abroad and other relevant details regarding the launching and initial trading of the ADRs with the RBI. We are also required to furnish to the RBI the capital structure of our company before this offering as well as the capital structure after this offering, within 30 days of this offering. We are also required to inform the RBI of any repatriation of issue proceeds held abroad immediately on such repatriation.

      Specific approval of the RBI will have to be obtained for:

    (a) any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

    (b) the sale of the underlying equity shares by a person resident outside India to a person resident in India.

      In such cases, the foreign investor would have to apply to the RBI by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price along with valuations based on which such price was arrived at and other information. The RBI is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion.

      Exceptions to this requirement of RBI approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

      The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of RBI approval (if required), and the payment of applicable taxes and stamp duties.

      No approval is required for transfers of ADSs outside India between two non-residents.

      Any person resident outside India who desires to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian counsel as to the requirements applicable at that time.

      We will file a copy of this document with the Department of Company Affairs, the Securities Exchange Board of India and the Registrar of Companies, Andhra Pradesh solely for their information and not for their approval.

      As described in "Use of Proceeds," we may use the proceeds from this offering for an acquisition of or investment in complementary businesses, technologies, services, products, or enter into strategic alliances with parties who can provide access to those assets. The Ministry of Finance and/or the RBI must approve any acquisition by our company of any business situated out of India or company/entity organized outside of India. We cannot assure you that any required approval from the Ministry of Finance and/or the RBI can be obtained. As of the date of this document, we have no agreement to enter into any material investment or acquisition.

                                    TAXATION

      The following summary of the material Indian and United States federal income and estate tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this document, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our equity stock, such as the tax consequences under state, local and other tax laws.

Indian Taxation

      General. The following is a summary of the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not, and represents the opinion of Crawford Bayley & Co. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC may be amended or changed by future amendments of the Income-tax Act.

      This summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances, and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

      Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

    .  a period or periods amounting to 182 days or more; or

    . 60 days or more if within the four preceding years he/she has been in India for a period or periods amounting to 365 days or more; or

    . 182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

    . 182 days or more, in the case of a citizen of India who leaves India for the purposes of employment outside India in any previous year and has within the four preceding years been in India for a period or periods amounting to 365 days or more.

      A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not resident of India would be treated as non-residents for purposes of the Income-tax Act.

      Taxation of Distributions. There is no withholding tax on dividends paid to shareholders. However, the company paying the dividend would be subject to a dividend distribution tax of 10.2% (11.0% before June 1, 2000) including the presently applicable surcharge of 2.0%, of the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 35.7%, including the present surcharge of 2.0%.

      Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under "--Stamp Duty and Transfer Tax."

      Taxation of Capital Gains. Any gain realized on the sale of ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax.

      Since this offering is under the Issue of Foreign Currency Convertible Bonds and Equity Shares Scheme, non-resident holders of the ADSs will have the benefit of tax concessions available under Section 115AC if the non-resident holder sells the shares acquired upon the surrender of ADSs in India or to an Indian resident. The effect of the Scheme in the context of Section 115AC is unclear, and Crawford Bayley & Co. is therefore unable to give an opinion, as to whether such tax treatment is available to a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation on capital gains as discussed below. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment.

      Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. However, the acquisition by non-resident holders of equity shares in exchange for ADSs will not be subject to Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the BSE or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

      Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10.0%. Taxation gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48.0%. In addition, non-corporate foreign assessees are subject to a surcharge of 2.0%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

      Buy-back of Securities. Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the shareholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "-Taxation of Capital Gains."

      Stamp Duty and Transfer Tax. Upon issuance of any physical equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% of the aggregate value of the shares we issue. Issue of dematerialized shares are not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of physical equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable although customarily such duty is borne by the purchaser. Blocks of 500 or less of our equity shares may be issued and traded in physical form, and are thus subject to Indian stamp duty. Blocks of more than 500 of our equity shares must be issued and traded in dematerialized form and are not subject to Indian stamp duty.

      Wealth Tax. The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.

      Gift Tax and Estate Duty. Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, while no estate duty would be payable in India, non-resident holders are advised to consult their own tax advisors in this context.

      Service Tax. Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Federal Taxation

      General. The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and represents the opinion of Latham & Watkins. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships, corporations or any other entities created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

      Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

      Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs) with respect to equity shares or ADSs will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

      A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of the Indian company paying the dividends. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" for purposes of the foreign tax credit (or, in the case of certain holders, "financial services income").

      If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

      Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

      Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes.

      Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

    . 75.0% or more of its gross income for the taxable year is passive income; or

    . on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50.0% or more of its assets produce or are held for the production of passive income.

      We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

    . pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

    . if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

    . if the exchanges on which the equity shares or ADSs are traded meet the trading, listing, financial disclosure and other requirements of a qualified exchange under applicable U.S. Treasury Regulations, a U.S. holder that makes a valid mark-to-market election will recognize as ordinary income each year the excess in the fair market value, if any, of its equity shares or ADSs at the end of the taxable year over such holder's adjusted tax basis in such equity shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such equity shares or ADSs. The ADSs are expected to be listed on the New York Stock Exchange which is a qualified exchange.

      Backup Withholding Tax and Information Reporting Requirements. Dividends paid on equity shares to a holder who is not an "exempt recipient", if any, may be subject to information reporting and, unless a holder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of, equity shares or ADSs by a paying agent, including a broker, within the United States or a United States-related broker to a holder, other than an "exempt recipient". An "exempt recipient" includes a corporation. In addition, a paying agent within the United States will be required to withhold 31.0% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

      The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Banc Alex. Brown Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their names below.

                                                                     Number of
        Underwriter                                                     ADSs
        -----------                                                  ----------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................  7,843,050
   Deutsche Banc Alex. Brown Inc....................................  3,361,100
   Banc of America Securities LLC...................................  1,318,050
   Salomon Brothers International Limited...........................  1,318,050
   CLSA Limited.....................................................    659,750
                                                                     ----------
        Total....................................................... 14,500,000
                                                                     ==========

      The underwriters have agreed to purchase all of the ADSs sold under the purchase agreement if any of these ADSs are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and other conditions contained in the purchase agreements such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its on-line brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not a part of this document.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this document and to dealers at that price less a concession not in excess of $.28 per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per ADS and total public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                            Per ADS Without Option With Option
                                            ------- -------------- -----------
Public offering price......................  $9.71   $140,795,000  $161,914,250
Underwriting discount......................   $.48     $6,960,000    $8,004,000
Proceeds, before expenses, to us...........  $9.23   $133,835,000  $153,910,250

     The underwriting discount consists of the difference between the amount paid by the underwriters to purchase the ADSs from us and the offering price of the ADSs to the public. The underwriting discount is currently expected to be approximately 4.95% of the public offering price per ADS. The expenses of the offering, not including the underwriting discount, are estimated at $2.5 million and are payable by us. These expenses consist of the following:

    .  a registration fee of $40,479;

    .  an NASD filing fee of $30,500;

    .  New York Stock Exchange listing fee of $156,400;

    .  estimated blue sky fees and expenses of $10,000;

    .  estimated printing and engraving expenses of $400,000;

    .  estimated legal fees and expenses of $1,100,000;

    .  estimated accounting fees and expenses of $650,000; and

    .  estimated miscellaneous fees and expenses of $112,621.

     In addition, we may, at our sole option, pay an additional fee of up to $1.2 million to Merrill Lynch.

Over-allotment Option

     We have granted an option to the underwriters to purchase up to 2,175,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this document solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional ADSs proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10.0% of the ADSs offered by this document for sale to some of our directors, officers and employees and their relatives, the directors, officers and employees of our subsidiaries, Infoway and VCI, and other persons, such as customers, through a directed share program. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this document.

No Sales of Similar Securities

      We and Messrs. B. Ramalinga Raju, B. Rama Raju and C. Srinivasa Raju have agreed, with exceptions, not to sell or transfer any of their equity shares, representing in the aggregate 11.5% of our outstanding equity shares following the completion of this offering, for 180 days after the date of this document without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    .  offer, pledge, sell or contract to sell any equity share or ADS,

    .  sell any option or contract to purchase any equity share or ADS,

    .  purchase any option or contract to sell any equity share or ADS,

    . grant any option, right or warrant for the sale of any equity share or ADS,

    .  lend or otherwise dispose of or transfer any equity share or ADS,

    .  file a registration statement related to the equity share or ADS, or

    . enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any equity share or ADS whether any such swap or transaction is to be settled by delivery of equity shares, ADSs or other securities, in cash or otherwise.

      This lockup provision applies to equity shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with any equity share or ADS. It also applies to equity shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

      The ADSs have been approved for listing on the New York Stock Exchange, subject to notice of issuance under the symbol "SAY.".

      Before this offering, there has been no public market for our ADSs. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial offering price are:

    . prevailing market prices of our equity shares on the Indian stock exchanges,

    . the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

    .  our financial information,

    . the history of, and the prospects for, our company and the industry in which we compete,

    . an assessment of our management, its past and present operations, and the prospects for, and timing of our future revenues,

    .  the present state of our development, and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5.0% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

No Public Offering Outside the United States

      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our ADSs, or the possession, circulation or distribution of this document or any other material relating to our company or our ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with our ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      Each underwriter has agreed:

    . that it has not offered or sold, and has agreed not to offer or sell, any ADSs, directly or indirectly, in Canada or to, or for the benefit of, any resident of Canada in contravention of the Canadian securities laws and has represented that any offer or sale of ADSs in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and to send a notice to any dealer who purchases from it any of the ADSs which states in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in Canada or to, or for the benefit of, any resident of Canada in contravention of the Canadian securities laws and that any offer or sale of ADSs in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will, in turn, deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. References to "Canada" includes all provinces and territories of Canada or in the particular province or territory of Canada as applicable. References to "Canadian securities laws" include the securities laws of Canada and all provinces and territories of Canada or of that particular province or territory of Canada as applicable.

    . that it has not offered or sold and will not offer or sell any ADSs to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, that it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom, and that it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the ADSs to a person who is of a kind described in
      Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

    . that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the ADSs acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law; and

      to send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such ADSs directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence.

    . that it has not distributed and will not distribute, directly or indirectly, any prospectus relating to the ADSs in India or to residents of India and that it has not offered or sold and will not offer or sell, directly or indirectly, any ADSs in India or to, or for the account or benefit of, any resident of India.

    . that it has not offered or sold and will not offer or sell any ADSs or circulate or distribute any document or other material relating to the ADSs, either directly or indirectly to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 106C of the Companies Act, Cap. 50 of Singapore, (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

      Purchasers of the ADSs offered by this document may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchases in addition to the offering price on the cover page of this document.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of our ADSs is completed, the Securities Exchange Commission rules may limit underwriters from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of our ADSs, such as bids or purchases to peg, fix or maintain that price.

      The underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

      Neither we nor any of the underwriters make any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

      Some matters in connection with the global offering will be passed upon for Satyam Computer Services by Latham & Watkins. The validity of the equity shares represented by the ADSs offered hereby and the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India will be passed upon by Crawford Bayley & Co., Mumbai, India, Indian counsel for Satyam Computer Services. Matters in connection with this offering will be passed upon on behalf of the underwriters by Shearman & Sterling, Singapore and Bhaishanker Kanga & Girdharlal, India, counsel for the underwriters. Latham & Watkins may rely upon Crawford Bayley & Co. with respect to matters governed by Indian law.

                                    EXPERTS

      The U.S. GAAP consolidated financial statements of Satyam Computer Services as and for each of the years in the two-year period ended March 31, 2000, have been included herein in reliance upon the report of Price Waterhouse, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

      The U.S. GAAP financial statements of IndiaWorld Communications Private Limited, as of March 31, 1998 and 1999, and for each of the years in the three-year period ended March 31, 1999, have been included herein in reliance upon the report of KPMG, India, independent accountants, appearing elsewhere herein.

                             CHANGE IN ACCOUNTANTS

      Effective May 26, 2000, we engaged Price Waterhouse, Chartered Accountants, as our external auditors replacing Srivas & Pramodkumar, Chartered Accountants, who declined to stand for re-election. The decision to change auditors from Srivas & Pramodkumar to Price Waterhouse was approved by our board of directors and at our annual general meeting held on May 26, 2000. We believe, and have been advised by Srivas & Pramodkumar that it concurs in such belief, that, in connection with the audits of the fiscal years ended March 31, 1999 and March 31, 2000, and for the interim period from April 1, 2000 through May 26, 2000, there were no disagreements between us and Srivas & Pramodkumar on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Srivas & Pramodkumar, would have caused them to make reference to the matter in their report on our financial statements. The audit reports of Srivas & Pramodkumar for our financial statements for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

                        REPORTS TO OUR SECURITY HOLDERS

      Upon consummation of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Securities and Exchange Commission. We intend to submit to the Securities Exchange Commission quarterly reports on Form 6-K which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information. We also intend to file these reports within the same time periods that apply to the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K. The Securities Exchange Commission's rules generally require that domestic issuers file a quarterly report on Form 10-Q within 45 days after the end of each of the first three fiscal quarters and file an annual report on Form 10-K within 90 days after the end of each fiscal year. These reports and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities Exchange Commission at:

    .  Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C.
       20549;

    .  Seven World Trade Center 13th Floor New York, New York 10048; and

    . Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511.

      Copies of these materials can also be obtained from the Public Reference Section of the Securities Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

      The Securities Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities Exchange Commission using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but we intend to do so to make our reports available over the Internet.

      Our periodic reports and other information may also be inspected at the offices of New York Stock Exchange, 11 Wall Street, 23rd Floor, New York, NY 10005.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      We will furnish the depositary referred to under "Description of American Depositary Shares" with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The depositary has agreed with us that, at our request, it will promptly mail these reports to all registered holders of ADSs. We will also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will arrange for the mailing of these documents to record holders of ADSs. For further details on the responsibilities of the depositary and the information to be made available to persons who purchase our ADSs in this offering, please see "Description of American Depositary Shares."

                SELECTED FINANCIAL INFORMATION UNDER INDIAN GAAP

      The unaudited selected unconsolidated financial and other data for fiscal 1996, 1997, 1998, 1999 and 2000 and the nine months ended December 31, 1999 and 2000(/1/) presented below has been derived from Satyam Computer Services' unconsolidated financial statements, prepared in accordance with Indian GAAP. We report our financial information in this manner to shareholders that hold our equity shares listed on the Indian stock exchanges. These financial statements are not included in this document.

                                                                        Nine Months ended
                                    Year ended March 31,                  December 31,
                          --------------------------------------------  ------------------
                           1996     1997     1998     1999      2000      1999      2000
                          -------  -------  -------  -------  --------  --------  --------
                                 (in thousands, except per equity share data)
Statement of Operations
 Data:
Income:
Sales--export...........  $15,537  $25,095  $47,882  $89,395  $152,749  $105,905  $178,676
Sales--domestic.........      --       --        99      358     3,257     2,024     4,940
Other income............      538      144    3,129       75       448     1,076     5,287
                          -------  -------  -------  -------  --------  --------  --------
 Total..................   16,075   25,239   51,110   89,828   156,454   109,006   188,903
Expenditures:
Personnel expenses......    5,231    9,240   19,560   33,901    58,463    40,521    73,409
Operating and
 administration
 expenses...............    3,074    5,551    9,229   17,743    33,064    22,346    40,982
Marketing expenses......      971      414    1,207    3,366     6,688     4,867     2,873
Financial expenses......    1,126    1,593    3,221    6,274     9,418     6,796     6,202
Depreciation............      959    1,764    6,152   10,196    16,364    12,021    16,233
Preliminary and deferred
 revenue expenses
 written off............      190      178      --       --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
 Total..................   11,551   18,740   39,369   71,480   123,997    86,551   139,699
                          -------  -------  -------  -------  --------  --------  --------
Profit before taxation..    4,524    6,499   11,741   18,348    32,457    22,454    49,204
Provision for taxation..      464      618    1,237    1,068     1,383     1,039     3,830
                          -------  -------  -------  -------  --------  --------  --------
Profit after taxation...    4,060    5,881   10,504   17,280    31,074    21,415    45,373
Extraordinary items:
Merger related
 extraordinary items....      --       --       --       --      1,124       988       --
Income tax for earlier
 years paid.............       62      481      123      --        --        --        249
Miscellaneous expenses
 written off............      --       --       673      --        --        --        --
Profit on sale of shares
 in subsidiary company
 (net of tax)...........      --       --       --       --        --        --     37,481
Depreciation for earlier
 years..................      --       --     4,544      --        --        --        --
Gratuity for earlier
 years..................      --        93      --       --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
Profit after tax and
 extraordinary items....   $3,998   $5,307   $5,164  $17,280   $29,950   $20,428   $82,605
                          =======  =======  =======  =======  ========  ========  ========
Earnings per equity
 share
 (adjusted)(/2/)(/3/)...    $0.02    $0.02    $0.04    $0.07     $0.15     $0.38     $0.80
Earnings per equity
 share..................     0.19     0.24     0.40     0.66      0.73      0.08      0.16
Equity shares used in
 computing earnings per
 equity share
 (adjusted)(/3/)........  208,294  245,464  260,190  260,190   212,440   281,190   281,190
Equity shares used in
 computing earnings per
 equity share...........   20,830   24,546   26,019   26,019    42,488    56,238    56,238
Cash dividend per equity
 share (adjusted)(/3/)..    $0.01    $0.01    $0.01    $0.01     $0.01     $0.01     $0.01
Cash dividend per equity
 share..................     0.06     0.05     0.05     0.07      0.07      0.03      0.04
Other data:
Net cash provided by
 (used in):
 Operating activities...   $2,701   $3,574   $5,552  $23,219   $37,282   $20,475   $36,451
 Investing activities...   (9,822) (13,797) (23,275) (39,341)  (33,914)  (24,584)   16,252
 Financing activities...   10,323    6,959   20,630   22,079    10,850     9,685   (31,117)
EBITDA(/4/).............    6,074    9,681   21,051   34,516    58,033    41,096    71,257
Capital expenditures....    8,949   12,853   23,742   34,812    21,847    18,514    25,633

                                                                       As at
                                                                      December
                                           As at March 31,              31,
                                 ------------------------------------ --------
                                  1996   1997   1998   1999    2000     2000
                                 ------ ------ ------ ------- ------- --------
                                                (in thousands)
Balance Sheet Data:
Cash and cash equivalents....... $4,178   $665 $3,543  $9,085 $24,523 $43,845
Total assets(/5/)............... 27,886 40,059 66,068 107,928 166,060 223,659
Total long-term debt (excluding
 current portion)...............  2,322  5,905 20,405  43,043  43,084  31,507
Total shareholders'
 equity(/6/).................... 15,037 24,377 27,607  39,619  80,659 153,400

--------
(1) Figures for fiscal 2000 are not comparable with those of previous fiscal years due to the merger of Satyam Enterprise Solutions Limited, Satyam Renaissance Consulting Limited, and Satyam Spark Solutions Limited with Satyam Computer Services which was completed in September 1999. The following yearly average exchange rates were used for conversion from rupees into U.S. dollars for each fiscal year indicated: 1996--Rs.33.45, 1997--Rs.35.57, 1998--Rs.37.20, 1999--Rs.42.13 and 2000--Rs.43.40, nine months ended December 31, 1999--Rs.43.32 and nine months ended December 31, 2000--Rs.45.39.
(2) Extraordinary items were not considered for computing earnings per share.
(3) Indian GAAP does not require retrospective presentation of earnings per share data in the event of a stock split. However, for the purposes of presenting comparable data, the September 1, 1999 and August 7, 2000 stock splits have been retrospectively effected for computation of adjusted earnings per share and cash dividend per equity share.
(4) EBITDA represents earnings (loss) before depreciation, amortization of intangible assets, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company's ability to fund capital expenditures or to service future debts. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

      The following table shows the reconciliation from profit after taxation to EBITDA:

                                                                   Nine Months
                                                                 ended December
                                   Year ended March 31,                31,
                           ------------------------------------- ---------------
                            1996   1997   1998    1999    2000    1999    2000
                           ------ ------ ------- ------- ------- ------- -------
Profit after taxation..... $4,060 $5,881 $10,504 $17,280 $31,074 $21,415 $45,373
Add:
 Provision for taxation...    464    618   1,237   1,068   1,383   1,039   3,830
 Depreciation.............    959  1,764   6,152  10,196  16,364  12,021  16,233
 Interest expense.........  1,126  1,525   3,215   6,008   9,341   6,723   6,031
Less:
 Interest on deposits.....    535    107      57      36     129     102     210
                           ------ ------ ------- ------- ------- ------- -------
 EBITDA................... $6,074 $9,681 $21,051 $34,516 $58,033 $41,096 $71,257
                           ====== ====== ======= ======= ======= ======= =======

(5) Total assets represent fixed assets (net of depreciation), investments and gross current assets.
(6) Total shareholders' equity comprises share capital, reserves and surplus less miscellaneous expenditures.

      The unaudited selected consolidated financial and other data for fiscal 1996, 1997, 1998, 1999 and 2000 and the nine months ended December 31, 1999 and 2000 presented below has been derived from Satyam Computer Services' and its subsidiaries' Indian GAAP financial information.(/1/)(/2/). While the table presents data of Satyam Computer Services and all of its subsidiaries, including Infoway and VCI, on a consolidated basis, Indian GAAP does not require the consolidation of subsidiaries and equity investees with the financial statements of parent companies and we historically have not presented our financial and other data in this manner.

                                                                        Nine Months ended
                                    Year ended March 31,                  December 31,
                          --------------------------------------------  ------------------
                           1996     1997     1998     1999      2000      1999      2000
                          -------  -------  -------  -------  --------  --------  --------
                                 (in thousands, except per equity share data)
Statement of Operations
 Data:
Revenues:
 IT services............  $15,384  $25,509  $50,906  $95,186  $150,115  $105,142  $184,241
 Internet services......      --       --       --     2,211    15,708     8,716    26,006
 Software products......      --       --       --       --        --        --         71
                          -------  -------  -------  -------  --------  --------  --------
 Total revenues.........   15,384   25,509   50,906   97,397   165,823   113,858   210,318
Cost of revenues........    6,278   11,069   27,378   45,598    76,061    51,910   114,163
                          -------  -------  -------  -------  --------  --------  --------
Gross profit............    9,106   14,440   23,528   51,799    89,762    61,948    96,155
Selling, general and
 administrative
 expenses...............    4,142    6,567   12,383   31,059    69,274    44,516    83,721
                          -------  -------  -------  -------  --------  --------  --------
Operating income........    4,964    7,873   11,145   20,740    20,488    17,432    12,434
Amortization of
 goodwill...............      --       --       --       --      2,671       --     12,951
Interest expense, net...      591    1,488    3,181    6,987     7,578     7,335     3,402
Other income, net.......      151       35    3,852    1,169       299      (629)   10,193
                          -------  -------  -------  -------  --------  --------  --------
Income before income
 taxes, minority
 interest and equity in
 earnings (losses) of
 associated companies,
 net of taxes...........    4,524    6,420   11,816   14,922    10,538     9,468     6,274
Income taxes............     (464)    (624)  (1,308)  (1,098)   (1,383)   (1,040)   (4,029)
Minority interest.......      --       (26)    (202)    (185)    2,860     1,155    14,002
Equity in earnings
 (losses) of associated
 companies, net of
 taxes..................      --       --       --       (55)      102       (52)       51
                          -------  -------  -------  -------  --------  --------  --------
Net income (before
 extraordinary items)...    4,060    5,770   10,306   13,584    12,117     9,531    16,298
Extraordinary
 items(/3/).............       62      574    5,374        5     1,124       996   (38,513)
                          -------  -------  -------  -------  --------  --------  --------
Net income after
 extraordinary items....   $3,998   $5,196   $4,932  $13,579   $10,993    $8,535   $54,811
                          =======  =======  =======  =======  ========  ========  ========
Earnings per equity
 share
 (adjusted)(/4/)(/5/)...    $0.02    $0.02    $0.04    $0.05     $0.05    $0.034    $0.058
Earnings per equity
 share..................     0.19     0.24     0.40     0.52      0.33     0.169     0.058
Equity shares used in
 computing earnings per
 equity share
 (adjusted)(/5/)........  208,192  245,362  260,190  260,190   275,834   281,190   281,190
Equity shares used in
 computing earnings per
 equity share...........   20,819   24,536   26,019   26,019    42,488    56,238   281,190
Cash dividend per equity
 share (adjusted)(/5/)..    $0.01    $0.01    $0.01    $0.01     $0.01      0.01      0.01
Cash dividend per equity
 share..................     0.06     0.06     0.05     0.07      0.07     $0.03     $0.04
Other Data:
Net cash provided by
 (used in):
 Operating activities...    3,829    5,045    9,486   21,067    21,180     1,983     1,474
 Investing activities...  (10,896) (13,807) (27,342) (41,948)  (86,006)  (59,528) (111,221)
 Financing activities...   10,496    5,531   20,802   30,975   244,112   100,901    17,274
Capital expenditures....   $8,946  $12,892  $28,516  $39,573   $43,230   $28,436    62,273

                                                                      As at
                                        As at March 31,            December 31,
                             ------------------------------------- ------------
                              1996   1997   1998   1999     2000       2000
                             ------ ------ ------ ------- -------- ------------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents(/6/)..........  $4,069   $691 $3,401 $13,215 $192,285   $90,238
Total assets(/7/)..........  27,156 39,852 64,712 116,653  395,441   461,340
Total long-term debt(/8/)..   2,262  5,857 19,213  46,371   45,448    33,850
Total shareholders'
 equity(/9/)...............  14,643 22,605 23,543  35,739  191,657   255,101

--------
(1) Indian GAAP does not require the consolidation of the financial statements of subsidiaries and equity investees with the financial statements of the parent company. Financial statements of all separate legal entities are prepared on a stand-alone basis. The above consolidated financial data has been derived on the following basis:

    . Financial statements of Satyam Computer Services and its Indian subsidiaries are based on the financial statements prepared in accordance with Indian GAAP for local statutory purposes.

    . The financial statements of Satyam Computer Services' foreign subsidiaries are prepared in accordance with the legal requirements of the respective countries in which they are incorporated. Wherever there were differences in the accounting treatment, these subsidiaries' financial statements were converted to Indian GAAP to enable their consolidation with Satyam Computer Services.

    . All significant inter-company transactions and balances have been eliminated in the process of consolidation. Minority interest has been calculated and provided for.

    . The financial statements of Satyam Computer Services and its Indian subsidiaries are prepared in Indian rupees. The financial statements of Satyam Computer Services' overseas subsidiaries are prepared in the currencies of the jurisdictions in which they are incorporated. All non-U.S. dollar financial statements have been converted into U.S. dollars. All revenue and expense items have been converted based on the applicable average rates and all assets and liabilities amounts have been converted based on the applicable year end rates. The equity share capital, retained earnings, and additional paid in capital amounts have been converted into U.S. dollars by applying the applicable historical rates and the difference has been adjusted to shareholders' equity.

    . Satyam Computer Services has invested in two joint venture companies in India and owns 50.0% of the equity in each of these companies. The financial statements of these companies have been prepared in accordance with Indian GAAP. The share in the profits/losses of equity investees has been accounted under the equity method of accounting.

(2) During fiscal 1997, there was no sale of Internet services by Infoway. In fiscal 1998, sales were $182,930. However, since Infoway was not fully operational in fiscal 1998, the sales were reduced from the pre-operative expenses in fiscal 1998, which is an accepted practice under Indian GAAP. During fiscal 1997 and 1998, there were pre-operative expenses of $664,211 and $2,388,441 (net of above sales), respectively, totaling $3,052,652. Of this, an amount of $2,173,387 has been capitalized and the balance has been carried forward as miscellaneous expenses to be written off in the future periods.
(3) Extraordinary items have been shown separately which is an accepted accounting practice under Indian GAAP. These include items such as depreciation of prior periods (on change of accounting policies), income tax pertaining to prior periods and amortization of miscellaneous expenses on change in accounting policies.
(4) Extraordinary items were not considered for computing earnings per share.
(5) Indian GAAP does not require retrospective presentation of earnings per share data in the event of a stock split. However, for the purposes of presenting comparable data, the September 1, 1999 and August 25, 2000 stock splits have been retrospectively effected for computation of adjusted earnings per share and cash dividend per equity share.
(6) The cash and bank balances and all deposits with an original maturity of 90 days or less have been shown as cash and cash equivalents.
(7) Total assets represent the sum of net fixed assets, investments (other than the investments in subsidiaries), goodwill and gross current assets.
(8) Total long-term debt represents the total of secured and unsecured loans reduced by working capital loans, short-term loans and other loans payable on demand.
(9) Total shareholders' equity represents the share capital, share premium and retained earnings less miscellaneous expenditures to the extent not written off.

           SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND U.S. GAAP

      Significant differences exist between Indian GAAP and U.S. GAAP. Investors are urged to carefully review the following summary of the significant differences between Indian GAAP and U.S. GAAP:

       Subject                   Indian GAAP                      U.S. GAAP
       -------                   -----------                      ---------
Consolidation          There is no requirement to      The parent company consolidate
                       prepare consolidated financial  all entities in which they
                       statements. Investment in       have, directly or indirectly, a
                       subsidiaries are accounted for  controlling financial interest, as investments, at cost, by the except where control is
                       parent company.                 temporary or there is
                                                       significant doubt concerning
                       However, the Institute of       the parent's ability to control
                       Chartered Accountants of India  the subsidiary. The usual
                       (ICAI) has recently issued an   condition for control is
                       accounting standard on          ownership of a majority voting
                       "Consolidated Financial         interest in another company.
                       Statements", thereby the parent However, legal control may also
                       company would consolidate its   exist in some less-than-
                       subsidiaries and present its    majority owned entities.
                       consolidated financial
                       statements for the accounting   Entities where the minority has
                       year commencing on or after     substantive participating
                       April 1, 2001.                  rights result in an inability
                                                       to consolidate such entities;
                                                       in such cases, equity
                                                       accounting applies.

Equity method          Associated companies            Associated companies are
                       (investments between 20.0% to   accounted for using the equity
                       50.0%) are carried at cost and  method. The investor (a)
                       shown as investments. Equity    presents its share of the
                       method of accounting is not     profits or losses in the income
                       adopted.                        statement for the current
                                                       period; (b) carries such
                                                       investments in the balance
                                                       sheet at its share of
                                                       underlying net asset of the
                                                       associated company, including
                                                       any unamortized goodwill from
                                                       the acquisition of such
                                                       entity--with adjustments for
                                                       its share of reported profits
                                                       and losses and dividend
                                                       distributions.

                                                       This method is also followed
                                                       for unconsolidated
                                                       subsidiaries, and joint
                                                       ventures.

Business combinations  An amalgamation in the nature   Business combinations are
                       of a merger is accounted for    accounted in accordance with
                       under the pooling-of-interest   Accounting Principles Board
                       method, and an amalgamation in  Opinion No. 16, Business
                       the nature of a purchase is     Combinations. The Opinion
                       accounted for under the         specifies the criteria for
                       purchase method. An             permitting the pooling-of-
                       amalgamation in the nature of a interests approach when the merger occurs when a number of  shareholder groups neither
                       conditions similar to the       withdraw nor invest assets, but
                                                       in effect

        Subject                     Indian GAAP                      U.S. GAAP
        -------                     -----------                      ---------
                          U.S. criteria for a pooling are exchange voting common stock in
                          satisfied. There are no         a ratio that determines their
                          specific rules for transfers    respective interest in the
                          under common control.           combined corporation.
                          However, such transfers are     Purchase accounting is required
                          normally treated as a purchase. to be followed in all
                          Unlike U.S. GAAP, under         situations where the pooling-
                          purchase method, assets         of-interests criteria are not
                          acquired are either recorded at met. Transfer of assets under fair value or book value at the common control are accounted
                          option of the acquirer.         for at historical cost on an
                                                          "as if" pooling basis and not
                                                          at fair value.

Goodwill                  Indian GAAP requires goodwill   U.S. GAAP requires goodwill to
                          to be recognized and            be recognized and capitalized,
                          capitalized, in connection with in connection with purchase
                          purchase method acquisitions,   method acquisitions, as the
                          as the excess of the purchase   excess of the purchase price
                          price over the fair value/book  over the fair value of the net
                          value of the net assets         assets acquired. Goodwill is
                          acquired. The amortization      amortized over a period not
                          period of goodwill typically    exceeding 40 years and cannot
                          should not exceed five years.   be immediately written-off
                          Negative goodwill is treated as against retained earnings or
                          a non-distributable capital     income. Negative goodwill is
                          reserve.                        classified in other liabilities
                                                          to the extent not offset to
                                                          non-current assets (except
                                                          marketable securities).
                                                          Goodwill should also be
                                                          periodically evaluated for
                                                          impairment.

Stock-based compensation  Historically, there was no      U.S. GAAP has two different
                          requirement to recognize        sets of rules related to stock
                          deferred stock compensation.    based compensation: APB 25,
                          However, under a new SEBI       Accounting for Stock Issued to
                          guideline, stock compensation   Employees, and FAS 123,
                          plans approved and issued by a  Accounting for Stock-based
                          company after June 19, 1999,    Compensation. Under APB 25, if
                          compensation cost in connection both the exercise price and the
                          with options granted is         number of shares, are known at
                          computed based on the market    the grant date (fixed plan) the
                          price of the shares at the      grant date is the measurement
                          grant date of the option less   date and expense is the
                          the issue price to employees.   difference between the market
                          Compensation cost in connection price of the stock and the with shares issued is computed  exercise price. If either the
                          based on the market price of    number of shares or the
                          the shares at the date of issue exercise price is not known at
                          less the issue price to         the grant date (variable plan)
                          employees. The compensation     expense is recognized based on
                          cost is amortized over the      the excess of the stock's
                          vesting period.                 market price over the exercise
                                                          price each period (i.e., at
                                                          each reporting period or
                                                          measurement date). The fair
                                                          value approach of FAS 123
                                                          measures expense at the grant
                                                          date for both fixed and
                                                          variable plans that are settled
                                                          in stock.

       Subject                   Indian GAAP                      U.S. GAAP
       -------                   -----------                      ---------
Other Intangibles      Indian GAAP requires intangible All intangible assets must be
                       assets such as patents and      amortized by systematic charges
                       trademarks to be written off    to income over the period
                       within their period of use or   estimated to be benefited, not
                       legal term of validity,         exceeding 40 years.
                       whichever is earlier.
                       Expenditure on technical know-
                       how for manufacturing processes
                       may be required to be written
                       off in the year in which it is
                       incurred or amortized over a
                       three to five years while
                       expenditure on know-how for
                       plans, designs and drawings for
                       plant and machinery is
                       capitalized under respective
                       asset heads and depreciated
                       along with the assets.

Asset revaluation and  Under Indian GAAP, upward       U.S. GAAP does not permit the
 impairment            revaluation of fixed assets is  upward revaluation of long-
                       permitted and the amount by     lived assets. Long-lived assets
                       which the assets are revalued   and identifiable intangibles to
                       is disclosed separately as a    be held and used by an entity
                       revaluation reserve, as a       are reviewed for impairment
                       separate component of           whenever events or changes in
                       shareholders' equity.           circumstance indicate that the
                                                       carrying amount of an asset may
                                                       not be recoverable. If the sum
                                                       of the expected future cash
                                                       flows (undiscounted and without
                                                       interest charges) is less than
                                                       the carrying amount of the
                                                       asset, an impairment loss is
                                                       recognized to the extent the
                                                       carrying value of the assets
                                                       exceeds its fair value. Asset
                                                       write-downs related to
                                                       impairments are considered to
                                                       be its new cost and would then
                                                       be depreciated over it's
                                                       remaining useful life.
                                                       Restoration of previously
                                                       recognized impairment losses is
                                                       prohibited.

Interest capitalized   Interest actually incurred on   Under U.S. GAAP, interest is
                       borrowings identifiable with    required to be capitalized on
                       acquisition/ construction of    assets constructed for a
                       assets is required to be        company's own use and assets
                       capitalized while the asset is  constructed for sale or lease.
                       under construction.             The amount capitalized is
                                                       normally determined by applying
                       However, ICAI has recently      a capitalization rate (based on
                       issued an accounting standard   the avoidable cost concept) to
                       on "Borrowing Costs" which is   the average amount of
                       effective for the accounting    accumulated expenditures during
                       year commencing April 1, 2000,  the period. The capitalized
                       which provides for interest     interest cost is included in
                       capitalization applying         the cost of the relevant asset
                       principles similar to U.S.      and is depreciated over the
                       GAAP.                           useful life of the asset.

       Subject                   Indian GAAP                      U.S. GAAP
       -------                   -----------                      ---------
Start-up costs         Generally, Indian GAAP permits  Under U.S. GAAP, costs of
                       the capitalization of such      start-up activities, including
                       costs. An example of such       organizational costs should be
                       start-up costs is trial run     expensed as incurred. Start up
                       costs.                          costs are defined as one time
                                                       activities relating to opening
                                                       a new facility, introducing a
                                                       new product or service,
                                                       conducting business in a new
                                                       territory, conducting business
                                                       with a new class of customer or
                                                       beneficiary, initiating a new
                                                       process in an existing
                                                       facility, or commencing some
                                                       new operations.

Depreciation           Fixed assets are depreciated    Depreciation is based on
                       systematically over their       historical values and
                       useful lives using rates not    acceptable depreciation methods
                       less than those specified by    include straight line,
                       the Companies Act. Acceptable   sum-of-the-years'-digits,
                       methods of depreciation include declining balance and units-of-
                       straight-line and diminishing   production. Assets are
                       balance method.                 depreciated over their
                                                       estimated economic lives.
                       Depreciation on values arising
                       out of upward valuation is
                       adjusted from revaluation
                       reserve created on such
                       revaluation.

Accounting for leases  Assets under finance leases are Capitalization is required of not required to be capitalized  those leases in which
                       by lessees. These are           substantially all of the risks
                       capitalized and depreciated by  and benefits of fixed asset
                       the lessors.                    ownership are held by the
                                                       lessee. U.S. GAAP provides
                       However, the ICAI has recently  specific criteria to be applied
                       issued an accounting standard   to determine when a lease meets
                       on "Leases", which is effective those requirements.
                       for the accounting year
                       commencing on or after April 1,
                       2001, which requires assets
                       under finance leases to be
                       capitalized by lessees and
                       applying principles similar to
                       U.S. GAAP.

Investments in debt &  Under Indian GAAP, investments  Under U.S. GAAP, investments
 equity securities     are classified as long-term and that are not consolidated or
                       current. Current investments    equity accounted, are
                       are readily realizable and not  classified and accounted for as
                       intended to be held for more    (1) held-to-maturity
                       than one year from the date of  securities, defined as debt purchase and are carried at the securities that a company has
                       lower of cost or fair value.    the positive intent and ability
                       Unrealized losses are charged   to hold to maturity, are
                       to the income statement, while  reported at amortized cost, (2)
                       unrealized gains are not        trading securities, defined as
                       recorded. A long-term           those that are bought and held
                       investment is an investment     principally for the purpose of
                       other than a current investment selling them in the near term,
                       and is valued at cost,          are presented at fair value
                                                       with

     Subject                 Indian GAAP                      U.S. GAAP
     -------                 -----------                      ---------
                   subject to a write-down for     unrealized gains and losses
                   impairment on permanent         included in earnings, and (3)
                   diminution in value of the      available-for-sale securities
                   investment.                     which include securities not
                                                   classified in either of the
                                                   other two categories, are
                                                   reported at fair value with
                                                   unrealized gains and losses
                                                   excluded from earnings and
                                                   included as a separate
                                                   component of shareholders'
                                                   equity.

                                                   For held-to-maturity and
                                                   available-for-sale securities,
                                                   any "other-than-temporary"
                                                   diminution in value of
                                                   investments is recorded as a
                                                   charge to earnings.

                                                   Under U.S. GAAP, gains on sales
                                                   of securities which require the
                                                   seller to repurchase such
                                                   securities upon the outcome of
                                                   an event not completely under
                                                   the control of the seller are
                                                   not recognized in the income
                                                   statement until the outcome of
                                                   such event is determined.

Foreign currency   In respect to foreign currency  Under U.S. GAAP gains or losses
 transactions and  transactions, Indian GAAP is    arising from foreign currency
 translations      similar to U.S. GAAP with the   transactions are generally
                   exception that exchange rate    included in determining net
                   fluctuations arising from the   income for the period in which
                   settlement of foreign currency  such gains or losses arise.
                   borrowings/liabilities related
                   to fixed assets are added to or As a general rule, the current deducted from the carrying cost rate translation method is
                   of the relevant fixed asset.    followed for foreign
                                                   investments when the local
                   In the absence of group         currency is the functional
                   reporting requirements per      currency. Under the current
                   Indian GAAP, translation is     rate method assets and
                   restricted to the restatement   liabilities are translated
                   of foreign currency             using the current exchange rate
                   assets/liabilities of the       at the balance sheet date.
                   entity itself. This process is  Equity is translated at the
                   done at the end of a            historical exchange rate.
                                                   Retained earnings are
                                                   translated at the
                   period and requires monetary    weighted average of the
                   assets/liabilities to be        historical rates that were in
                   restated at the rate of         effect for the period during
                   exchange prevalent on the       which the income was earned.
                   balance sheet date; non-        Amounts in the income
                   monetary items at their         statements are usually
                   historical rate. Gains and      translated using the average
                   losses arising on restatement   rate for the accounting period.
                   of long term foreign currency   The translation differences
                   liabilities at the year end     that arise are shown as a
                   rate, which is incurred to      separate component of
                   finance the purchase of fixed   shareholders' equity.
                   assets are adjusted against the
                   carrying cost of the relevant
                   asset.

        Subject                     Indian GAAP                      U.S. GAAP
        -------                     -----------                      ---------
Income tax                Under Indian GAAP, there are    U.S. GAAP requires the use of a
                          two methods for accounting for  comprehensive liability method,
                          income taxes; the tax payable   which is balance sheet
                          method and tax effect           oriented. Deferred tax
                          accounting method. While the    liabilities/assets are
                          tax effect accounting method is recognized for all future tax similar to U.S. GAAP, it is not effects of temporary
                          mandatory in India. In          differences that will result in
                          practice, the tax payable       charges/deductible amounts in
                          method is used, so no deferred  future years and carry-
                          taxes are recognized.           forwards. Computations are
                                                          based on currently enacted tax
                          However, the ICAI has recently  laws. Valuation allowances are
                          issued an exposure draft on     established for deferred tax
                          "Accounting for Taxes on        assets if it is considered
                          Income" which provides for      "more likely than not" (greater
                          accounting of deferred taxes    than 50.0% probability) that
                          applying principles similar to  some portion or all of the
                          U.S. GAAP and IAS. If the       deferred tax asset will not be
                          exposure draft becomes an       realized.
                          accounting standard it would be
                          effective for the accounting
                          year commencing on or after
                          April 1, 2001.

Research & development    Under Indian GAAP, research and U.S. GAAP requires research and
 expenses                 development costs are expensed  development expenditures to be
                          in the period incurred except   expensed as incurred.
                          where such costs are permitted  Capitalization of the cost of
                          to be deferred. The criteria    research and development
                          for capitalization are similar  facilities, such as
                          to the requirement of           laboratories, is not permitted
                          International Accounting        if they do not have alternative
                          Standards No. 9, Research and   future uses. Research and
                          Development Costs.              development fixed assets that
                                                          have alternative future uses
                                                          (in research and development
                                                          projects or otherwise) are
                                                          capitalized. The related
                                                          depreciation is considered
                                                          research and development
                                                          expense.

Restructuring charges     Indian GAAP does not have       Under U.S. GAAP, a
                          specific requirements for       restructuring provision is
                          restructuring provisions.       recorded when specified
                          However, some material expenses conditions such as committed
                          incurred are deferred and       plan of termination,
                          amortized over three to five    identification of number of
                          years.                          employees to be terminated,
                                                          communication of the benefit
                                                          arrangement to the employees,
                                                          etc. are met.

Post retirement benefits  Under Indian GAAP, employment   Under U.S. GAAP post retirement
                          benefits, such as Provident     benefits, such as pension, is
                          Fund, Superannuation pensions   calculated based upon specified
                          and gratuity schemes can be     methodologies, including a
                          either defined benefit or       designated actuarial approach,
                          defined contribution schemes.   that reflects the concept of
                          In respect of defined           accrual accounting with amounts
                          contribution schemes, the       reflected in the income
                          contributions payable by

      Subject                   Indian GAAP                      U.S. GAAP
      -------                   -----------                      ---------
                      the employer are charged to the statement systematically over profit and loss account for the the estimated working lives of
                      year. The charge for the year   the employees covered by the
                      for gratuity and other defined  plan. U.S. GAAP requires
                      benefit schemes is normally     allocation to each accounting
                      determined by actuarial         period an appropriate portion
                      valuation, although there are   of the cost of providing post
                      differences in the range of     retirement benefits that relate
                      acceptable assumptions compared to the services provided by
                      to U.S. GAAP.                   employees during the period.

Revenue recognition   Under Indian GAAP, revenue is   Under U.S. GAAP, revenues are
                      generally recognized when       not generally recognized until
                      performance is complete and     they are realized and earned.
                      reasonable assurance exists     They are realized when
                      regarding measurement and       products, goods, other assets
                      collectability of the           or services are exchanged for
                      consideration.                  cash or claims to cash. They
                                                      are earned when the entity has
                      No specific standard exists on  substantially accomplished what
                      software revenue recognition.   it must do to be entitled to
                                                      payment. These conditions are
                                                      usually met by the time
                                                      products or merchandise are
                                                      delivered or services are
                                                      rendered to customers. Further,
                                                      revenue may not be recognized
                                                      if there are significant
                                                      uncertainties concerning
                                                      collection for the sale or
                                                      service.
                                                      Detailed guidance exists within
                                                      SOP 97-2 on software revenue
                                                      recognition. Key revenue
                                                      measurement criteria include:
                                                      --Delivery of product
                                                      --Probability of collection
                                                      --Persuasive evidence of an
                                                      arrangement
                                                      --Fixed or determinable vendor
                                                      fee
                                                      Additionally, vendor specific
                                                      objective evidence must exist
                                                      to permit allocation of the
                                                      revenue to the various elements
                                                      of the arrangement, such as
                                                      software and service elements.

Software development  No specific standard exists on  FAS 86 requires that all costs
 costs                software development costs.     incurred to establish the
                      Such costs are generally        technological feasibility of
                      deferred and amortized over a   computer software to be sold,
                      period, not exceeding five      leased, or otherwise marketed
                      years. Guidance is taken from   be charged to expense as
                      the accounting standards on the research and development when
                      research and development        incurred. Once technological
                      expenses.                       feasibility has been

       Subject                    Indian GAAP                      U.S. GAAP
       -------                    -----------                      ---------
                                                        attained by the detailed
                                                        program design process,
                                                        capitalization of production
                                                        costs should begin and cannot
                                                        be deferred until a working
                                                        model has been completed. Under
                                                        FAS 86, product enhancement
                                                        costs may qualify for some cost
                                                        capitalization; maintenance and
                                                        customer support are to be
                                                        charged to expense when related
                                                        revenue is recognized or when
                                                        those costs are incurred,
                                                        whichever occurs first.

Extraordinary and       Under Indian GAAP,              Under U.S. GAAP, an item is
 exceptional items      extraordinary items are         considered extraordinary only
                        sometimes referred to as        if it is unusual in nature and
                        unusual items and are defined   infrequent in occurrence.
                        as gains or losses which arise  Extraordinary items are
                        from events or transactions     relatively rare and are shown
                        that are distinct from the      net of tax below income from
                        ordinary activity of the        continuing operations. Gain or
                        business and which are both     losses on the extinguishment of
                        material and expected not to    debt are exceptional items.
                        occur frequently or regularly.
                        Extraordinary items are         Exceptional items are those
                        disclosed separately in the     material items that result from
                        statement of profit and loss.   events and transactions
                                                        occurring within ordinary
                                                        activities and need, by virtue
                                                        of their size and frequency, to
                                                        be separately disclosed in
                                                        order for there to be a proper
                                                        understanding of the financial
                                                        statements.

Prior period items and  Prior period items are          Under U.S. GAAP, the cumulative
 change in accounting   separately disclosed in the     effect (net of tax) of a change
 policies               financial statements of the     in accounting principle is
                        most current year, together     generally recorded in the year
                        with their nature and amount in of change and shown in the
                        a manner that their impact on   income statement between
                        current profit and loss can be  extraordinary items and net
                        perceived. Changes in           income, without restating prior
                        accounting policies are         period financial statements.
                        recognized prospectively and    Changes that are not recognized
                        are separately disclosed in the as cumulative effect
                        financial statements.           adjustments are reflected
                                                        retroactively, (e.g. a change
                                                        from the last-in-first-out
                                                        method of accounting for
                                                        inventory to another method).
                                                        Correction of an error in
                                                        previously issued financial
                                                        statement is recognized by
                                                        restating previously issued
                                                        financial statements or are
                                                        reflected as adjustments to
                                                        opening balance of retained
                                                        earnings.

      Subject                   Indian GAAP                      U.S. GAAP
      -------                   -----------                      ---------
Contingencies         Under Indian GAAP, the amount   Under U.S. GAAP whether a
                      of a contingent loss is         contingency results in a
                      provided for by a charge in the provision for loss or only
                      statement of profit and loss    disclosures is based on an
                      if: (a) it is probable that     assessment as to the
                      future events will confirm      probability of a measurable
                      that, after taking into account loss having occurred. A
                      any related probable recovery,  liability for a loss
                      an asset has been impaired or a contingency should be accrued liability has been incurred as  when: (a) it is probable that a at the balance sheet date; and  liability had been incurred at
                      (b) a reasonable estimate of    the date of the financial
                      the amount of the resulting     statements; and (b) the loss
                      loss can be made. Contingent    can be reasonably estimated.
                      gains are not recognized in the
                      financial statements.

Share issue expenses  Under Indian GAAP, these        U.S. GAAP requires such
                      expenses are either charged off expenses to be written off when to expense or adjusted against  incurred against proceeds of
                      the proceeds of capital or      capital or expensed if there
                      accounted for as deferred       are no proceeds to the company.
                      expenses and amortized over a
                      period not exceeding ten years
                      on straight-line basis.

Debt issue expenses   Debt issue expenses are charged Debt issue expenses are
                      to profit and loss account or   amortized over the term of the
                      accounted for as deferred       debt instruments, using the
                      revenue expenses and amortized  "interest method".
                      over a reasonable period of
                      time, generally not exceeding
                      five years.

Related party         Indian GAAP requires amounts    U.S. GAAP defines a related
 transactions         outstanding at the end of the   party as any party with which
                      financial year and maximum      the reporting entity deals and
                      balances outstanding during the one party controls or can
                      year from related parties       significantly influence the
                      specified in the Companies Act  management or operating
                      to be disclosed. The            policies of the other.
                      disclosures required are        Disclosure of material related
                      typically less extensive than   party transactions is required,
                      those required under U.S. GAAP. including the nature of the relationship; a description of
                      However, the ICAI has recently  the transaction, including
                      issued an accounting standard   transactions to which no
                      on "Related Party Disclosures", amounts were described, for
                      which is effective for the      each income statement
                      accounting year commencing on   presented; the dollar amount of
                      or after April 1, 2001, which   transactions for each income
                      requires disclosures similar to statement presented; and
                      U.S. GAAP.                      amounts due from or to related
                                                      parties as of the date of each
                                                      balance sheet presented and the
                                                      terms and manner of settlement.

        Subject                    Indian GAAP                      U.S. GAAP
        -------                    -----------                      ---------
Dividends                Under Indian GAAP, dividends    Under U.S. GAAP, proposed final
                         declared after the end of an    dividends are not recognized as
                         accounting period "relating" to a reduction of retained
                         that accounting period are      earnings until they are
                         recorded as a reduction of      formally declared by the body
                         retained earnings during that   with the authority to execute
                         accounting period, not during   dividend declarations.
                         the period in which they were
                         declared.

Cash flow statements     Under Indian GAAP, publicly     A statement of cash flows is
                         traded companies are required   required under U.S. GAAP. The
                         to report on their cash flows   cash flows should be segregated
                         under the SEBI guidelines. The  by operating, financing and
                         SEBI guidelines are similar to  investing activities. Cash and
                         U.S. GAAP, although there are   cash equivalents generally
                         some classification             include cash and investments
                         differences.                    with original maturities of
                                                         less than three
                                                         months. Bank overdrafts are
                                                         considered as a current
                                                         liability and are not included
                                                         in cash. Some non-cash
                                                         transactions are disclosed in a
                                                         separate note or schedule.

Statement of changes in  No such statement is required.  A statement of the changes in
 shareholders' equity                                    shareholders' equity is
                                                         required under U.S. GAAP.

Comprehensive income     Indian GAAP does not require    U.S. GAAP requires reporting
                         such disclosure.                and display of comprehensive
                                                         income and its components.

Segment reporting        Indian GAAP does not require    Disaggregated information is
                         the reporting of financial      required under U.S. GAAP
                         information by major industry   regarding some of the operating
                         and geographical segments.      segments in which the company
                         However, disclosure of turnover operates. For each reportable
                         and inventory for different     segment information required
                         classes of goods is required.   may include revenue, net
                                                         income, total assets, revenues
                         However, the ICAI has recently  from external customers,
                         issued a new accounting         revenues from transactions with
                         standard on "Segment            other operating segments of the
                         Reporting", broadly along the   same enterprise, interest
                         lines of IAS 14, which is       revenue, interest expense, and
                         effective for the accounting    income tax expense or benefit.
                         year commencing on or after     This information must only be
                         April 1, 2001.                  disclosed if it is used by the
                                                         chief operating decision maker
                                                         in his/her measure of the
                                                         company's profit or loss. A
                                                         reconciliation to the
                                                         consolidated financial
                                                         statements for all significant
                                                         items including revenue, profit
                                                         or loss and total assets is
                                                         also to be provided.

        Subject                     Indian GAAP                      U.S. GAAP
        -------                     -----------                      ---------
Earnings per share (EPS)  Only basic EPS data is          Under U.S. GAAP, companies are
                          presented in the financial      required to make a dual
                          statements.                     presentation of basic and
                                                          diluted EPS for each income
                          However, the ICAI has recently  figure included in the income
                          issued an accounting standard   statement.
                          on "Earnings Per Share (EPS)",
                          which is effective for the
                          accounting year commencing on
                          or after April 1, 2001, which
                          requires disclosure of EPS
                          applying principles similar to
                          U.S. GAAP.

                        SATYAM COMPUTER SERVICES LIMITED

              INDEX TO U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Price Waterhouse, Independent Accountants.......................   F-2

Consolidated Balance Sheets as of March 31, 1999 and 2000 and December 31,
 2000 (unaudited).........................................................   F-3

Consolidated Statements of Operations for the years ended March 31, 1999 and 2000 and for the nine months ended December 31, 1999 and 2000
 (unaudited)..............................................................   F-4

Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 1999 and 2000 and for the nine months ended December 31,
 2000 (unaudited).........................................................   F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1999 and 2000 and for the nine months ended December 31, 1999 and 2000
 (unaudited)..............................................................   F-8

Notes to Consolidated Financial Statements................................  F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of:
Satyam Computer Services Limited

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and changes in shareholders' equity present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its consolidated subsidiaries as of March 31, 1999 and 2000 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse
/s/

Hyderabad, India
July 1, 2000, except Note 29 on stock split which is as of August 25, 2000

                        SATYAM COMPUTER SERVICES LIMITED

                          CONSOLIDATED BALANCE SHEETS
              (Thousands of US Dollars except as stated otherwise)

                                                                       As of
                                                 As of March 31     December 31
                                                ------------------  -----------
                                                  1999      2000       2000
                                                --------  --------  -----------
                                                                    (Unaudited)
                    ASSETS
Current assets
Cash and cash equivalents......................  $13,215  $192,304    $91,375
Accounts receivable, net of allowance for
 doubtful debts................................   28,221    51,515     80,645
Unbilled revenue on contracts..................    1,034     1,005        578
Inventory......................................      159       417      1,267
Investments....................................      --        518        335
Deferred taxes on income.......................      446       413        911
Prepaid expenses and other receivables, net of
 allowances....................................    5,532    15,664     19,773
                                                --------  --------   --------
Total current assets...........................   48,607   261,836    194,884
Premises and equipment, net....................   63,346    84,588    119,214
Goodwill and other intangible assets, net......      210    58,562    118,183
Investments....................................      189     2,681      2,503
Investment in associated companies.............      228       439     35,053
Other assets...................................    3,739     4,453      8,078
                                                --------  --------   --------
Total assets................................... $116,319  $412,559   $477,915
                                                ========  ========   ========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term and current portion of long-term
 debts.........................................  $17,184   $34,778    $25,100
Accounts payable...............................    2,860    12,001     16,881
Accrued expenses and other liabilities.........    8,342    12,897     20,256
Unearned and deferred revenue..................    1,894     3,448      4,363
                                                --------  --------   --------
Total current liabilities......................   30,280    63,124     66,600
Long-term debts................................   47,967    50,050     28,039
Deferred taxes on income.......................    1,305    30,274     35,030
Excess of cash received over carrying value of
 investment in Infoway, net of taxes (Note
 29(b))........................................      --        --      35,420
Other non-current liabilities..................        6       741      4,131
                                                --------  --------   --------
Total Liabilities..............................   79,558   144,189    169,220
Minority interest..............................      869    99,896    116,931
Contingencies and Commitments (Note 27)........      --        --         --
Shareholders' equity
Common stock--par value Rs.2 (US$0.043*) per
 share; (300 million, 375 million and 375
 million shares authorized and 260,190,000,
 281,190,000 and 281,190,000 shares issued as
 of March 31, 1999 and 2000 and December 31,
 2000 (unaudited) respectively)................    8,765    15,726     15,726
Additional paid-in capital.....................   26,394   189,508    258,558
Deferred stock compensation....................  (11,164)  (17,972)   (21,697)
Retained earnings/(deficits)...................   18,749     2,563    (28,372)
Other comprehensive income (loss)..............   (6,852)   (9,194)   (20,897)
                                                --------  --------   --------
                                                  35,892   180,631    203,318
Shares held by the SC-Trust under employee
 stock option plan (11,768,400 shares as of
 March 31, 2000 and 11,184,570 shares as of
 December 31, 2000 (unaudited))................      --    (12,157)   (11,554)
                                                --------  --------   --------
Total shareholders' equity.....................   35,892   168,474    191,764
                                                --------  --------   --------
Total liabilities and shareholders' equity..... $116,319  $412,559   $477,915
                                                ========  ========   ========

--------
* the par value in $ has been converted at the closing rate as of December 31, 2000, 1$ = Rs.46.75

The accompanying notes are part of the consolidated financial statements.

                        SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                       Years ended            Nine months
                                         March 31          ended December 31
                                     -----------------  -----------------------
                                      1999      2000       1999        2000
                                     -------  --------  ----------- -----------
                                                        (Unaudited) (Unaudited)
Revenues............................ $97,795  $164,455   $114,537    $210,860
Cost of revenues, inclusive of
 deferred stock compensation of
 $3,137 in fiscal 1999, $13,356 in
 fiscal 2000, $9,250 in nine months
 ended December 31, 1999 and $25,980
 in nine months ended December 31,
 2000 (unaudited)...................  49,559    90,449     65,706     149,508
                                     -------  --------   --------    --------
Gross profit........................  48,236    74,006     48,831      61,352
Selling, general and administrative
 expenses, inclusive of deferred
 stock compensation of $180 in
 fiscal 1999, $3,575 in fiscal 2000,
 $2,228 in nine months ended
 December 31, 1999 and $14,520 in
 nine months ended December 31, 2000
 (unaudited)........................  31,898    69,592     41,560      87,848
Amortization of goodwill............     130     5,043      1,853      17,303
                                     -------  --------   --------    --------
Total operating expenses............  32,028    74,635     43,413     105,151
                                     -------  --------   --------    --------
Operating income (loss).............  16,208      (629)     5,418     (43,799)
Interest income.....................      43     2,625        850       5,533
Interest expense....................  (6,905)  (11,290)    (8,104)     (7,725)
Other income........................     990     1,471        281       5,596
Other expenses......................     (28)     (418)      (137)       (326)
                                     -------  --------   --------    --------
Income (loss) before income taxes
 and minority interest and equity
 earnings of associated companies...  10,308    (8,241)    (1,692)    (40,721)
Income taxes........................  (1,105)   (1,619)    (1,316)     (1,876)
Minority Interest...................    (171)    2,785        996      16,980
                                     -------  --------   --------    --------
Income (loss) before equity in
 earnings (losses) of associated
 companies..........................   9,032    (7,075)    (2,012)    (25,617)
Equity in earnings (losses) of
 associated companies, net of
 taxes..............................     (18)      135         61      (3,762)
                                     -------  --------   --------    --------
Net income (loss)...................  $9,014   $(6,940)   $(1,951)   $(29,379)
                                     =======  ========   ========    ========
Earnings (loss) per share:
Basic...............................   $0.03    $(0.03)    $(0.01)     $(0.11)
Diluted.............................    0.03     (0.03)     (0.01)      (0.11)

--------------------------------------------------------------------------------
The accompanying notes are part of the consolidated financial statements.

                       SATYAM COMPUTER SERVICES LIMITED

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Thousands of US Dollars except per share data and as stated otherwise)

                        Common Stock                                                      Other                        Total
                    ---------------------   Additional     Deferred stock   Retained  Comprehensive Shares held by shareholders'
                      Shares    Par Value paid-in capital compensation plan earnings  Income (loss)    SC-Trust       Equity
                    ----------- --------- --------------- ----------------- --------  ------------- -------------- -------------
Balance as of
 March 31, 1998...  260,190,000  $8,765        $8,280              --       $11,909      $(5,096)         --          $23,858
Comprehensive
 income:
  Net income......                                                            9,014                                     9,014
  Gain (loss) on
   foreign
   currency
   translation....                                                                        (1,756)                      (1,756)
                                                                                                                      -------
  Total
   comprehensive
   income.........                                                                                                      7,258
Gain on dilution
 of interest in
 subsidiary on
 subsidiary's
 issuance of new
 shares, net of
 taxes............                              3,635                                                                   3,635
Deferred stock
 compensation.....                             14,479         $(14,479)                                                   --
Amortization of
 deferred stock
 compensation.....                                               3,315                                                  3,315
Cash dividend paid
 at the rate of
 US$0.008 per
 share............          --      --            --               --        (2,174)         --           --           (2,174)
                    -----------  ------       -------         --------      -------      -------         ----         -------
Balance as of
 March 31, 1999...  260,190,000  $8,765       $26,394         $(11,164)     $18,749      $(6,852)         --          $35,892
                    ===========  ======       =======         ========      =======      =======         ====         =======

(continuing on following page)

                       SATYAM COMPUTER SERVICES LIMITED

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Thousands of US Dollars except per share data and as stated otherwise)

                        Common Stock                      Deferred stock               Other                        Total
                    ---------------------   Additional     compensation  Retained  Comprehensive Shares held by shareholders'
                      Shares    Par Value paid-in capital      plan      earnings  Income (loss)    SC-Trust       Equity
                    ----------- --------- --------------- -------------- --------  ------------- -------------- -------------
Balance as of
 March 31, 1999...  260,190,000   $8,765      $26,394        $(11,164)   $18,749     $(6,852)            --        $35,892
Comprehensive
 income:
  Net income
   (loss).........                                                        (6,940)                                   (6,940)
  Gain (loss) on
   foreign
   currency
   translation....                                                                     (2,362)                      (2,362)
  Unrealized gains
   on securities,
   net of taxes...                                                                         20                           20
                                                                                                                  --------
  Total
   comprehensive
   income.........                                                                                                  (9,282)
Gain on dilution
 of interest in
 subsidiary on
 subsidiary's
 issuance of new
 shares, net of
 taxes............                            101,839                                                              101,839
Acquisition of
 minority
 interest.........    8,000,000      183       24,878                                                               25,061
Stock Split
 (effected in the
 form of a
 dividend)........                 6,480                                  (6,480)                                      --
Deferred stock
 compensation.....                             23,265         (23,265)                                                 --
Amortization of
 deferred stock
 compensation.....                                             16,457                                               16,457
Shares issued to
 the SC-Trust for
 stock-based
 compensation
 plan.............   13,000,000      298       13,132                                                (13,430)          --
Shares transferred
 by the SC-Trust
 to employees on
 vesting..........                                                                                     1,273         1,273
Cash dividend paid
 at the rate of
 US$0.012 per
 share............                                                        (2,766)                                   (2,766)
                    -----------  -------     --------        --------    -------     --------       --------      --------
Balance as of
 March 31, 2000...  281,190,000  $15,726     $189,508        $(17,972)    $2,563     $ (9,194)      $(12,157)     $168,474
                    ===========  =======     ========        ========    =======     ========       ========      ========

(continuing on following page)

                       SATYAM COMPUTER SERVICES LIMITED

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Thousands of US Dollars except per share data and as stated otherwise)

                        Common Stock
                     -------------------                 Deferred stock               Other                     Total
                                   Par     Additional     compensation  Retained  Comprehensive Shares held shareholders'
                       Shares     Value  paid-in capital      plan      earnings  Income (loss) by SC-Trust    Equity
                     ----------- ------- --------------- -------------- --------  ------------- ----------- -------------
Balance as of March
 31, 2000..........  281,190,000 $15,726    $189,508        $(17,972)     $2,563     $(9,194)    $(12,157)    $168,474
Comprehensive
 income:
  Net income
   (loss)..........                                                      (29,379)                              (29,379)
  Gain (loss) on
   foreign currency
   translation.....                                                                  (11,667)                  (11,667)
  Unrealized gains
   on securities,
   net of taxes....                                                                      (36)                      (36)
                                                                                                              --------
  Total
   comprehensive
   income..........                                                                                            (41,082)
Gain on dilution of
 interest in
 subsidiary on
 subsidiary's
 issuance of new
 shares, net of
 taxes.............                           24,658                                                            24,658
Deferred stock
 compensation......                           42,661         (42,661)                                              --
Warrants issued to
 TRW (Note 29(g))..                            1,657                                                             1,657
Amortization of
 deferred stock
 compensation......                                           38,936                                            38,936
Shares transferred
 by the SC-Trust to
 employees on
 vesting...........                               74                                                  603          677
Cash dividend paid
 at the rate of
 US$0.008 per
 share.............                                                       (1,556)                               (1,556)
                     ----------- -------    --------        --------    --------    --------     --------     --------
Balance as of
 December 31, 2000
 (Unaudited).......  281,190,000 $15,726    $258,558        $(21,697)   $(28,372)   $(20,897)    $(11,554)    $191,764
                     =========== =======    ========        ========    ========    ========     ========     ========

The accompanying notes are part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        SATYAM COMPUTER SERVICES LIMITED
    (Thousands of US Dollars except per share data and as stated otherwise)

                                         Years ended        Nine months ended
                                          March 31             December 31
                                       ----------------  -----------------------
                                        1999     2000       1999        2000
                                       -------  -------  ----------- -----------
                                                         (unaudited) (unaudited)
Cash Flows From Operating Activities:
Net income (loss)....................   $9,014  $(6,940)   $(1,951)    $(29,379)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
  Depreciation and amortization......   11,527   25,268     15,867       38,729
  Deferred stock compensation........    3,317   16,931     11,478       40,500
  Deferred taxes on income...........        2      261        259         (183)
  Profit on sale of investments......      --        (2)       --           --
  (Profit) loss on sale of premises
   and equipment.....................       28       72         33           17
  Foreign currency translation of
   excess of amount received over
   investment in Infoway.............                                     1,464
  Minority Interest..................      171   (2,785)      (996)     (16,980)
  Equity in share of earnings
   (losses) of associated companies..       18     (135)       (61)       3,762
Changes in assets and liabilities:
  Accounts receivable, net and
   unbilled revenues.................  (15,497) (23,199)   (13,119)     (30,011)
  Prepaid expenses, other
   receivables, and inventory........     (870) (10,330)    (8,299)      (4,959)
  Other assets, non-current..........   (1,536)    (694)      (569)      (4,232)
  Accounts payable...................      713    9,141      6,883        4,645
  Accrued expenses and other
   liabilities.......................    5,673    4,261     (1,102)      (3,321)
  Unearned and deferred revenue......    1,684    1,531        873          914
  Other liabilities, non-current.....        1      735        400        1,767
                                       -------  -------    -------    ---------
Net cash provided (used in) by
 operating activities................   14,245   14,115      9,696        2,733
Cash Flows Used In Investing
 Activities:
Acquisition of premises and
 equipment...........................  (35,770) (40,847)   (28,512)     (60,916)
Proceeds from sale of premises and
 equipment...........................      108       32         24           38
Acquisition and investments in
 associated companies................     (250) (40,176)   (39,964)     (53,072)
Purchase of investments, current and
 non-current.........................     (177)  (2,641)    (2,446)         --
Proceeds from investments............      --        13        --           --
                                       -------  -------    -------    ---------
Net cash used in investing
 activities..........................  (36,089) (83,619)   (70,898)    (113,950)
Cash Flows From Financing Activities:
Increase (decrease) in short-term
 debts...............................    2,354   14,318      8,468       (3,162)
Share Warrant Consideration..........      --       --         --           500
Issuance of common stock under
 Employee Stock Option Plan..........      --     1,273        972        1,331
Issuance of common stock by Infoway
 and other subsidiaries, net of
 issuance cost.......................    5,193  232,534     91,347        1,646
Proceeds from long-term debts........   33,205   30,582     27,122       22,421
Proceeds from sale of shares of
 Infoway, net of cost................      --       --         --        48,978
Repayment of long-term debts.........   (2,729) (24,277)   (21,711)     (48,265)
Cash dividends paid..................   (2,174)  (2,766)    (1,199)      (1,556)
                                       -------  -------    -------    ---------
Net cash provided by financing
 activities..........................   35,849  251,664    104,999       21,893

                                                  (Continuing on following page)

                        SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                              Nine months
                                 Years ended March 31      ended December 31
                                 ---------------------  -----------------------
                                   1999        2000        1999        2000
                                 ---------- ----------  ----------- -----------
                                                        (unaudited) (unaudited)
Effect of exchange rate changes
 on cash and cash equivalents..    $(4,191)    $(3,071)     $(510)   $(11,605)
                                 ---------  ----------    -------    --------
Net change in cash and cash
 equivalents...................      9,814     179,089     43,287    (100,929)
Cash and cash equivalents at
 beginning of the year/period..      3,401      13,215     13,215     192,304
                                 ---------  ----------    -------    --------
Cash and cash equivalents at
 end of the year/period........    $13,215    $192,304    $56,502     $91,375
                                 =========  ==========    =======    ========

Supplementary information:
Cash paid during the period
 for:
Income taxes...................     $1,193      $1,591     $1,057      $6,229
Interest.......................      6,487       9,826      8,866       7,909

Non-cash items:
Shares issued on acquisition of
 minority interest.............        --       25,061     25,061         --
Shares issued by Infoway on
 acquisitions..................        --          --         --       67,394
Capital leases and hire
 purchase......................        328         657        544       1,413

      For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flow do not correspond to the differences between the balance sheet amounts for the respective items.

--------------------------------------------------------------------------------
The accompanying notes are part of the consolidated financial statements.

                        SATYAM COMPUTER SERVICES LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Thousands of US Dollars except per share data and as stated otherwise)

1. Description of Business

      Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, Internet services and developing software products.

      Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has seven offsite centers located in the United States, Europe, Japan and Singapore. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

      Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is the second-largest provider of Internet access and Internet services to consumers and businesses in India, based on number of customers as of March 31, 2000. In addition, Infoway provides various internet services such as e-commerce, electronic data exchange, email and other messaging services, virtual private networks, web based solutions to businesses, web page hosting to individuals and operates an Internet portal offering.

2. Summary of Significant Accounting Policies

a) Basis of Consolidation

      The consolidated financial statements of Satyam Computer Services and its majority-owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All inter-company balances and transactions have been eliminated. Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

      On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries to third parties are recognized in income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

      The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

      The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ from those estimates.

b) Unaudited Interim Results

      The interim financial statements as of December 31, 2000 and for nine months ended December 31, 1999 and 2000 are unaudited. In the opinion of Satyam, these interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal, recurring adjustments necessary for the fair statement of the results of interim periods. The results of the interim periods are not necessarily indicative of the results to be expected for any future periods.

c) Foreign Currency Translation

      The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services and its domestic subsidiaries and associated companies. However, the Japanese yen, U.S. dollar, pound Sterling and Singapore dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

      Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

      Satyam periodically enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivable and debts payable. Gains and losses on these contracts are recognized as income or expense in the statement of operations as incurred, over the life of the contract. As of March 31, 1999 and 2000 and December 31, 2000 (unaudited), Satyam had no foreign exchange forward contracts outstanding.

d) Revenue Recognition

i) IT Services

      Revenues from professional services consist of revenues earned from services performed on a "time and material" basis and related revenue is recognized as the services are performed. Satyam also performs time

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

bound fixed-price engagements, under which revenue is recognized using the percentage-of-completion method of accounting, unless work completed cannot be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

      Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded.

ii) Internet Services

      Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both. In accordance with the contractual agreement, customers are allowed to use such services free of cost for a specified period of time or volume. No revenues are recognized for such exempted periods or volumes.

      Revenues from web-site design and development are recognized upon project completion, which occurs once the customer's web links are commissioned and available on the World-Wide-Web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted.

      Internet access is sold to customers either for an unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

      Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed, provided that no significant obligations on Satyam remain at the end of the period and the collection of the resulting related receivable is probable. Revenues from electronic commerce transactions are recognized when the transaction is completed, provided there are no significant obligations on Satyam and collection of the resulting receivable is probable.

e) Cash and Cash Equivalents

      Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

      Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

operations in which case they are classified as other assets, non-current. As of March 31, 1999 and 2000, restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$748 thousand and US$921 thousand, respectively and US$146 thousand as of December 31, 2000 (unaudited).

f) Inventory

      Inventory is stated at lower of cost or market. Cost is determined using the first-in-first-out (FIFO) method except CD ROMs used for Internet services activities for which the weighted average method is used to determine cost.

g) Premises, Equipment and Depreciation

      Premises and equipment are stated at actual cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized over the lower of their useful lives or the term of the lease.

      Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$22 thousand and US$1,038 thousand for the year ended March 31, 1999 and 2000 and US$264 thousand and US$766 thousand for the nine months ended December 31, 1999 and 2000 (unaudited), respectively.

      The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

h) Software Development Costs

      Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

      Research and development expenses charged to income amounted to US$1,631 thousand and US$5,692 thousand for the year ended March 31, 1999 and 2000 and US$4,368 thousand and US$1,582 thousand for the nine months ended December 31, 1999 and 2000 (unaudited), respectively.

i) Goodwill and Other Intangible Assets

      Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Goodwill is amortized on a straight-line basis principally over a period of 5 years. Other intangible assets include licensing fees, which are being amortized over the license period of 5 years.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


j) Impairment of Long-lived Assets

      Satyam has adopted the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Satyam reviews long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell. Satyam does not have any long-lived assets, including goodwill and identifiable intangibles, that it considers to have been impaired.

k) Investments

      Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

l) Costs of Revenue and Selling, General and Administrative Expenses

      Costs of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses, and other expenses incurred that are related to the generation of revenue.

      Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity, and other general expenses not attributable to costs of revenues.

m) Advertising Costs

      Satyam expenses all advertising costs as incurred. Advertising expenses charged to income amounted to US$360 thousand and US$3,575 thousand for the year ended March 31, 1999 and 2000 and US$1,139 thousand and US$7,491 thousand for nine months ended December 31, 1999 and 2000 (unaudited), respectively.

n) Employee Benefits

i) Provident Fund

      In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the year it is incurred.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


ii) Gratuity Plan

      In addition to the above benefit, Satyam provides for a gratuity obligation, a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam. This plan has been accounted for under the provisions of FAS 87, Employers' Accounting for Pensions.

      Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, LIC assumes the obligation to settle the gratuity payment to the employees to the extent of the funding.

iii) Superannuation Plan

      In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to a superannuation, a defined contribution plan (the "Superannation Plan"). Satyam Computer Services makes yearly contributions under the superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam has no further obligations under the plan beyond its contributions.

iv) Other Benefit Plans

      Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Satyam's matching contribution amounted to US$71 thousand and US$176 thousand for the year ended March 31, 1999 and 2000 and US$118 thousand and US$169 thousand for the nine months ended December 31, 1999 and 2000 (unaudited), respectively.

o) Income Taxes

      In accordance with the provisions of SFAS 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

p) Earnings Per Share

      In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of common and dilutive common

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

q) Stock-Based Compensation

      Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r) Recently Issued Accounting Pronouncements

      In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 outlines the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued SAB No. 101A to defer for one quarter the effective date of implementation of SAB 101 and in June 2000, issued SAB 101B to further defer its implementation until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999 with earlier application encouraged. Satyam has evaluated the requirements of SAB 101 and believes it will have no material impact on these consolidated financial statements.

      In June 1998, the Financials Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value, and is effective for fiscal years beginning after June 15, 2000, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--deferral of effective date of FASB Statement No. 133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133". Satyam is in the process of assessing the impact that these standards will have on these consolidated financial statements.

      In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB 25 for certain issues including: (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. In general, FIN 44 is effective July 1, 2000. Satyam does not expect the adoption of FIN 44 to have a material effect on its consolidated financial statements.

      In March 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2") to be applicable to all web site development costs incurred for the quarter beginning after June 30, 2000. The consensus states that for specific web site

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

development costs, the accounting for such costs should be accounted for under AICPA Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Satyam does not expect the adoption of EITF 00-2 to have a material effect on its consolidated financial statements.

      In January 2000, the EITF of the FASB reached consensus on Issue 99-17 "Accounting for Advertising Barter Transactions." ("EITF 99-17"). EITF 99-17 establishes accounting and reporting standards for barter transactions, which involve nonmonetary exchanges of advertising. It requires that an entity recognize revenue and expenses from advertising barter transactions at the fair value of the advertising surrendered only when an entity has a historical practice of receiving cash for similar transactions. Satyam does not expect that the adoption of EITF 99-17 to have a material effect on its consolidated financial statements.

      In July 2000, the Emerging Issues Task Force of the FASB reached a conclusion on Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"). EITF 99-19 discusses various indicators of whether revenue should be reported based on the gross amount billed to the customer or the net amount. Satyam has adopted EITF 99-19 for all periods presented. The adoption of EITF 99-19 did not have a material effect on Satyam's consolidated financial statements.

3. Business Combination

      On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited ("IndiaWorld") to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for US$28,289 thousand. IndiaWorld is engaged in the business of providing web-based solutions and advertising services. Infoway also entered into an agreement with the shareholders of IndiaWorld on the same date for the option to purchase the remaining shares in IndiaWorld ("the option agreement"). The terms of the option agreement provide that Infoway has the option to acquire all of the remaining outstanding shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of US$11,801 thousand and a second and final cash payment of US$74,554 thousand which is to be made on or before June 30, 2000. The non-refundable earnest money deposit of US$11,801 thousand was paid on November 29, 1999 and the final payment was settled on June 30, 2000 by a separate agreement in a part cash and part stock deal to make IndiaWorld its 100.0% subsidiary. Infoway paid US$48,666 thousand in cash and the balance in 268,500 equity shares. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present law are not convertible into ADSs.

      The transaction to purchase IndiaWorld is accounted for as a two-step acquisition under the purchase method of accounting. The financial statements of Satyam have consolidated the accounts of IndiaWorld as of December 1, 1999 by virtue of Infoway having obtained, through agreement with the shareholders of IndiaWorld, control over IndiaWorld that will be other than temporary as of that date. Satyam recognized goodwill of US$39,860 thousand, on the acquisition of the 24.5% on November 29, 1999 equal to the excess of the consideration paid of US$40,090 thousand (US$28,289 thousand plus the earnest money deposit of US$11,801 thousand) over the fair value of that portion of the net assets acquired of US$230 thousand. On June 30, 2000 (unaudited), Satyam has recognized additional goodwill equal to the excess of consideration paid (cash of US$48,666 thousand plus US$24,609 thousand, being the fair value of 268,500 equity shares of Infoway) over the fair value of the net assets acquired.

      The cash paid and equity shares issued have been considered for computing the purchase consideration and goodwill for unaudited pro forma consolidated results of operations presented below. The following

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

unaudited consolidated results of operations are presented as if the acquisition was made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of estimated goodwill attributable to the acquisition.

                                                                  Nine  months
                                              Years ended March      ended
                                                     31           December 31
                                              ------------------  ------------
                                                1999      2000        2000
                                              --------  --------  ------------
   Revenues.................................. $ 98,126  $164,879    $210,860
   Net loss..................................  (12,627)  (19,393)    (31,423)
   Loss per equity share.....................    (0.05)    (0.07)      (0.12)
   Weighted average equity shares used in
    computing loss per equity share (in
    thousands)...............................  260,260   264,720     269,921

--------
Note: The unaudited pro forma disclosure is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations. The 268,500 equity shares of Infoway issued for the purpose of this pro forma were valued at US$22.94 per ADS (four ADS is equal to one equity share) quoted on the NASDAQ National Market on June 23, 2000. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present laws are not convertible into ADSs.

4. Acquisition of Minority Interest

      Prior to April 1999, Satyam Computer Services owned 81.0% of Satyam Enterprise Solutions Limited (SESL) and Mr. C Srinivasa Raju, Executive Director of Satyam Computer Services owned the remaining 19.0% of SESL. In April 1999, Satyam Computer Services agreed to acquire the remaining 19.0% of SESL from the Executive Director at an exchange ratio of ten shares of Satyam Computer Services (adjusted for stock splits) for one share of SESL. The exchange ratio was determined based on an independent valuation. The exchange of these shares took place in September 1999, after the necessary governmental approvals were obtained.

      As a result of the acquisition, 8,000,000 shares (adjusted for the stock splits described in Note 28 and Note 29) were issued and total capital (share capital and additional paid-in capital) was increased by approximately US$25,061 thousand. The fair value of the consideration given was determined using the average market price of Satyam Computer Services' stock over a period immediately before and after the terms of the acquisition were agreed to and announced. The excess of the increase in total capital over the underlying net equity of SESL has been recognized as goodwill. The goodwill amounted to US$23,566 thousand which is being amortized over a period of 5 years.

5. Sale of shares by Infoway

      In the years ended March 31, 1999 and 2000, Infoway issued new shares to third parties and Satyam Computer Services, including two public offerings. After these transactions, Satyam Computer Services' ownership reduced from 100.0% as of March 31, 1998 to 78.60% and 56.32% as of March 31, 1999 and 2000,
respectively and 52.54% as of December 31, 2000 (unaudited).

      In the year ended March 31, 1999, Infoway issued 8,249,770 shares to third parties at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

gain of US$3,635 thousand, net of taxes, arising from the change in interest has been recorded in additional paid-in capital. Satyam Computer Services also recognized goodwill amounting to US$42 thousand on its independent subscription of 749,770 shares in Infoway, which has been charged to income.

      In the year ended March 31, 2000, Infoway issued 6,499,425 shares to third parties at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$101,839 thousand, net of taxes, arising from the change in interest has been recorded in additional paid-in capital.

      In the nine months ended December 31, 2000 (unaudited), Infoway issued 268,500 equity shares to shareholders of IndiaWorld (as described in note 3) and 551,180 equity shares to share holders of Cricinfo (as described in note
29) and 120,000 equity shares to the shareholders of India Plaza (as described in note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$24,658 thousand, net of taxes, arising from the change in interest has been recorded in additional paid in capital.

6. Cash and Cash Equivalents

      The cash and cash equivalents consist of:

                                                                        As of
                                                     As of March 31  December 31
                                                    ---------------- -----------
                                                     1999     2000      2000
                                                    ------- -------- -----------
                                                                     (Unaudited)
   Cash and bank balances..........................  $9,805  $25,947   $48,972
   Cash equivalents................................   3,410  166,357    42,403
                                                    ------- --------   -------
   Cash and cash equivalents....................... $13,215 $192,304   $91,375
                                                    ======= ========   =======

      Cash equivalents include deposits of US$171 thousand and US$193 thousand as of March 31, 1999 and 2000 respectively and US$273 thousand as of December 31, 2000 (unaudited), placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

7. Accounts Receivable

      Accounts receivable consist of:

                                                                        As of
                                                   As of March 31    December 31
                                                   ----------------  -----------
                                                    1999     2000       2000
                                                   -------  -------  -----------
                                                                     (Unaudited)
   Customers (trade).............................. $28,993  $52,337    $82,728
   Related parties................................     --        92        540
   Less: allowance for doubtful debts.............    (772)    (914)    (2,623)
                                                   -------  -------    -------
   Accounts receivable............................ $28,221  $51,515    $80,645
                                                   =======  =======    =======

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

8. Inventory

      Inventory consists of:

                                                                        As of
                                                     As of March 31  December 31
                                                     --------------- -----------
                                                      1999    2000      2000
                                                     ------- ------- -----------
                                                                     (Unaudited)
   CD-ROMs..........................................      $3     $25     $209
   Communication hardware...........................      77     323      616
   Application software.............................      79      62      352
   Others...........................................     --        7       99
   Less: Valuation Allowance........................                       (9)
                                                     ------- -------   ------
   Inventory........................................    $159    $417   $1,267
                                                     ======= =======   ======

9. Prepaid Expenses and Other Receivables

      Prepaid expenses and other receivables consist of:

                                                                        As of
                                                    As of March 31   December 31
                                                    ---------------  -----------
                                                     1999    2000       2000
                                                    ------  -------  -----------
                                                                     (Unaudited)
   Prepaid expenses................................ $2,290   $7,210     $6,315
   Advance for expenses............................  1,947    3,267      8,435
   Loans and advance to employees..................  1,235    1,740      2,410
   Other advances and receivable...................    171    3,728      2,876
   Less: Allowance for doubtful advances...........   (111)    (281)      (263)
                                                    ------  -------    -------
   Prepaid expenses and other receivables.......... $5,532  $15,664    $19,773
                                                    ======  =======    =======

      Prepaid expenses principally include the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

      As of March 31, 2000, other advances and receivables include US$1,000 thousand for the acquisition of a website, US$573 thousand for certain web publication rights and US$936 thousand for interest accrued on deposits with banks.

                       SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


10. Premises, Equipment and Depreciation

      Premises and equipment at cost less accumulated depreciation consist of:

                                                                        As of
                                                   As of March 31    December 31
                                                   ----------------  -----------
                                                    1999     2000       2000
                                                   -------  -------  -----------
                                                                     (unaudited)
   Freehold land..................................  $2,170   $2,239     $7,727
   Leasehold land.................................      82       80         74
   Premises.......................................   7,958   12,629     17,242
   Computers......................................  31,139   42,360     49,108
   System software................................   1,328    2,869      9,623
   Office equipment...............................  20,331   35,936     55,881
   Furniture and fixtures.........................  11,882   21,052     23,424
   Vehicles.......................................     801    1,420      2,447
   Leasehold improvements.........................     145      570        139
   Assets under construction......................  10,908    8,201     15,254
                                                   -------  -------   --------
   Total..........................................  86,744  127,356    180,919
   Less: Accumulated depreciation................. (23,398) (42,768)   (61,705)
                                                   -------  -------   --------
   Premises and Equipment, net.................... $63,346  $84,588   $119,214
                                                   =======  =======   ========

      Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

     Premises......................................................... 28 years
     Computers........................................................  2 years
     System Software..................................................  3 years
     Office equipment.................................................  5 years
     Furniture and fixtures...........................................  5 years
     Vehicles.........................................................  5 years

      Depreciation expense amounted to US$11,341 thousand and US$20,170 thousand for the year ended March 31, 1999 and 2000 respectively and US$13,972 thousand and US$21,347 thousand for the nine months ended December 31, 1999 and 2000 (unaudited) respectively.

      Satyam capitalizes interest as part of the cost of premises and equipment based on the avoidable cost concept. Interest expenses capitalized amounted to US$8 thousand, US$71 thousand for the year ended March 31, 1999 and 2000 respectively and US$21 thousand and US$196 thousand for the nine months ended December 31, 1999 and 2000 (unaudited) respectively.

11. Leases

Capital leases and hire purchase

      Assets under capital leases are stated at the present value of minimum lease payments. Satyam is obligated under capital leases that expire in the year 2001 through 2005 for certain items of computers and vehicles. The vehicles taken on lease for eligible employees are sold at book value to employees at the end of

                       SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

the third year of purchase or on termination of their employment whichever is earlier. The gross amount and related accumulated depreciation recorded under capital leases, included with premises and equipment, were as follows:

                                                      As of March      As of
                                                          31        December 31
                                                      ------------  -----------
                                                      1999   2000      2000
                                                      -----  -----  -----------
                                                                    (unaudited)
   Computers.........................................  $523    $42       --
   Vehicles..........................................   720  1,088    $1,755
                                                      -----  -----    ------
                                                      1,243  1,130     1,755
   Less: Accumulated depreciation....................  (574)  (235)     (340)
                                                      -----  -----    ------
   Assets under Capital leases and hire purchase.....  $669   $895    $1,415
                                                      =====  =====    ======

      Depreciation on assets held under capital leases included in total depreciation expense amounted to US$161 thousand and US$350 thousand for the year ended March 31, 1999 and 2000 respectively and US$309 thousand and US$237 thousand for the nine months ended December 31, 1999 and 2000 (unaudited) respectively.

      The following is a schedule of future minimum capital lease commitments as of March 31, 2000:

   Due for the Year Ended March 31
   2001................................................................... $402
   2002...................................................................  314
   2003...................................................................  131
   2004...................................................................   15
   2005...................................................................   12
                                                                           ----
   Total minimum lease payments...........................................  874
   Less: Interest portion................................................. (148)
                                                                           ----
   Present value of net minimum capital leases payments...................  726
   Less: Current installments of obligations under capital leases......... (311)
                                                                           ----
   Obligations under capital leases, excluding current installments....... $415
                                                                           ====

Operating Leases

      Satyam has certain operating leases for office premises and guesthouses. These are renewable on a periodic basis at its option, with the longest renewal period extending through 2005. Most of the operating leases provide for increased rent through increases in general price levels. The operating leases are cancelable at either party's option generally with three months notice.

      Rental expense for operating leases amounted to US$2,851 thousand and US$3,971 thousand for the year ended March 31, 1999 and 2000 and US$2,789 thousand and US$5,176 thousand for the nine months ended December 31, 1999 and 2000 (unaudited), respectively.

      Future minimum annual lease commitments, including those leases for which renewal options may be exercised, as of March 31, 2000 are US$4,499 thousand in fiscal 2001, US$4,009 thousand in fiscal 2002, US$3,163 thousand in fiscal 2003, US$3,103 thousand in fiscal 2004 and US$3,264 thousand in fiscal 2005.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


12. Goodwill and Other Intangible Assets

      Goodwill and other intangible assets consist of:

                                                  As of March         As of
                                                       31          December 31
                                                  -------------    -----------
                                                  1999   2000       2000
                                                  ----  -------  -----------
                                                                 (unaudited)
   Goodwill
     Acquisition of minority interest............  --   $23,566    $22,004
     Acquisition of IndiaWorld...................  --    39,860    107,061
     Other....................................... $130      --      10,193
   License fees..................................  280      273        753
                                                  ----  -------   --------
   Total.........................................  410   63,699    140,011
   Less: Accumulated amortization................ (200)  (5,137)   (21,828)
                                                  ----  -------   --------
   Goodwill and Other Intangible Assets, net..... $210  $58,562   $118,183
                                                  ====  =======   ========

      Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and is primarily related to the IndiaWorld acquisition by Infoway, the acquisition of the minority interest in SESL by Satyam Computer Services, and the purchase of additional shares in Infoway by Satyam Computer Services. Amortization expense amounted to US$186 thousand and US$5,098 thousand for the year ended March 31, 1999 and 2000 respectively. On June 30, 2000 (unaudited), Infoway acquired the balance 75.5% interest in IndiaWorld (as described in Note 3) and recognized additional goodwill amounting to US$73,050 thousand. Amortisation expense amounted to US$1,895 thousand and US$17,382 thousand for the nine months ended December 31, 1999 and 2000 (unaudited), respectively.

13. Investments

      Investments of Satyam consist of available-for-sale securities, other non-marketable securities and investments in associated companies.

Available-for-sale securities

                                                                        As of
                                                    As of March 31   December 31
                                                    ---------------  -----------
                                                     1999    2000       2000
                                                    ------- -------  -----------
                                                                     (Unaudited)
   Amortized cost..................................    --      $184     $171
   Gross unrealized holding gains..................    --       353      185
   Gross unrealized holding losses.................    --       (19)     (21)
                                                    ------  -------     ----
   Fair Value......................................    --      $518     $335
                                                    ======  =======     ====

      Aggregate proceeds from the sale of available-for-sale securities amounted to US$13 thousand for the year ended March 31, 2000. On those sales, gross realized losses computed on a FIFO basis amounted to US$2 thousand for the year ended March 31, 2000. These gains and losses have been included in other income in the statement of operations.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


Other non-marketable investments

                                                                        As of
                                                     As of March 31  December 31
                                                     --------------- -----------
                                                      1999    2000      2000
                                                     --------------- -----------
                                                                     (Unaudited)
   Investments--non-current assets
   Other investments, at cost.......................   $189   $2,681   $2,503
                                                     ====== ========   ======

Investment in associated companies

      Satyam Computer Services holds 50.0% stakes in two joint venture companies, Satyam GE Software Services Limited and Satyam Venture Engineering Services Private Limited. During the nine months ended December 31, 2000 (unaudited), Infoway acquired 27.0% interest in Placements.com, 40.0% interest in Refco-SIFY Securities India Pte Ltd., and 25.0% interest in Cricinfo Ltd. Investments in these companies have been accounted for under the equity method.

14. Other Assets

      Other assets consist of:

                                                As of March         As of
                                                    31           December 31
                                               --------------  ---------------
                                                1999    2000      2000
                                               ------  ------  -----------
                                                               (Unaudited)
   Rent and maintenance deposits.............. $2,203  $2,376    $4,033
   Telephone and other deposits...............  1,224   1,694     1,048
   Loans and advances to employees due after
    one year..................................    178     247       445
   Deferred taxes on income...................      9       6        14
   Others.....................................    216     279     3,163
   Less: Allowance for doubtful deposits......    (91)   (149)     (625)
                                               ------  ------    ------
   Other Assets............................... $3,739  $4,453    $8,078
                                               ======  ======    ======

      Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


15. Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities consist of:

                                                                        As of
                                                      As of March 31 December 31
                                                      -------------- -----------
                                                       1999   2000      2000
                                                      ------ ------- -----------
                                                                     (Unaudited)
   Accrued expenses.................................. $5,832  $7,972   $13,502
   Unclaimed dividend................................    177   1,398       250
   Provision for taxation............................    608     653     3,186
   Provision for gratuity............................    283     524       726
   Deferred taxes on income..........................     26     129        42
   Others............................................  1,416   2,221     2,550
                                                      ------ -------   -------
   Accrued expenses and other liabilities............ $8,342 $12,897   $20,256
                                                      ====== =======   =======

16. Borrowings

Short-term debts

      Short-term debts comprised of:

                                                                      As of
                                                    As of March 31 December 31
                                                    -------------- -----------
                                                     1999   2000      2000
                                                    ------ ------- -----------
                                                                   (Unaudited)
   Cash credit facilities.......................... $5,003  $9,012   $8,482
   Short-term debt.................................    --   10,309      --
                                                    ------ -------   ------
   Short-term debts................................ $5,003 $19,321   $8,482
                                                    ====== =======   ======

      The interest rates for the above borrowings range from 10.0% to 15.50% p.a. Cash Credit facilities are guaranteed personally by Satyam's chairman and managing director and are secured by a first charge on current assets and a second charge on the premises and equipment of Satyam. Short-term debt is secured by a first charge on the premises and equipment of Satyam. The weighted-average interest rate on these borrowings was 13.65% and 12.4% for the year ended March 31, 1999 and 2000 respectively.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


Long-term debts

      Long-term debts outstanding consist of:

                                                                    As of
                                               As of March 31    December 31
                                               ----------------  -----------
                                                1999     2000       2000
                                               -------  -------  -----------
                                                                 (Unaudited)
Secured debts, representing obligation
 principally to banks and financial
 institutions
-- Foreign currency term loans (dollar
   denominated), maturing serially through
   fiscal 2004 with floating rate--LIBOR+
   (175 to 350bps)...........................  $11,334   $4,668     $4,723
-- Rupee term loans, maturing serially
   through fiscal 2005 with floating rate--
   MLR* + (150 to 200 bps)...................   21,082   18,844     15,822
-- Rupee term loans, maturing serially
   through fiscal 2004 with fixed
   rate--12.5% to 18.5%......................    9,731    8,300      9,626
-- 15.5% Rupee term loan of a consolidated
   subsidiary, maturing serially through
   fiscal 2003...............................    3,692    2,307        --
-- 13.0% Debentures of a consolidated
   subsidiary, due in fiscal 2002............      --     2,463        --
-- Working Capital loans, maturing serially
   through fiscal 2002 with fixed rate--12.5%
   to 13.0%..................................... 9,412   14,892        --
Unsecured debts
-- Redeemable Debentures due in fiscal 2000
   with fixed rate--15.5% to 16.25%..........    1,412      --         --
-- 14.5% Redeemable Debentures of a
   consolidated subsidiary, due in fiscal
   2000......................................    2,871      --         --
-- 14.03% Rupee loan of Satyam Associate
   Trust, maturing serially through fiscal
   2004......................................      --    13,145     12,926
Others.......................................      614      888      1,560
Total Debt...................................   60,148   65,507     44,657
Less: Current portion of long-term debts.....  (12,181) (15,457)   (16,618)
                                               -------  -------    -------
Long-term debts, net of current portion......  $47,967  $50,050    $28,039
                                               =======  =======    =======

*MLR = Minimum lending rate prevailing in India (as of March 31, 2000--12.75% and as of December 31, 2000--12.5%) bps = Basis Points

      Term loans are secured by a pari-passu charge on premises and equipment and other loans classified as secured debts are secured by a pari-passu charge on current assets. These are also generally guaranteed personally by Satyam's chairman and managing director.

      Aggregate maturities of long-term debts for the four years subsequent to March 31, 2001, are US$20,286 thousand in fiscal 2002, US$10,207 thousand in fiscal 2003, US$8,455 thousand in fiscal 2004 and US$2,010 thousand in fiscal 2005 and thereafter.

      As of March 31, 2000, Satyam had unused lines of credit amounting to US$8,353 thousand, of which US$4,276 thousand related to cash credit and short-term debts, US$595 thousand related to long-term debts and

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

US$3,482 thousand related to non-fund facilities. Subsequent to the balance sheet date, Infoway has prepaid a 15.0% rupee term loan amounting to US$2,307 thousand. The debt has been included in the current portion of long-term debts.

      As of December 31, 2000 (unaudited), Satyam had unused lines of credit amounting to US$18,876 thousand, of which US$11,839 thousand related to cash credit and short-term debts, US$1,070 thousand related to long-term debts and US$5,967 thousand related to non-fund facilities.

17. Fair Value of Financial Instruments

      The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate fair value due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates, as of March 31, 1999 and 2000 was US$60,958 thousand and US$66,047 thousand as compared to the carrying amounts of US$60,148 thousand and US$65,507 thousand respectively and as of December 31, 2000 (unaudited), US$44,677 thousand as compared to the carrying amounts of US$44,657 thousand.

18. Other Income

Other income consists of:

                                            Years ended    Nine months ended
                                             March 31         December 31
                                            ----------- -----------------------
                                            1999  2000     1999        2000
                                            ---- ------ ----------- -----------
                                                        (unaudited) (Unaudited)
Gain on foreign exchange transactions...... $918 $1,072    $118       $4,724
Others.....................................   72    399     163          872
                                            ---- ------    ----       ------
Other income............................... $990 $1,471    $281       $5,596
                                            ==== ======    ====       ======

19. Other expenses

Other expenses consist of:

                                           Years ended      Nine months ended
                                            March 31           December 31
                                           ------------- -----------------------
                                           1999   2000      1999        2000
                                           -----  ------ ----------- -----------
                                                         (unaudited) (unaudited)
Loss on sale of equipment.................   $28     $72     $33         $17
Miscellaneous expenses....................   --      346     104         309
                                           -----  ------    ----        ----
Other expenses............................   $28    $418    $137        $326
                                           =====  ======    ====        ====

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


20. Employee Benefits

The Gratuity Plan

      The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's balance sheet.

                                                                    Nine months
                                                      Years ended      ended
                                                       March 31     December 31
                                                      ------------  -----------
                                                      1999   2000      2000
                                                      -----  -----  -----------
                                                                    (unaudited)
   Change in projected benefit obligation
   Projected benefit obligation at beginning of the
    year............................................   $208   $349      $572
   Service cost.....................................    144    197       173
   Interest cost....................................     30     61        31
   Actuarial loss (gain)............................    (17)   (22)      (15)
   Benefits paid....................................     (1)    (3)      --
   Effect of exchange rate changes..................    (15)   (10)      (27)
                                                      -----  -----     -----
   Projected benefit obligation at end of the year..    349    572       734
   Change in plan assets
   Fair value of plan assets at beginning of the
    year............................................      7     16        25
   Actual return on plan assets.....................      1      2       --
   Employer contribution............................     13     18        15
   Benefits paid from plan assets...................     (5)   (11)      (15)
                                                      -----  -----     -----
   Fair value of plan assets at end of the year.....     16     25        25
   Funded status of the plans.......................   (333)  (547)     (709)
   Unrecognized transition obligation (asset).......     63     50        (5)
   Unrecognized prior service cost (benefit)........    --     --        --
   Unrecognized net actuarial loss (gain)...........    (13)   (27)      (12)
                                                      -----  -----     -----
   Prepaid (accrued) benefit cost...................  $(283) $(524)    $(726)
                                                      =====  =====     =====
   The components of net gratuity costs are
    reflected below:
   Service cost.....................................   $153   $220      $173
   Interest cost....................................     21     38        32
   Expected returns on plan assets..................     (1)    (2)      --
   Amortization.....................................     13     13         9
                                                      -----  -----     -----
   Net gratuity costs...............................   $186   $269      $214
                                                      =====  =====     =====
   Principal actuarial assumptions:
   Discount rate....................................   11.0%  11.0%     11.0%
   Long-term rate of compensation increase..........   10.0%  10.0%     10.0%
   Long-term rate of return on plan assets..........   11.0%  11.0%     11.0%

Provident Fund

      Satyam contributed US$882 thousand and US$1,176 thousand towards the Provident Fund during the years ended March 31, 1999 and 2000 respectively and US$841 and US$1,020 thousand during the nine months ended December 31, 1999 and 2000 (unaudited).

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


Superannuation Plan

      Satyam Computer Services contributed US$12 thousand and US$15 thousand towards the Superannuation Plan maintained by LIC during the years ended March 31, 1999 and 2000 respectively and no contribution for the nine months ended December 31, 1999 and 2000 (unaudited).

21. Income Taxes

      The provision for income taxes consists of:

                                           Years ended      Nine months ended
                                            March 31           December 31
                                          -------------- -----------------------
                                           1999    2000     1999        2000
                                          ------  ------ ----------- -----------
                                                         (Unaudited) (Unaudited)
     Foreign taxes
     Current............................. $1,065  $1,118     $960      $1,583
     Deferred............................    110     146      319         170
     Domestic taxes
     Current.............................     35     239       97         476
     Deferred............................   (105)    116      (60)       (353)
                                          ------  ------   ------      ------
     Aggregate taxes..................... $1,105  $1,619   $1,316      $1,876
                                          ======  ======   ======      ======

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                        Years ended        Nine months ended
                                         March 31             December 31
                                      ----------------  -----------------------
                                       1999     2000       1999        2000
                                      -------  -------  ----------- -----------
                                                        (Unaudited) (Unaudited)
   Net income (loss) before taxes...  $10,308  $(8,241)   $(1,692)   $(40,721)
   Enacted tax rates in India.......     35.0%    38.5%      38.5%      39.55%
                                      -------  -------    -------    --------
   Computed tax expense/(benefit)...   $3,608  $(3,173)     $(652)   $(16,105)
   Less: tax effect due to non-
    taxable export income...........   (4,883) (11,079)    (8,453)    (20,098)
   Difference arising from different
    tax rate in other tax
    jurisdiction....................      218      679        497         766
   Stock compensation (non-
    deductible).....................    1,161    6,518      4,419      16,013
   Goodwill (non-deductible)........       46    1,942        714       6,823
   Permanent Differences............   (2,024)  (1,284)      (910)      1,653
   Changes in valuation allowance,
    including losses of
    subsidiaries....................    1,540    7,275      1,176       5,063
   Effect of tax rate change........      --        13         13          (4)
   Other non-deductible expenses....    1,430      636      4,512       7,517
                                      -------  -------    -------    --------
   Taxes on domestic operations in
    respective countries............    1,096    1,527      1,316       1,628
   Tax for Earlier years/excess tax
    provided........................        9       92        --          248
                                      -------  -------    -------    --------
   Total taxes recognized in
    statement of operations.........   $1,105   $1,619     $1,316      $1,876
                                      =======  =======    =======    ========

      As of March 31, 1999, and 2000, the current provision for income taxes, net of payments, was US$608 thousand and US$653 thousand respectively and US$3,186 thousand as of December 31, 2000 (unaudited). The provision for foreign taxes is due to income taxes payable overseas by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks"; and (ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services' operations are from "Software Technology Parks" which is entitled to a tax holiday of ten years from the date of commencement of operations. However, Satyam earns certain other income, which are taxable irrespective of tax holiday. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      Significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet are as follows:

                                                                        As of
                                                   As of March 31    December 31
                                                   ----------------  -----------
                                                    1999     2000       2000
                                                   ------  --------  -----------
                                                                     (Unaudited)
   Deferred tax assets:
   Operating loss carryforwards..................  $5,072   $10,366    $16,117
   Provision for accounts receivable and
    advances.....................................     348       280        585
   Premises and equipment........................     141         6         12
   Others........................................     262       291        342
                                                   ------  --------   --------
   Gross deferred tax assets.....................   5,823    10,943     17,056
   Less: Valuation allowance.....................  (5,368)  (10,524)   (16,131)
                                                   ------  --------   --------
   Total deferred tax assets.....................     455       419        925
                                                   ------  --------   --------
   Deferred tax liabilities:
   Premises and equipment........................     290       548        739
   Deferred tax due on sale of interest of a
    subsidiary accounted through additional paid-
    in capital...................................   1,014    29,693     34,291
   Others........................................      27       162         42
                                                   ------  --------   --------
   Total deferred tax liabilities................   1,331    30,403     35,072
                                                   ------  --------   --------
   Deferred income taxes assets (liabilities)....   $(876) $(29,984)  $(34,147)
                                                   ======  ========   ========

      No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$12,862 thousand as of March 31, 2000 and US$25,090 thousand as of December 31, 2000 (unaudited).

      No deferred taxation provision has been recognized for the taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income for 10 years, except to the extent timing differences reverse after the tax holiday period or unless they reverse under foreign taxes.

      Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries as of March 31, 2000 amount to approximately US$10,366 thousand and US$16,117 thousand as of December 31, 2000 (unaudited) and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      Net deferred tax assets (liabilities) included in the consolidated balance sheets were as follows:

                                                                      As of
                                                 As of March 31    December 31
                                                 ----------------  -----------
                                                  1999     2000       2000
                                                 ------  --------  -----------
                                                                   (Unaudited)
   Current assets--Deferred taxes on income.....   $446      $413       $911
   Non-current assets--other assets*............      9         6         14
   Current liabilities--accrued expenses and
    other liabilities*..........................    (26)     (129)       (42)
   Long-term liabilities--Deferred taxes on
    income...................................... (1,305)  (30,274)   (35,030)
                                                 ------  --------   --------
   Net deferred tax assets (liabilities)........  $(876) $(29,984)  $(34,147)
                                                 ======  ========   ========

--------
* - Included in "other assets" and "accrued expenses and other liabilities" respectively.

22. Earnings Per Share

      Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated and unvested shares held by the Satyam Associate Trust). At March 31, 2000 and December 31, 2000 (unaudited) 7,536,100 and 9,112,450 respectively allocated but unvested shares were not included in the calculation of weighted-average shares outstanding for basic earnings per share. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method. For the year ended March 31, 2000 and for the nine months ended December 31, 2000 (unaudited) 7,536,100 and 11,913,100 respectively allocated but unvested shares have been excluded from the diluted earnings per share calculation due to their antidilutive effect.

      In addition to the above, the unallocated shares held by Satyam Associate Trust, which are by definition unvested, have been excluded from all earnings per share calculations. As of March 31, 2000, such shares amounted to 4,232,300 shares and as of December 31, 2000 (unaudited) such shares amounted to 2,072,120 shares.

      The components of basic and diluted earnings per share were as follows:

                                        Years ended       Nine months ended
                                         March 31            December 31
                                      ---------------  -----------------------
                                       1999    2000       1999        2000
                                      ------- -------  ----------- -----------
                                                       (Unaudited) (Unaudited)
   Net income available for
    shareholders.....................  $9,014 $(6,940)   $(1,951)   $(29,379)
   Average outstanding shares (in
    thousands)*...................... 260,190 264,720    263,177     269,921
   Dilutive effect of:
   Employee Stock Options............      70     --         --          --
   Share and share equivalents (in
    thousands)*...................... 260,260 264,720    263,177     269,921
   Earnings (loss) per share
   Basic.............................   $0.03  $(0.03)    $(0.01)     $(0.11)
   Diluted...........................    0.03   (0.03)     (0.01)      (0.11)

--------
  *-on an adjusted basis

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


23. Stock-based Compensation Plans

Stock-based compensation plan of Satyam Computer Services

History of the plan

      In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associate Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon vesting, employees have 30 days in which to exercise warrants.

      All the Trust's trustees are nominated by Satyam Computer Services. The Trust issue warrants solely at the discretion of Satyam Computer Services and cannot earn any other income. The shares purchased by the Trust, as described below, have been pledged against all Trust liabilities. Hence, the Trust has been consolidated in the financial statements.

      At the Annual General Meeting in May 1999, shareholders approved a two-for-one stock split in the form of a dividend, available to all shareholders of record as of August 31, 1999 (refer note 28 "Stock Split in the form of stock dividend"). All holders of trust warrants were given the choice of converting their underlying Satyam Computer Services warrants to Satyam Computer Services shares ahead of their scheduled vesting dates. Upon payment of the balance of the exercise price, the underlying Satyam Computer Services warrants would be converted into shares and remain in the custody of the trust until the original vesting period expired. The bonus' share, at the effective date of the stock split, immediately vested to the employees who availed themselves of this plan. Warrants for 62,500 shares were converted into Satyam Computer Services shares in this manner, and Satyam Computer Services recognized US$137 thousand in compensation expense associated with this transaction.

      In order to ensure all its employees received the benefits of the Satyam Computer Services stock split in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus has been treated as an equity restructuring pursuant to EITF 90-9. Correspondingly no additional compensation cost has been recognized as a result of the conversion of warrants held by the Trust.

      In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible employees with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, employees have 3 months to exercise these warrants.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


Warrant grants

      During the year ended March 31, 1999, the Trust issued to employees immediately-vesting warrants for 1,170,300 shares as well as warrants for 4,739,900 shares with vesting periods ranging between one and three years. As of March 31, 1999, the Trust held warrants for 5,910,200 shares allocated to employees and warrants for 7,089,800 shares unallocated to employees. Unallocated warrants are not considered outstanding for purposes of computing earnings per share.

      During the year ended March 31, 2000, the exercise period of the immediately vesting warrants for 1,170,300 shares was extended for another one year. The difference between the fair market value and exercise price at the extension date was taken immediately to current-year income.

      During the year ended March 31, 2000, the Trust issued immediately vesting warrants for 74,000 shares and warrants for 2,911,200 shares with longer vesting periods to the employees. As of March 31, 2000, the Trust held warrants for 7,536,100 shares allocated to employees. At this date, warrants for 4,232,300 shares remained unallocated to employees. Unallocated warrants are not considered outstanding for purposes of computing earnings per share.

      During the nine months ended December 31, 2000 (unaudited), the Trust issued immediately vesting warrants for 711,020 (net of 4,600 forfeited) shares and warrants for 1,449,160 (net of 1,131,840 forfeited) shares with longer vesting periods to the employees under the ASOP plan. Further, during the same period, under the "ASOP B" plan, Satyam Computer Services issued warrants for 2,800,650 (net of 169,650 warrants forfeited) shares to the employees.

      Satyam Computer Services recognized deferred stock compensation of US$14,479 thousand and US$23,265 thousand for the year ended March 31, 1999 and 2000 respectively and US$42,661 thousand for the nine months ended December 31, 2000 (unaudited). US$3,315 thousand and US$16,457 thousand was amortized and charged to income for the year ended March 31, 1999 and 2000 respectively and US$38,936 thousand for the nine months ended December 31, 2000 (unaudited).

      Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the years 1999 and 2000 was US$3.42 and US$7.02 respectively, and during the nine months ended December 31, 1999 and 2000 (unaudited) was US$3.74 and US$11.45 respectively.

      As mentioned above, Satyam Computer Services amended the exercise price of its warrants to reflect the interest component associated with the loan used to fund the Trust's share purchase. As a result of this, the weighted-average exercise price for warrants at the beginning of the year ended March 31, 2000 is greater than that of the year ended March 31, 1999.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      Changes in number of shares representing stock options outstanding were as follows:

                          Year ended March 31, 1999   Year ended March 31, 2000
                          -------------------------- ----------------------------
                          Number of Weighted Average Number of   Weighted Average
                           Shares    Exercise Price    Shares     Exercise Price
                          --------- ---------------- ----------  ----------------
Balance at the beginning
 of year................        --         --         5,910,200       $1.03
Granted.................  5,910,200      $1.03        2,985,200        1.36
Exercised...............        --         --        (1,231,600)       1.22
Cancelled...............        --         --          (126,500)       1.03
Lapsed..................        --         --            (1,200)       1.08
                          ---------      -----       ----------       -----
Balance at the end of
 the year...............  5,910,200       1.03        7,536,100       $1.26
                          =========      =====       ==========       =====

                              Nine months ended            Nine months ended
                              December 31, 1999            December 31, 2000
                          --------------------------- -----------------------------
                          Number of  Weighted Average  Number of   Weighted Average
                           Shares     Exercise Price    Shares      Exercise Price
                          ---------  ---------------- -----------  ----------------
                                                      (Unaudited)    (Unaudited)
Balance at the beginning
 of period..............  5,910,200       $1.03        7,536,100        $1.26
Granted.................  2,267,100        1.15        6,266,920         4.92
Exercised...............   (940,800)       1.07         (583,830)        1.06
Cancelled...............   (126,500)       1.03         (676,650)        0.94
Lapsed..................        --          --          (629,440)        1.58
                          ---------       -----       ----------        -----
Balance at the end of
 the period.............  7,110,000        1.24       11,913,100        $2.40
                          =========       =====       ==========        =====

      Information about number of shares representing stock options outstanding:

                                                       Outstanding                         Exercisable
                                        ------------------------------------------ ----------------------------
                                          Weighted
                                           Average                      Number of                    Number of
                            Range of      Exercise    Weighted Average   Shares    Weighted Average   Shares
                         Exercise Price     Price        Remaining     Arising out  Exercise Price  Arising out
         Period           (per share)    (per share)  Contractual Life of Options    (per share)    of Options
         ------          -------------- ------------- ---------------- ----------- ---------------- -----------
Fiscal 2000............. Rs.45.0- $1.0-     Rs.55.1       1.82 yrs     7,536,100       Rs.48.0        74,000
                         Rs.82.8  $1.8      $1.2                                       $1.0

December  31, 2000
 (unaudited)............ Rs.45.0- $1.0-     Rs.112.07     1.63 yrs     11,913,100      Rs.49.64       711,020
                         Rs.655.6 $14.0     $2.40                                      $1.1

--------
Number of shares are presented on an adjusted basis
The $ numbers in the above table have been translated using the closing exchange rate as of December 31, 2000 1$= Rs.46.75

Stock-based compensation plan of Infoway

      During the year ended March 31, 1999, Infoway established its Associate Stock Option Plan (the "IASOP") which provides for the issuance of 825,000 warrants to eligible employees. Infoway issued 825,000 warrants of Re. 1 each to an employee welfare trust (the "SI-Trust"). The SI-Trust holds the warrants and transfers them to eligible employees over a period of three years. The exercise period for these warrants is 30

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

days from the vesting period. The warrants are to be transferred to employees at Re. 1 each and each warrant entitles the holder to purchase one share of Infoway at an exercise price as decided and determined by the Board of Directors. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. The intrinsic value of each warrant is the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway.

      During the year ended March 31, 1999, 5,000 warrants were granted at US$1.61 per warrant to a single employee resulting in a deferred stock compensation of US$39 thousand for the difference between the exercise price and the fair market value of the shares underlying the warrants, as was determined by the Board of Directors to be US$9.5, as of the date the warrants were unconditionally made available to the employee. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the warrants and the charge amounted to US$2 thousand.

      During the year ended March 31, 2000, 225,000 warrants (net of 5,700 warrants forfeited) were granted to eligible employees at a weighted average exercise price of US$18.56, which are convertible into Indian shares at the time of exercise of the said warrants by the employees. Further, Infoway also granted 87,460 warrants to eligible employees at 90.0% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into American Depository Shares (ADS) at the time of exercise of the said options by the employees. Infoway recognized deferred stock compensation of US$3,209 thousand of which US$474 thousand was amortized and charged to income for the year ended March 31, 2000.

      During the nine months ended December 31, 2000 (unaudited) Infoway granted 319,340 warrants to eligible employees at 90.0% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into ADS at the time of exercise of the said options by the employees. Infoway recognized deferred stock compensation of US$2,325 thousand and US$1,564 thousand was amortized and charged to income.

      The deferred stock compensation has been computed at the grant date as the difference between the exercise price and the fair value of warrants based on its underlying shares. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the warrants. The weighted-average grant-date fair value of options granted during the years 1999 and 2000 was US$1.6 and US$54.1 and during the nine months ended December 31, 1999 and 2000 (unaudited) was US$26.41 and US$73.69, respectively.

      Stock options outstanding are as follows:

                          Year Ended March 31, 1999  Year Ended March 31, 2000
                          -------------------------- --------------------------
                          Number of Weighted Average Number of Weighted Average
                           Shares    Exercise Price   Shares    Exercise Price
                          --------- ---------------- --------- ----------------
Balance at the beginning
 of year................      --           --           5,000        $1.57
Granted.................    5,000        $1.57        313,160        53.57
Exercised...............      --           --             --
Cancelled...............      --           --          (5,700)        8.02
Lapsed..................      --           --             --           --
                            -----        -----        -------       ------
Balance at the end of
 the year...............    5,000        $1.57        312,460       $53.57
                            =====        =====        =======       ======

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      (Unaudited)             Nine Months Ended          Nine Months Ended
                              December 31, 1999          December 31, 2000
                          -------------------------- --------------------------
                          Number of Weighted Average Number of Weighted Average
                           Shares    Exercise Price   Shares    Exercise Price
                          --------- ---------------- --------- ----------------
Balance at the beginning
 of period..............     5,000        $1.57       312,460       $53.57
Granted.................   225,700        18.75       319,340        66.32
Exercised...............       --           --            --           --
Cancelled...............    (5,700)        8.04       (16,140)       60.44
Lapsed..................       --           --            --           --
                           -------       ------       -------       ------
Balance at the end of
 the period.............   225,000       $18.27       615,660       $57.17
                           =======       ======       =======       ======

      Information about stock options outstanding:

                                       Outstanding                          Exercisable
Year                  --------------------------------------------- ----------------------------
ended                                                    Number of                    Number of
March     Range of    Weighted Average Weighted Average   Shares    Weighted Average   Shares
 31,   Exercise Price  Exercise Price     Remaining     Arising out  Exercise Price  Arising out
2000    (per share)     (per share)    Contractual Life of Options    (per share)    of options
-----  -------------- ---------------- ---------------- ----------- ---------------- -----------
        Rs.70   $1.50       $1.50           2 yrs           5,000        $1.50           833
          250    5.35        5.35           3 yrs          22,200          --            --
          350    7.49        7.49           3 yrs         119,100
          973   20.81       20.81           3 yrs          54,700          --            --
        1,879   40.19       40.19           3 yrs           6,900
        3,809   81.48       81.48           3 yrs          17,100          --            --
        5,892  126.03      126.03           3 yrs          74,020          --            --
        8,603  184.02      184.02           3 yrs          13,440          --            --

      Information about stock options outstanding (Unaudited):

                                              Outstanding                          Exercisable
                             --------------------------------------------- ----------------------------
Nine months                                                     Number of                    Number of
   ended         Range of    Weighted Average Weighted Average   Shares    Weighted Average   Shares
December 31,  Exercise Price  Exercise Price     Remaining     Arising Out  Exercise Price  Arising Out
    2000       (per share)     (per share)    Contractual Life of Options    (per share)    of Options
------------  -------------- ---------------- ---------------- ----------- ---------------- -----------
               Rs.70   $1.50       $1.50           2 yrs           5,000        $1.52             833
                 250    5.35        5.35           2 yrs             --          5.43          22,200
                 350    7.49        7.49           2 yrs         135,600         7.59         113,400
                 973   20.81       20.81           2 yrs          42,120                          --
               1,879   40.19       40.19           3 yrs          55,600                          --
               3,809   81.48       81.48           3 yrs         292,520                          --
               5,892  126.03      126.03           3 yrs          74,020                          --
               8,603  184.02      184.02           3 yrs          10,800                          --

--------
The $ numbers in the above table have been translated using the closing exchange rate at December 31, 2000 1$ = Rs.46.75.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


Stock-based compensation plan of VisionCompass Inc.

      In October 1999, VisionCompass Inc. (VCI) Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISO's) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, there are 25,000,000 shares reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

      During the year ended March 31, 2000, 650,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 500 options were forfeited during this period. As of March 31, 2000, no outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 9.7 years.

      During nine months ended December 31, 2000 (unaudited), 517,100 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 273,800 options were forfeited during this period. As of December 31, 2000 (unaudited), 100,000 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 9.38 years.

Additional Disclosure

      Satyam follows APB 25, "Accounting for Stock Issued to Employees", to account for stock options. An alternative method of accounting for stock options is SFAS 123, Accounting for Stock-Based Compensation. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and compensation cost is recognized ratably over the vesting period. FAS 123 requires that an entity recognizes incremental compensation cost associated with an extension of the exercise period, computed as the difference between the fair values of the option before and after such modification. Under APB 25, the company recognizes a new measurement date and new measure cost. Correspondingly, the extension of the exercise periods of stock options held by some employees has had a lesser effect on income under FAS 123 than under APB 25.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


      Had compensation cost for Satyam's stock options been determined based on the Black-Scholes value at the grant dates for awards, pro forma statement of operations would have been as follows:

                                          Years ended       Nine months ended
                                            March 31           December 31
                                         --------------  -----------------------
                                          1999   2000       1999        2000
                                                         (Unaudited) (Unaudited)
Net Income (loss)
     - As reported...................... $9,014 $(6,940)   $(1,951)   $(29,379)
     - Pro forma........................  8,876    (351)     8,397     (19,444)
Earnings (loss) Per Share:
  Basic- As reported....................  $0.03  $(0.03)    $(0.01)     $(0.11)
     - Pro forma........................   0.03   (0.00)      0.03       (0.07)
  Diluted- As reported..................   0.03   (0.03)     (0.01)      (0.11)
     - Pro forma........................   0.03   (0.00)      0.03       (0.07)

--------
Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

      The fair value of Satyam Computer Services' stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The following assumptions were used:

                                                           Nine months ended
                                Years ended March 31          December 31
                                ----------------------  -----------------------
                                   1999        2000        1999        2000
                                ----------  ----------  ----------- -----------
                                                        (Unaudited) (Unaudited)
Dividend yield.................       0.65%       0.65%     0.65%       0.65%
Expected volatility............      90.00%      90.00%    90.00%      90.00%
Risk-free interest rate........       9.01%       9.87%     9.85%      10.61%
Expected term (in years).......       1.70        1.99      0.83        1.02

24. Segmental Reporting

      Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

    . IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

       eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

    . Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and 21 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

    . Software Products, product development and creation of propriety software.

      Satyam's operating segment information for the years ended March 31, 1999 and 2000 and for the nine months ended December 31, 1999 and 2000 (unaudited) were as follows:

Business Segments

                                      Internet  Software              Consolidated
                          IT Services Services  Products  Elimination    totals
                          ----------- --------  --------  ----------- ------------
For the year 1999
Revenue--External
 customers..............    $95,573     $2,222       --         --       $97,795
Revenue--Inter-segment..        374        226       --       $(600)         --
                           --------   --------  --------    -------     --------   ---
Total Revenues..........    $95,947     $2,448       --       $(600)     $97,795
                           ========   ========  ========    =======     ========
Operating income
 (loss).................    $21,884    $(3,836)  $(1,840)       --       $16,208
Net income (loss).......     15,241     (4,387)   (1,840)       --         9,014
Segment assets..........    110,123     10,658       114    $(4,576)     116,319
Depreciation and
 amortization...........     10,361      1,164         2        --        11,527
Capital expenditures for
 long-lived assets......     35,229      3,816        26        --        39,071
For the year 2000
Revenue--External
 customers..............   $149,257    $15,198       --         --      $164,455
Revenue--Inter-segment..      5,768        208       --     $(5,976)         --
                           --------   --------  --------    -------     --------
Total Revenues..........   $155,025    $15,406       --     $(5,976)    $164,455
                           ========   ========  ========    =======     ========
Operating income
 (loss).................    $18,356   $(10,630) $(10,802)    $2,447        $(629)
Net income (loss).......      9,787     (5,713)  (11,014)       --        (6,940)
Segment assets..........    183,283    243,551     1,758    (16,033)     412,559
Depreciation and
 amortization...........     19,616      5,600        52        --        25,268
Capital expenditures for
 long-lived assets......     22,389     20,003       517        --        42,909

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


                             IT    Internet  Software              Consolidated
                          Services Services  Products  Elimination    totals
                          -------- --------  --------  ----------- ------------
For the nine months
 ended December 31, 1999
 (unaudited)
Revenue--External
 customers..............  $105,715   $8,822       --         --      $114,537
Revenue--Inter-segment..    $3,996     $210       --     $(4,206)         --
                          -------- --------  --------   --------     --------
Total Revenues..........  $109,711   $9,032       --     $(4,206)    $114,537
                          ======== ========  ========   ========     ========
Operating income
 (loss).................   $15,554  $(4,788)  $(7,838)    $2,490       $5,418
Net income (loss).......     9,375   (3,488)   (7,838)       --       $(1,951)
Segment assets..........   164,370  100,503     1,083     (7,097)     258,859
Depreciation and
 amortization...........    13,267    2,589        11        --        15,867
Capital expenditures for
 long-lived assets......    17,130    9,257       201        --        26,588
For the nine months
 ended December 31, 2000
 (unaudited)
Revenue--External
 customers..............  $184,815   26,045       --         --      $210,860
Revenue--Inter-segment..     3,115      966       142     (4,223)         --
                          -------- --------  --------   --------     --------
Total Revenues..........  $187,930  $27,011      $142    $(4,223)    $210,860
                          ======== ========  ========   ========     ========
Operating income
 (loss).................    $5,583 $(38,864) $(10,518)       --      $(43,799)
Net income (loss).......       320  (19,186)  (10,513)       --      $(29,379)
Segment assets..........   233,107  262,446     2,157   $(19,794)     477,916
Depreciation and
 amortization...........    18,455   19,977       297        --        38,729
Capital expenditures for
 long-lived assets......    18,391   34,437       735        --        53,563

      The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Geographic Information

      The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                              Fiscal 1999                   Fiscal 2000
                     ----------------------------- -----------------------------
                       Revenues  from   Long-lived   Revenues  from   Long-lived
                     external customers   assets   external customers   assets
                     ------------------ ---------- ------------------ ----------
United States......       $76,443         $6,367        $123,262         $7,585
Europe.............         7,068            --            8,493             68
India..............         3,545         57,189          16,473        134,959
Japan..............         4,066            --           10,364            344
Rest of the World..         6,673            --            5,863            194
                          -------        -------        --------       --------
Total..............       $97,795        $63,556        $164,455       $143,150
                          =======        =======        ========       ========

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


                              For the nine months ended     For the nine months ended
                            December 31, 1999 (unaudited) December 31, 2000 (unaudited)
                            ----------------------------- -----------------------------
                              Revenues from    Long-lived   Revenues from    Long-lived
                            external customers   assets   external customers   assets
                            ------------------ ---------- ------------------ ----------
   United States...........       $87,581         $7,028       $154,509        $11,328
   Europe..................         6,867             59         14,216            124
   India...................         9,713        130,874         23,355        225,465
   Japan...................         4,929            367          2,982            310
   Rest of the World.......         5,447            207         15,798            170
                                 --------       --------       --------       --------
   Total...................      $114,537       $138,535       $210,860       $237,397
                                 ========       ========       ========       ========

      The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

25. Concentration of Credit Risk

      Satyam's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. As of March 31, 2000, an amount of US$76,742 thousand is maintained with a Bank in Bahrain and bank deposits in the amount of US$89,377 thousand are deposited with five banks. As of December 31, 2000 (Unaudited), an amount of US$42,263 thousand is maintained with a bank in New York. Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 1999, revenues generated from two customers accounted for 13.3% and 9.2% of the total revenues, respectively, and 13.7% and 9.4% of the total information technology (IT) services revenue (excluding inter-segment revenue), respectively. During the year ended March 31, 2000, revenues generated from two customers accounted for 14.2% and 11.9% of the total revenues, respectively, and 15.7% and 13.1% of IT services revenue (excluding inter-segment revenue), respectively. During the nine months ended December 31, 1999 (unaudited), revenues generated from two customers accounted for 11.14% and 10.41% of the total revenues, respectively and 12.07% and 11.28% of the total IT services revenue (excluding inter-segment revenue), respectively. During the nine months ended December 31, 2000 (unaudited), revenues generated from two customers accounted for 15.46% and 8.59% of the total revenues, respectively, and 17.64% and 9.80% of the total IT services revenue (excluding inter-segment revenue), respectively. During the year ended March 31, 1999, total revenue from Satyam's top five customers accounted for 39.2% of the total revenues and 40.2% of the total IT services revenue (excluding inter-segment revenue), respectively. During the year ended March 31, 2000, total revenue from Satyam's top five customers accounted for 38.4% of the total revenues, and 42.4% of the total IT services revenue (excluding inter-segment revenue), respectively. During the nine months ended December 31, 1999 (unaudited), total revenue from Satyam's top five customers accounted for 33.9% of the total revenues, and 36.7% of the total IT services revenue (excluding inter-segment revenue), respectively. During the nine months ended December 31, 2000 (unaudited), total revenue from Satyam's top five customers accounted for 34.1% of the total revenues, and 38.9% of the total IT services revenue (excluding inter-segment revenue), respectively.

26. Related Party Transactions

      Satyam provides infrastructure and other services to Satyam GE and Satyam Venture, associate companies (joint ventures) which amounted to US$539 thousand for the year ended March 31, 2000 and

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

US$909 thousand for the nine months ended December 31, 2000 (unaudited). Software services provided by Satyam GE and Satyam Venture to Satyam amounted to US$48 thousand and US$182 thousand for the year ended 1999 and 2000 respectively and US$165 thousand for the nine months ended December 31, 2000 (unaudited). Satyam GE owes an amount equivalent to US$50 thousand to Satyam Computer Services as of March 31, 2000 and US$334 thousand as of December 31, 2000 (unaudited). Satyam Venture owes an amount equivalent to US$636 thousand to Satyam Computer Services as of December 31, 2000 (unaudited).

      An Executive Director of SESL who is also a director of Satyam Computer Services was allotted 8,000,000 equity shares in the share swap deal pursuant to the acquisition of shares of SESL by Satyam Computer Services. Refer note 4 on "Acquisition of minority interest".

27. Contingencies and Commitments

Contingencies

      The bank guarantees outstanding are US$1,321 thousand and US$1,449 thousand as of March 31, 1999 and 2000 respectively and US$1,814 thousand as of December 31, 2000 (unaudited). These guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital Commitments

      Satyam has various letters of credit outstanding to different vendors totaling US$419 thousand and US$166 thousand as of March 31, 1999 and 2000 respectively and US$411 thousand as of December 31, 2000 (unaudited). These letters of credit are generally established for the import of hardware, software and other capital items.

      Satyam had contractual commitments of US$4,042 thousand and US$4,718 thousand as of March 31, 1999 and 2000 respectively and US$11,723 thousand as of December 31, 2000 (unaudited), for capital expenditures relating to acquisition of premises, equipment and new network infrastructure.

      Satyam had commitments towards investment in equity capital under joint venture agreements amounting to US$780 thousand as of March 31, 2000 and US$5,985 thousand as of December 31, 2000 (unaudited). There were no such commitments as at March 31, 1999.

28. Shareholders' Equity and Dividends

Stock Split (in the form of stock dividend)

      During the year ended March 31, 2000, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on September 1, 1999. Consequently, Satyam capitalized an amount of US$6,480 thousand from its retained earnings to common

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services' equity shares have been retroactively restated to reflect the stock split unless otherwise noted. (See note 29 for information on stock split).

Dividends

      Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholder approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Service accrues dividends payable and pays them after obtaining shareholders' approval. Unpaid dividends accrued represented US$177 thousand, US$1,398 thousand and US$2,416 thousand of accrued expenses and other current liabilities as of March 31, 1999, 2000 and December 31, 2000, (unaudited) respectively. During the year ended March 31, 1999, final dividend of US$1,359 thousand and interim dividend of US$815 thousand were declared on May 25, 1998 and October 12, 1998, respectively. These dividends were paid on July 16, 1998 and December 31, 1998, respectively. During the year ended March 31, 2000, final dividend of US$1,187 thousand and interim dividend of US$1,579 thousand were declared on May 28, 1999 and October 12, 1999, respectively. These dividends were paid on July 6, 1999 and March 27, 2000, respectively. During the nine months ended December 31, 2000 (unaudited), dividend of US$1,556 thousand was declared on May 26, 2000 which was paid on June 28, 2000.

      Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services' unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. For the year ended March 31, 2000, under Indian GAAP the net income available for distribution to equity shareholders was US$29,954 thousand and US$80,200 thousand for the nine months ended December 31, 2000 (unaudited).

      Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 22.6%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

29. Subsequent Events

a) Dividends and Stock Split

      On May 26, 2000, shareholders authorized payment of a cash dividend of US$0.008 per share amounting to US$1,556 thousand to shareholders of record on May 24, 2000. Further, the shareholders also authorized a five-for-one stock split of Satyam Computer Services' common stock whereby each issued and outstanding equity share, par value Rs.10 each, was split into five equity shares, par value Rs.2 each. The

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

record date of stock split was August 25, 2000. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services' equity shares have been retroactively restated to reflect the stock split unless otherwise noted.

b) Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd ("GSIC")

      In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd (GSIC) for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC has a put option to sell the shares back to Satyam Computer Services if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001. Under the terms of this put option, Satyam Computer Services is required, in the event Infoway fails to fulfill its obligations, to repurchase these equity shares at a price equal to the Indian Rupee equivalent to the average NASDAQ closing price during the three days before the exercise of the put option, discounted by 41.0%.

      In the nine months ended December 31, 2000 (unaudited), in respect of this transaction Satyam Computer Services has not recognized US$35,420 thousand in the statement of operations because of the put option held by GSIC. The US$35,420 thousand represents an amount equal to the excess of sales proceeds received from GSIC over the carrying value of investments in Infoway in the books of Satyam Computer Services, net of applicable income taxes. It has been classified as a liability and presented as "Excess of cash received over the carrying value of investment in Infoway, net of taxes" in the balance sheet.

      Satyam Computer Services will recognize this gain in the statement of operations, only upon Infoway's completion of an initial public offering on a recognized stock exchange in India by September 2001 or upon the expiration or forfeiture of the put option. Satyam Computer Services accounts for the put option at fair value. However, since the exercise price of the put option is equal to the estimated fair value of the shares to be reacquired at the date of exercise, the Company believes that the fair value of the put option is de minimus.

c) Acquisition of IndiaWorld by Infoway

      On June 30, 2000, Infoway completed its acquisition of IndiaWorld by acquiring the remaining 75.5% stake in a part cash and part stock deal. Infoway paid US$48.0 million in cash and the balance in 268,500 equity shares of Infoway. (Refer Note 3 on "Business Combination")

d) Acquisition of CricInfo by Infoway

      In June 2000, Infoway had entered into an agreement to acquire 25.0% of CricInfo Limited, a private company incorporated in England and Wales, which owns a popular cricket site on the Internet, for a consideration of US$37.5 million. The consideration was payable at the option of Infoway in cash or its ADSs. On July 29, 2000 (unaudited), Infoway issued 2,204,720 ADSs (representing 551,180 equity shares of Infoway) to acquire 25.0% stake in CricInfo. The number of ADSs issued was based on the price at NASDAQ on the day prior to the acquisition of CricInfo shares. The investment is accounted for under the equity method, where the difference between the cost of investment and underlying equity in net assets of the investment has been accounted for as if the investee were a consolidated subsidiary and will be amortized over a period of 5 years based on management estimate.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


e) Acquisition of IndiaPlaza.com by Infoway

      On July 13, 2000 (Unaudited), Infoway entered into an agreement (the "Merger Agreement") to acquire IndiaPlaza.com Inc. In connection with the merger, Infoway issued 480,000 ADSs (representing 120,000 equity shares of Infoway) to the shareholders of IndiaPlaza. Of the shares to be issued, 230,000 ADSs are placed into escrow account to compensate Infoway for damages relating to the representation, covenant or agreement of IndiaPlaza set forth in the merger agreement. Half of the escrow has been relieved on January 1, 2001 and the balance will be released on January 1, 2002.

      Satyam recognized goodwill of US$ 9,922 thousand, equal to the excess of the consideration paid of US$ 8,333 thousand, being the fair value of 120,000 equity shares of Infoway over the fair value of the net assets acquired of US$ (1,589) thousand.

      The equity shares issued have been considered for computing the purchase consideration and goodwill for unaudited pro forma consolidated results of operations presented below. The following unaudited consolidated results of operations are presented as if the acquisition was made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of goodwill attributable to the acquisition.

                                                Year ended   Nine months ended
                                              March 31, 2000 December 31, 2000
                                              -------------- -----------------
Revenues.....................................    $165,322        $211,997
Net loss.....................................      (8,534)        (31,865)
Loss per equity share........................       (0.03)          (0.12)
Weighted average equity shares used in
 computing loss per equity share (in
 thousands)..................................     264,720         269,921

Note: The unaudited pro forma disclosure is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations. The 480,000 ADSs of Infoway issued for the purpose of this pro forma were valued at US$17.36 per ADS (four ADS is equal to one equity share) average of the ADS price quoted on the NASDAQ National Market during July 21, 2000 to July 25, 2000.

      As of December 31, 2000 (unaudited), Satyam Computer Services held 52.54% share holding in Infoway.

f) Computer Associates International, Inc. (unaudited)

      On December 29, 2000 Satyam Computer Services entered into an agreement with Computer Associates International, Inc., (CA) to form an equally held joint venture company to be named as Satyam CA ASP (Pvt.) Ltd. to engage in the business of hosting, delivering and administering selective applications ("ASPs") consisting of software products licensed by CA. CA will provide the JV with object code versions of the CA Products and other technology reasonably required, in consideration of a royalty as a percentage of the annual net revenues of the JV company. Satyam will provide engineering and other know-how needed and provide the network bandwidth required to host the ASP portals and will get paid for the foregoing services at preferred negotiated rates.

      The Joint Venture Company was formed in January 2001 at Mumbai, India.

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)


g) TRW Inc.

      In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW Inc. that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants are non-forfeitable as of the date of grant.

      On August 22, 2000 (unaudited), Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW Inc. in exchange of Rs.71.6 (US$1.6) per share totaling to US$0.5 million in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants are convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc. for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal US$5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to US$1,157 thousand. It will be amortized ratably over the period, as described below with respect to the joint venture agreement between Satyam Computer Services and TRW Inc. (that is five years and three months period), starting from the date of signing of the joint venture agreement (that is September 26, 2000) to December 31, 2005. The amortization will be classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization will be recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam's equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%.

      For the nine months ended December 31, 2000, Satyam has amortized the excess of the fair value of the warrants over the consideration of the warrants paid ratably in the method aforementioned.

      In the event the price of Satyam Computer Services equity shares on the Bombay Stock Exchange at the time of the exercise of the warrants is less than Rs.895.0 (US$20.0) per equity share, Satyam Computer Services are required to use its best efforts to obtain the requisite shareholder and regulatory approvals to issue new warrants to the holder on substantially the same terms. The exercise price of these new warrants will be based on the fair market value of Satyam Computer Services' equity shares at the time of exercise determined in accordance with applicable Indian regulations. The upfront payment made by the holder for the new warrants, plus the aggregate exercise price for the equity shares underlying these warrants, will be calculated in accordance with Indian regulations based on the fair market value of Satyam Computer Services' equity shares and will not exceed US$10.0 million.

      On September 26, 2000 (unaudited), the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW Inc. respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work over the five years and seven months period. TRW may adjust this initial target revenue amount before May 31, 2001, but the adjusted target revenue amount can not be less than $100 million. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

Services have the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration. Satyam views that the fair value of the put is the amount that Satyam would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Upon the formation of the joint venture Satyam Computer Services will record the put option at fair value, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The put option will be subsequently marked to fair value through selling, general and administration expenses in statement of operations. Based on the terms of the agreement and management estimate, the value of put option was US$ nil and US$ 1,915 thousand as of September 26, 2000 and December 31, 2000 (unaudited).

      If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. In the event that certain minimum cumulative revenues are achieved the price will be equal to the higher of the amount computed above or an amount not to exceed US$40.0 million. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. The total amount payable to TRW if it divests its stake can not exceed two percent of Satyam Computer Services total market capitalization on December 31, 2003. If TRW divests its stake, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if TRW is satisfied with the joint venture's performance of the supply agreement and TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years.

      If Satyam Computer Services undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

      In addition, TRW Inc. will receive an amount in cash or Satyam Computer Services' equity shares, at its discretion, equal to 33.0% of the excess of actual revenues received by the joint venture from TRW Inc. over targeted revenues, subject to the ceiling of US$25 million if such targeted revenues are exceeded by 5.0% or more by December 31, 2005. However, such additional amount together with the buyout of TRW Inc.'s 24.0% interest cannot exceed 2.0% of Satyam Computer Services' total market capitalization as of December 31, 2003. No accrual has been made for such contingent payment.

      TRW Inc. will also receive royalties from revenues related to services provided by the venture to third parties referred to the venture by TRW Inc. Such royalties will be computed at a rate of 5.0% of the first US$25 million of revenues and 8.0% thereafter. However, as of balance sheet date no such revenues have been recognized by the venture.

h). IdeaEdge Ventures LLC (unaudited)

      On January 31, 2001, Satyam Computer Services entered into an agreement to form an equally owned Joint Venture company proposed to be named as Satyam IdeaEdge Technologies Private Limited with IdeaEdge Ventures, LLC, a US-based venture management company, engaged primarily in creating mobile, internet, and

                        SATYAM COMPUTER SERVICES LIMITED

    (Thousands of US Dollars except per share data and as stated otherwise)

related enterprises. The Joint Venture Company would explore business opportunities arising due to mobile Internet convergence. It is intended by the parties to make an IPO on a reputable stock exchange to be mutually agreed between the parties within twenty-four months of the Initial Investment Date failing which, either party has the option to transfer all its shares subject to the restrictions in the agreement.

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                    INDEX TO U.S. GAAP FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of KPMG, Independent Auditors....................................... F-51
Balance Sheets............................................................. F-52
Statements of Income....................................................... F-53
Statements of Stockholders' Equity......................................... F-54
Statements of Cash Flows................................................... F-55
Notes to Financial Statements.............................................. F-56

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
IndiaWorld Communications Private Limited:

      We have audited the accompanying balance sheets of IndiaWorld Communications Private Limited as of March 31, 1998 and 1999, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IndiaWorld Communications Private Limited as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

      The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and are arithmetically correct on the basis disclosed in footnote 1(b).

KPMG

/s/

Mumbai, India
December 20, 1999

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                                 BALANCE SHEETS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                   As of March 31,                 As of September 30,
                          ------------------------------------  -------------------------
                              1998          1999        1999        1999         1999
                          ------------  ------------  --------  ------------- -----------
                                                                 (unaudited)  (unaudited)
         ASSETS
Current assets:
Cash and cash
 equivalents............    Rs.683,505    Rs.778,062   $17,882   Rs.1,269,751   $29,183
Accounts receivable.....       572,683       984,555    22,628      2,368,071    54,425
Investments.............       860,300     1,622,000    37,279      7,059,595   162,252
Deferred tax asset......       598,906           --        --       2,122,437    48,774
Other current assets....       856,768     1,780,206    40,915      2,085,983    47,943
                          ------------  ------------  --------  -------------  --------
    Total current
     assets.............     3,572,162     5,164,823   118,704     14,905,837   342,577
Plant and equipment--
 net....................     1,562,956     1,016,888    23,371        694,557    15,963
Deferred taxes..........       406,084       311,571     7,161        336,823     7,748
Other assets............       540,000       560,000    12,871      1,160,000    26,661
                          ------------  ------------  --------  -------------  --------
    Total assets........  Rs.6,081,202  Rs.7,053,282  $162,107  Rs.17,097,217  $392,949
                          ============  ============  ========  =============  ========


LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
Capital lease
 obligations............    Rs.333,245           --        --             --        --
Accrued expenses........       278,368    Rs.664,299   $15,268     Rs.143,745    $3,304
Deferred revenue........     2,550,729     2,544,268    58,475      4,167,809    95,790
Provision for taxes.....       665,000     1,435,000    32,981      4,263,408    97,987
Deferred tax
 liabilities............        48,827       286,527     6,585      1,656,488    38,071
Dividend payable........       200,000       200,000     4,597            --        --
Advances from
 customers..............     1,232,407     1,054,180    24,228      1,185,459    27,246
Other current
 liabilities............           --         16,990       390            --        --
                          ------------  ------------  --------  -------------  --------
    Total current
     liabilities........     5,308,576     6,201,264   142,524     11,416,909   262,398
Non-current liabilities:
Long-term debt..........           --        269,133     6,186        908,676    20,884
                          ------------  ------------  --------  -------------  --------
    Total liabilities...     5,308,576     6,470,397   148,710     12,325,585   283,282


Stockholders' equity:
Common stock, Rs.10 par
 value:
  500,000 Equity Shares
  authorized and 200,000
  issued and outstanding
  as of March 31, 1998,
  1999 and September 30,
  1999..................     2,000,000     2,000,000    45,966      2,000,000    45,966
Accumulated
 (deficit)/retained
 earnings...............      (958,323)   (1,447,067)  (33,258)       285,293     6,557
                          ------------  ------------  --------  -------------  --------
Accumulated other
 comprehensive Income...      (269,051)       29,952       688      2,486,339    57,144
                          ------------  ------------  --------  -------------  --------
    Total stockholders'
     equity.............       772,626       582,885    13,397      4,771,632   109,667
                          ------------  ------------  --------  -------------  --------
    Total liabilities
     and stockholders'
     equity.............  Rs.6,081,202  Rs.7,053,282  $162,107  Rs.17,097,217  $392,949
                          ============  ============  ========  =============  ========

                 See accompanying notes to financial statements

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                               INCOME STATEMENTS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                                  Six months ended
                                      Years ended March 31,                         September 30,
                         ---------------------------------------------------  --------------------------
                             1997          1998          1999         1999        1999          1999
                         ------------  ------------  -------------  --------  -------------  -----------
                                                                               (unaudited)   (unaudited)
Revenues................ Rs.6,357,477  Rs.9,219,844  Rs.13,957,559  $320,790  Rs.10,387,631   $238,741
Cost of revenues........    3,875,383     5,558,371      7,440,010   170,995      4,713,606    108,334
                         ------------  ------------  -------------  --------  -------------   --------
Gross profit............    2,482,094     3,661,473      6,517,549   149,795      5,674,025    130,407
Operating expenses:
 Selling, general and
  administrative
  expenses..............    2,583,636     3,202,787      4,285,134    98,486      3,005,043     69,066
Advances written off....          --            --       1,833,541    42,141            --         --
                         ------------  ------------  -------------  --------  -------------   --------
Total Operating
 Expenses...............    2,583,636     3,202,787      6,118,675   140,627      3,005,043     69,066
Operating income........     (101,542)      458,686        398,874     9,168      2,668,982     61,341
Other income, net.......       34,179        46,685        590,841    13,579         57,823      1,329
                         ------------  ------------  -------------  --------  -------------   --------
(Loss)/income before
 income taxes...........      (67,363)      505,371        989,715    22,747      2,726,805     62,670
Income taxes............       14,202      (375,289)      (978,459)  (22,488)      (994,445)   (22,855)
                         ------------  ------------  -------------  --------  -------------   --------
Net (loss)/income.......   Rs.(53,161)   Rs.130,082      Rs.11,256      $259   Rs.1,732,360    $39,815
                         ============  ============  =============  ========  =============   ========
Net (loss)/income per
 Equity Share...........     Rs.(0.27)      Rs.0.65        Rs.0.06       --         Rs.8.66      $0.20



                 See accompanying notes to financial statements

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                      STATEMENTS OF STOCK HOLDERS' EQUITY
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                               Accumulated
                              Common Stock                        Other                       Total
                          -------------------- Comprehensive  Comprehensive  Accumulated  Stockholders'
                          Shares   Par Value      Income         Income        Deficit       Equity
                          ------- ------------ -------------  -------------  -----------  -------------
Balance as of March
 31,1997................  200,000 Rs.2,000,000                 Rs.(210,568)  Rs.(688,405) Rs.1,101,027
Comprehensive income....
  Net income............                         Rs.130,082                      130,082       130,082
  Unrealized loss on
   Investments, Net.....                            (57,537)                                   (57,537)
                                               ------------
  Others................                               (946)                                      (946)
                                               ------------
  Other comprehensive
   income...............                            (58,483)       (58,483)
                                               ------------
Comprehensive income
 (loss).................                            (71,599)
Dividend................                                                        (400,000)     (400,000)
                          ------- ------------ ------------   ------------   -----------  ------------
Balance as of March
 31,1998................  200,000    2,000,000                    (269,051)     (958,323)      772,626
Comprehensive income....
  Net income............                             11,256                       11,256        11,256
  Unrealized loss on
   investments, Net.....                            254,156                                    254,156
                                               ------------
  Others................                             44,847                                     44,847
                                               ------------                               ------------
Other comprehensive
 income.................                            299,003        299,003
                                               ------------
Comprehensive income
 (loss).................                            310,259
Dividends...............                                                        (500,000)     (500,000)
                          ------- ------------ ------------   ------------   -----------  ------------
Balance as of March
 31,1999................  200,000    2,000,000                      29,952    (1,447,067)      582,885
Comprehensive income....
  Net income............                          1,732,360                    1,732,360     1,732,360
  Unrealized gain on
   investments, Net.....                          2,393,971                                  2,393,971
                                               ------------
  Others................                             62,416                                     62,416
                                               ------------
  Other comprehensive
   income...............                          2,456,387      2,456,387
                                               ------------
Comprehensive income
 (loss).................                       Rs.4,188,747
                          ------- ------------ ============   ------------   -----------  ------------
Balance as of September
 30, 1999 (unaudited)...  200,000 Rs.2,000,000                Rs.2,486,339    Rs.285,293  Rs.4,771,632
                          ======= ============                ============   ===========  ============
Balance as of March 31,
 1999 (in $)............  200,000      $45,966                        $688      $(33,258)      $13,397
                          ======= ============                ============   ===========  ============
Balance as of September
 30, 1999 (in $)
 (unaudited)............  200,000      $45,966                     $57,144        $6,557      $109,667
                          ======= ============                ============   ===========  ============

                 See accompanying notes to financial statements

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                            STATEMENTS OF CASH FLOWS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

                                                                           Six months ended
                                    Year ended March 31,                    September 30,
                          -------------------------------------------  -------------------------
                             1997        1998        1999      1999        1999         1999
                          ----------  ----------  ----------  -------  ------------  -----------
                                                                       (unaudited)   (unaudited)
Cash flows from
 operating activities:
Net (loss)/profit.......  Rs.(53,161) Rs.130,082   Rs.11,256     $259    $1,732,360    $39,815
Adjustments to reconcile
 net loss to net cash
 provided by operating
 activities:
  Deferred income tax...    (214,202)    (89,711)    208,459    4,791    (1,883,963)   (43,300)
  Profit on sale of
   investments..........         --          --     (539,115) (12,391)      (95,714)    (2,200)
  Amounts written off-
   other assets.........         --          --    1,833,541   42,141           --         --
  Depreciation of plant
   and equipment........     648,823   1,069,153   1,275,845   29,323       791,331     18,187
  Changes in assets and
   liabilities:
   Accounts receivable
    (net)...............    (581,123)    422,839    (411,872)  (9,466)   (1,383,515)   (31,797)
   Other current
    assets..............    (274,634)   (516,289)   (923,438) (21,224)     (305,777)    (7,028)
   Other assets.........    (379,000)   (156,000)    (20,000)    (460)     (600,000)   (13,790)
   Accrued expenses.....      27,653     (42,180)    385,931    8,870      (520,554)   (11,964)
   Deferred revenue.....   1,602,927     947,802      (6,461)    (148)    1,623,541     37,314
   Provision for income
    taxes...............     200,000     465,000     770,000   17,697     2,878,408     66,155
   Advances from
    customers...........     736,480     495,927    (178,227)  (4,096)      131,279      3,017
   Other current
    liabilities.........     (25,800)        --       16,990      390       (16,990)      (390)
                          ----------  ----------  ----------  -------  ------------    -------
  Net cash provided by
   operating
   activities...........   1,687,963   2,726,623   2,422,909   55,686     2,350,406     54,019
Cash flows from
 investing activities:
  Expenditure on
   investments..........    (227,901)   (656,818) (3,346,958) (76,924)   (2,238,301)   (51,443)
  Proceeds from sale of
   investments..........         --          --    2,402,046   55,207       310,967      7,147
Expenditure on plant and
 equipment..............  (1,174,096) (1,015,660)   (769,328) (17,682)     (370,926)    (8,525)
                          ----------  ----------  ----------  -------  ------------    -------
Net cash provided by
 investing activities...  (1,401,997) (1,672,478) (1,714,240) (39,399)   (2,298,260)   (52,821)
Cash flows from
 financing activities:
Proceeds from issuance
 of long-term debt......         --          --      269,133    6,186       639,543     14,699
Dividend payments made..         --     (220,000)   (550,000) (12,641)     (200,000)    (4,597)
Principal payments under
 capital lease
 obligations............         --     (455,860)   (333,245)  (7,659)          --         --
                          ----------  ----------  ----------  -------  ------------    -------
Net cash provided
 by/(used in) financing
 activities.............         --     (675,860)   (614,112) (14,114)      439,543     10,102
                          ----------  ----------  ----------  -------  ------------    -------
Net increase in cash and
 cash equivalents.......     285,966     378,285      94,557    2,173       491,689     11,301
Cash and cash
 equivalents at the
 beginning of the year..      19,254     305,220     683,505   15,709       778,062     17,882
                          ----------  ----------  ----------  -------  ------------    -------
Cash and cash
 equivalents at the end
 of the year............  Rs.305,220  Rs.683,505  Rs.778,062  $17,882  Rs.1,269,751    $29,183
                          ==========  ==========  ==========  =======  ============    =======
Supplementary
 Information:
Cash paid towards
 taxes..................         --   Rs.200,000   Rs.80,000   $1,839     Rs.50,000     $1,149
Supplemental schedule of
 non cash financing
 activities:
Capital leases..........         --      789,105         --       --            --         --

                 See accompanying notes to financial statements

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

                         NOTES TO FINANCIAL STATEMENTS
    (Expressed in Indian Rupees, except share data and as otherwise stated)

1.Summary of Significant Accounting Policies and Practices

a)Description of Business

  IndiaWorld Communications Private Limited, (formerly Ravi Database Consultants Private Limited) ("IndiaWorld" or the "Company") a subsidiary of CM Jain Impex and Investments Private Limited, was incorporated on July 31, 1992 under the India Companies Act of 1956 (the "Act"). The Company is in the business of providing web-based solutions and advertising services. Headquartered at Mumbai, in India, the Company has a branch at New Delhi.

b)Basis of Preparation of Financial Statements

  The accompanying financial statements have been prepared in Indian Rupees ("Rs."), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 1999 and for the six months ended September 30, 1999 have been translated into United States dollars ("US$") at the noon buying rate in New York City on December 31, 1999 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1=Rs.43.51. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on March 31, 1999 or December 31, 1999 or at any other date.

c)Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)Cash, Cash Equivalents and Short-term Investments

  The Company considers all highly liquid investments with original maturities, at the date of purchase/investment, of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and cash on deposit with banks.

e)Revenue Recognition

  Revenues from web-site design and development are recognized upon completion of the project once the customer's weblinks are commissioned and available on the world-wide-web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted.

  Revenues from banner advertisements are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of the period and the collection of the related receivables is probable.

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)


f)Investments

  The Company has evaluated its investment policies consistent with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of applicable income taxes, reported in the Statement of Stockholders' Equity under the caption Other Comprehensive Income/(Loss). Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. The cost of securities sold is based on the first-in first-out method. Interest and dividends on securities classified as available-for-sale are included in other income.

g)Plant and Equipment

  Plant and equipment are stated at cost. A vehicle obtained under capital lease obligation is stated at the present value of minimum lease payments. The Company computes depreciation for all plant and equipment using the declining balance method. The estimated useful lives of assets are as follows:

   Computer equipment................................................... 2 years
   Furniture and fixtures............................................... 5 years
   Vehicles............................................................. 5 years
   Plant and machinery.................................................. 5 years

  The Company purchases certain application software for internal use. It is estimated that such software has a relatively short useful life, usually less than one year. The Company, therefore, charges to income the cost of acquiring such software, entirely at the time of acquisition.

h)Income Taxes

  Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

i)Pensions and other post retirement benefits

  Contributions to defined contribution plans are charged to income in the period in which they accrue.

  Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)


j)Interim Information (Unaudited)

  The interim information presented in these financial statements is prepared by Management without audit and, in the opinion of Management includes all adjustments of a normal recurring nature that are necessary for the fair presentation of financial position, results of operations and cash flows for the periods shown, in accordance with generally accepted accounting principles.

2. Cash and Cash Equivalents

  The cost and fair values for cash and cash equivalents as of March 31, 1998 and 1999 and September 30, 1999, are set out below.

                            March 31,   March 31,   March 31, September 30, September 30,
                               1998        1999       1999        1999          1999
                            ---------- ------------ --------- ------------- -------------
                                                               (unaudited)   (unaudited)
   Cost and fair values
     Cash and cash
      equivalents.......... Rs.683,505   Rs.778,062  $17,882  Rs.1,269,751     $29,183
                            ---------- ------------  -------  ------------     -------
                            Rs.683,505   Rs.778,062  $17,882  Rs.1,269,751     $29,183
                            ========== ============  =======  ============     =======

3. Other Current Assets

  Other current assets consist of the following:

                            March 31,   March 31,   March 31, September 30, September 30,
                               1998        1999       1999        1999          1999
                            ---------- ------------ --------- ------------- -------------
                                                               (unaudited)   (unaudited)
   Withholding taxes....... Rs.469,086   Rs.875,206  $20,115  Rs.1,233,775     $28,356
   Prepaid expenses........    125,000      625,000   14,365           --          --
   Advance tax payments....    200,000      280,000    6,435       225,000       5,171
   Other advances..........     62,682          --       --        627,208      14,416
                            ---------- ------------  -------  ------------     -------
                            Rs.856,768 Rs.1,780,206  $40,915  Rs.2,085,983     $47,943
                            ========== ============  =======  ============     =======

  Prepaid expenses consist mainly of un-expired portion of annual rentals paid to the Videsh Sanchar Nigam Limited, for use of leased lines.

4. Investments

  The cost and fair values of investments as of March 31, 1998 and 1999 and September 30, 1999 are set out below.

                 March 31,    March 31,   March 31, September 30, September 30,
                    1998         1999       1999        1999          1999
                ------------ ------------ --------- ------------- -------------
                                                     (unaudited)   (unaudited)
   Cost........ Rs.1,318,237 Rs.1,322,718  $30,400  Rs.2,990,252     $68,726
   Fair val-
    ues........      860,300    1,622,000   37,279     7,059,595     162,252

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)


5.Plant and Equipment

  Plant and equipment consists of the following:

                              March 31,     March 31,    March 31,  September 30,  September 30,
                                 1998          1999        1999         1999           1999
                             ------------  ------------  ---------  -------------  -------------
                                                                     (unaudited)    (unaudited)
   Computer equipment......  Rs.3,291,438  Rs.3,964,321   $91,113   Rs.4,376,782      $100,592
   Furniture and fixtures..        48,375        78,199     1,797         90,438         2,079
   Vehicles................       789,105       789,105    18,136        789,105        18,136
   Plant and machinery.....       100,000       127,070     2,920        171,370         3,939
                             ------------  ------------  --------   ------------     ---------
                                4,228,918     4,958,695   113,966      5,427,695       124,746
                             ------------  ------------  --------   ------------     ---------
   Accumulated deprecia-
    tion...................    (2,665,962)   (3,941,807)  (90,595)    (4,733,138)     (108,783)
                             ------------  ------------  --------   ------------     ---------
                             Rs.1,562,956  Rs.1,016,888   $23,371     Rs.694,557       $15,963
                             ============  ============  ========   ============     =========

  Depreciation expense amounted to Rs.648,823, Rs.1,069,153 and Rs.1,275,845 (US$29,323) for fiscal years 1997, 1998 and 1999 respectively and Rs.791,331 (US$18,187) for the six months period ended September 30, 1999.

6.Leases

  The Company was obligated during 1998 under a capital lease for Rs.789,105 for the purchase of a vehicle. The capital lease obligation was for a period of one year and the Company met its full obligations under the lease before the end of fiscal 1999.

7.Other Assets

  Other assets consist of the following:

                            March 31,  March 31,  March 31, September 30, September 30,
                               1998       1999      1999        1999          1999
                            ---------- ---------- --------- ------------- -------------
                                                             (Unaudited)   (Unaudited)
   Rent and maintenance
    deposits .............. Rs.500,000 Rs.520,000  $11,951  Rs.1,120,000     $25,741
   Other deposits..........     40,000     40,000      920        40,000         920
                            ---------- ----------  -------  ------------     -------
                            Rs.540,000 Rs.560,000  $12,871  Rs.1,160,000     $26,661
                            ========== ==========  =======  ============     =======

8.Long-term Debt

  Long term debt represents the interest free unsecured loan received from Intel Asia Pacific Inc., towards the development of optimised content on a website of the Company. The amount is repayable at the end of two years from the date of the contract. As of March 31 and September 30, 1999, the Company had received Rs.301,430 (US$6,928) and Rs.1,039,333 (US$23,887), which amounts have been discounted at 12% for purposes of imputing interest on the loan. The unamortized discount was Rs.32,297 (US$742) and

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)

  Rs.130,657 (US$3,003), at March 31 and September 30, 1999, respectively. Interest expense on the loan amounted to Rs.28,835 (US$663) and Rs.51,434 (US$1,182) at March 31 and September 30, 1999, respectively. The unamortized discount will be recognized as income over the course of the contract period.

9.Income Taxes

  The provision for income tax comprises:

                            March 31,   March 31,  March 31, September 30, September 30,
                               1998        1999      1999        1999          1999
                            ----------  ---------- --------- ------------- -------------
                                                              (Unaudited)   (Unaudited)
   Current taxes:
     Domestic taxes........ Rs.465,000  Rs.770,000  $17,697  Rs.2,878,408     $66,155
   Deferred taxes:
     Domestic taxes........    (89,711)    208,459    4,791     1,883,963      43,300
     Aggregate taxes.......    375,289     978,459   22,488       994,445      22,855

  All tax benefits have been allocated to the continuing operations of the Company. The tax effects of significant temporary differences that resulted in deferred tax assets and a description of the financial statement items that created these differences are:

                             March 31,   March 31,   March 31, September 30, September 30,
                                1998        1999       1999        1999          1999
                             ----------  ----------  --------- ------------- -------------
                                                                (Unaudited)   (Unaudited)
   Deferred tax assets
     Unrealized loss of
      Investments..........   Rs.30,981         --       --            --           --
     Plant and equipment ..     495,219  Rs.311,571   $7,161    Rs.104,846       $2,410
     Deferred revenues.....     478,790         --       --      2,181,164       50,130
     Deferred expenses.....         --          --       --        173,250        3,982
                             ----------  ----------   ------    ----------      -------
       Total deferred tax
        assets.............   1,004,990     311,571    7,161     2,459,260       56,522
   Deferred tax liabilities
     Unrealized gain on
      Investments..........         --     (136,853)  (3,145)   (1,498,665)     (34,444)
     Deferred revenues.....         --      (35,924)    (826)          --           --
     Deferred expenses.....     (36,371)   (113,750)  (2,614)          --           --
     Others................     (12,456)        --       --       (157,823)      (3,627)
                             ----------  ----------   ------    ----------      -------
       Total deferred tax
        liabilities........     (48,827)   (286,527)  (6,585)   (1,656,488)     (38,071)
                             ----------  ----------   ------    ----------      -------
   Net deferred tax
    assets.................  Rs.956,163   Rs.25,044     $576    Rs.802,772      $18,451
                             ==========  ==========   ======    ==========      =======

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)


   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

                         March 31,   March 31,   March 31,   March 31, September 30,  September 30,
                            1997        1998        1999       1999        1999           1999
                         ----------  ----------  ----------  --------- -------------  -------------
                                                                        (unaudited)    (unaudited)
  Net income before
   taxes................ Rs.(67,363) Rs.505,371  Rs.989,715   $22,747  Rs.2,726,805      $62,670
  Enacted tax rates in
   India................         43%         35%         35%       35%        38.50%       38.50%
  Computed expected tax
   Expense.............. Rs.(28,966) Rs.176,880  Rs.346,400    $7,961  Rs.1,049,819      $24,128
  Advances written off..        --          --      641,739    14,749           --           --
  Tax disallowances.....      2,428      46,826         --        --            --           --
  Others................        --          --       (9,680)     (222)      (39,184)        (901)
  Effect of tax rate
   change...............     12,336     151,583         --        --        (16,190)        (372)
                         ----------  ----------  ----------   -------  ------------      -------
  Total income tax
   expense/(benefit).... Rs.(14,202) Rs.375,289  Rs.978,459   $22,488    Rs.994,445      $22,855
                         ==========  ==========  ==========   =======  ============      =======

10.Common Stock

   Dividends. The Company has declared and paid dividends in fiscal 1998 and 1999 of Rs400,000 and Rs500,000 (US$11,492) respectively.

   Indian law mandates that any dividend can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes.

11.Other Income

   Other income (net) consists of the following:

                         March 31, March 31, March 31,   March 31, September 30, September 30,
                           1997      1998       1999       1999        1999          1999
                         --------- --------- ----------  --------- ------------- -------------
                                                                    (unaudited)   (unaudited)
  Profit on sale of
   investments (net)....       --        --  Rs.539,115   $12,391    Rs.95,715      $2,200
  Interest on loan......       --  Rs.21,856     10,250       236          --          --
  Others................ Rs.34,179    24,829     70,311     1,615       13,542         311
  Interest expense .....       --        --     (28,835)     (663)     (51,434)     (1,182)
                         --------- --------- ----------   -------    ---------      ------
                         Rs.34,179 Rs.46,685 Rs.590,841   $13,579    Rs.57,823      $1,329
                         ========= ========= ==========   =======    =========      ======

12.Commitments and Contingencies

   The Company is currently engaged in a trademark dispute with a US based company called ASAP Solutions, Inc. ("ASAP"), relating to the use of the name "Indiaworld." ASAP contends that the activities

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)

   of the Company infringe a US trademark owned by ASAP for the term "Indiaworld" and associated logos. Management, based on the opinion of counsel, is of the opinion that the trademark was improperly granted to ASAP. The Company has commenced litigation against ASAP in the United States to cancel the trademark and to assert other claims. The potential costs associated with this trademark dispute cannot be determined with any degree of certainty. Based on information presently available, the Company does not expect this dispute to have a material adverse impact on its competitive or financial position or its ongoing results of operations.

13.Related Party Transactions

   In fiscal 1998 the Company entered into an agreement with Netcore Solutions Private Limited ("Netcore") formerly Ravi Software Private Limited, a company under the common ownership, management and control of IndiaWorld. As per the terms of the agreement, the Company was entitled to market and distribute a messaging software solution called "Netserv" which was developed by Netcore. Revenues earned from the sale of Netserv were to be retained by IndiaWorld to the extent that they did not exceed Rs1 million. Revenues in excess of Rs.1 million were to be shared by Netcore and IndiaWorld in the ratio of 80:20. Revenues earned by the Company from the sale of Netserv were Rs840,000 and Rs732,164 for the years ended March 31, 1998 and March 31, 1999 respectively.

   The Company also agreed to provide Netcore free server space on its computer systems for a period of one year from April 1, 1997. Management estimates that the fair value of server space provided to Netcore was Rs180,000. The agreement was for a period of two years commencing from April 1, 1997.

   The Company also entered into transactions with CM Jain Consultants Private Limited, the holding company and with the spouse and relative of a director of the Company. Significant transactions with these parties during the fiscal years ended March 31 1997, 1998, 1999 and during the six months ended September 30, 1999 are summarized below.

                         March 31,  March 31,  March 31,  March 31, September 30, September 30,
                            1997       1998       1999      1999        1999          1999
                         ---------- ---------- ---------- --------- ------------- -------------
                                                                     (unaudited)   (unaudited)
  Rental charges........ Rs.360,000 Rs.540,000 Rs.780,000  $17,927   Rs.450,000      $10,342
  Facility charges......    192,500    320,219    690,000   15,858      240,000        5,516
  Reimbursement of
   expenses.............     68,764        --     378,200    8,692      198,172        4,555
  Consultancy charges...    135,000    240,000    600,000   13,790      407,500        9,366
  Lease rentals--Car....     40,000     48,000     48,000    1,103          --           --
  Deposits--motor car...     25,000        --         --       --           --           --
  Deposits--rental......    350,000    150,000        --       --           --           --
  Advances..............        --         --         --       --       400,000        9,193

14.Segment Reporting

   In accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has three operating segments:

    . Web-site design and webpage hosting services, designing and development of websites and webpage hosting for individuals and corporate entities;

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)

    . Web-site advertising, sale of banner advertisements on the websites created and hosted by the Company; and

    . Corporate services, providing installation and customisation services of mail server and proxy server software and messaging systems, providing web based solutions to business.

   These operating segments were identified from the structure of the Company's internal organisation. Currently the chief operating decision-maker of the Company receives and reviews information relating to segment revenues only. Revenues from services rendered by the Company are presented below:

                          March 31,    March 31,     March 31,   March 31, September 30, September 30,
                             1997         1998         1999        1999        1999          1999
                         ------------ ------------ ------------- --------- ------------- -------------
                                                                            (unaudited)   (unaudited)
  Website design and
   webpage hosting
   services............. Rs.4,103,083 Rs.5,552,942  Rs.6,225,352 $143,079   Rs.2,635,555    $60,574
  Website advertising...      948,338    1,570,190     4,956,485  113,916      5,379,766    123,644
  Corporate services....    1,306,056    2,096,712     2,775,722   63,795      2,372,310     54,523
                         ------------ ------------ ------------- --------  -------------   --------
  Revenues.............. Rs.6,357,477 Rs.9,219,844 Rs.13,957,559 $320,790  Rs.10,387,631   $238,741
                         ============ ============ ============= ========  =============   ========

   SFAS 131 also requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as depreciation on computers, communication expenses and direct personnel cost which form a significant component of total expenses are not specifically allocable to these business segments as the services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the Company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, Management believes that it is not practical to provide segment disclosures relating to total assets since a realistic analysis among the various operating segments is not possible.

15.Gratuity and Provident Fund

   Gratuity. In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment at an amount based on the respective employee's salary and the years of employment with the Company. Gratuity is provided for on the basis of an actuarial valuation. The entire balance of gratuity is unfunded.

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)


   The following table sets forth the funded status of the plan and the amounts recognized in the Company's balance sheet:

                             March 31,  March 31,  September 30, September 30,
                               1998       1999         1999          1999
                             ---------  ---------  ------------- -------------
                                                    (unaudited)   (unaudited)
   Change in benefit
    obligation Projected
    benefit obligation
    ("PBO") at the
    beginning of the year..  Rs.26,224  Rs.72,282    Rs.73,583      $1,691
   Service cost............     10,912     39,093       26,841         617
   Interest cost...........      3,145      8,642        4,393         101
   Actuarial loss/(gain)...     32,001    (46,434)      23,641         543
   Benefits paid...........        --         --           --          --
                             ---------  ---------    ---------      ------
   PBO at end of year......     72,282     73,583      128,458       2,952
                             ---------  ---------    ---------      ------
   Change in plan assets...        --         --           --          --
    Fair value of plan
     assets at beginning of
     year..................        --         --           --          --
    Actual return on plan
     assets................        --         --           --          --
    Employer
     contributions.........        --         --           --          --
    Benefits paid..........        --         --           --          --
                             ---------  ---------    ---------      ------
   Fair value of plan
    assets at end of year..        --         --           --          --
                             ---------  ---------    ---------      ------
   Funded status...........    (72,282)   (73,583)    (128,458)     (2,952)
   Unrecognized net
    actuarial loss/(gain)..       (122)   (46,556)     (19,352)       (445)
   Unrecognized transition
    obligation.............     31,917     27,927       25,932         596
                             ---------  ---------    ---------      ------
   Net amount recognized...    (40,487)   (92,212)    (121,878)     (2,801)
   Amount recognized in
    balance sheet consists
    of:
    Accrued benefit cost...     40,487     92,212      121,878       2,801
   The components of net
    gratuity costs are
    reflected below:
    Service cost...........     10,912     39,093       26,841         617
    Interest cost..........      3,145      8,642        4,393         101
    Expected return on plan
     Assets................        --         --           --          --
    Amortization...........        711      3,990       (1,569)        (36)
                             ---------  ---------    ---------      ------
   Net gratuity costs......  Rs.14,768  Rs.51,725    Rs.29,665        $682
                             =========  =========    =========      ======

   Assumptions used in accounting for the gratuity plan were a discount rate of 12% and compensation levels to increase at the rate of 20% per annum for the first three years, 15% per annum for the next three years and 10% per annum thereafter.

16.Year 2000

   Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external

                   INDIAWORLD COMMUNICATIONS PRIVATE LIMITED

    (Expressed in Indian Rupees, except share data and as otherwise stated)

   vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000, and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues.

   To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. All costs associated with the Company's plan for the Year 2000 are being expensed as incurred. The costs associated with the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               ----------------
                                   PROSPECTUS
                               ----------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Through and including June 9, 2001 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     14,500,000 American Depositary Shares

                        Satyam Computer Services Limited

                     Representing 29,000,000 Equity Shares


                              Merrill Lynch & Co.

                           Deutsche Banc Alex. Brown

                         Banc of America Securities LLC

                              Salomon Smith Barney

                     Credit Lyonnais Securities (USA) Inc.

                                  May 15, 2001